Exhibit 2.1
[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item (601)(b)(2). Such excluded information is not material and customarily and actually treated by the registrant as private and confidential.

SHARE PURCHASE AGREEMENT
by and among
COINBASE GLOBAL, INC.,
a Delaware corporation,
SENTILLIA B.V.,
a company organized under the laws of the Netherlands,
THE COMPANY SHAREHOLDERS
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
a Colorado limited liability company,
as the Shareholders’ Agent

Dated as of May 8, 2025

2.23	Environmental, Health and Safety Matters	43
2.24	No Other Representations or Warranties	43
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS		44
3.1	Power and Capacity	44
3.2	Enforceability; Noncontravention	44
3.3	Title to Shares and No Transfer	45
3.4	Litigation	45
3.5	Solvency	45
3.6	No Other Representations or Warranties	45
ARTICLE IV. WARRANTIES OF PARENT		46
4.1	Organization and Standing	46
4.2	Capitalization	46
4.3	Authority; Noncontravention	47
4.4	Parent Stock Exchange Compliance	48
4.5	SEC Reports and Financial Statements	48
4.6	Internal Controls and Procedures	49
4.7	Absence of Certain Changes	49
4.8	No Undisclosed Liabilities	50
4.9	Permits; Compliance with Laws	50
4.1	Litigation; Orders	50
4.11	Registration Statement	50
4.12	Sufficiency of Funds	50
4.13	Solvency	50
4.14	Parent Common Stock	51
4.15	Independent Review	51
4.16	Transaction Fees	52
4.17	No Other Representations or Warranties	52
ARTICLE V. CONDUCT PRIOR TO THE CLOSING		52
5.1	Conduct of the Business of the Company	52
5.2	Restrictions on Conduct of the Business of the Company	53
5.3	Notices of Certain Events	57
ARTICLE VI. ADDITIONAL AGREEMENTS		57
6.1	No Solicitation	57
6.2	Anti-Disparagement; Use of Company Name	58
6.3	Confidentiality; Public Disclosure	59
6.4	Reasonable Efforts; Regulatory Approvals	60
6.5	Third-Party Consents; Notices	63
6.6	Litigation	64

6.7	Access to Information	64
6.8	Qualified Company Securityholder	65
6.9	Spreadsheet	65
6.10	Expenses; Company Debt	66
6.11	Employees	67
6.12	Parent RSUs	70
6.13	Tax Matters	70
6.14	Directors and Officers Indemnification	74
6.15	Nasdaq Application	75
6.16	Lock-Up	75
6.17	Parent Shelf Registration Statement	76
6.18	Rule 144; Legend Removal	78
6.19	Cooperation on Labor Matters	79
6.20	Cooperation on Accounting Matters	79
6.21	Rescreening Cooperation	79
6.22	Security Matters	79
6.23	Specified Shareholder	79
6.24	Distribution of Deribit FZE Earnout Receivable	79
ARTICLE VII. CONDITIONS TO THE SHARE PURCHASE		80
7.1	Conditions to Obligations of Each Party to Effect the Share Purchase	80
7.2	Additional Conditions to Obligations of the Company	80
7.3	Additional Conditions to the Obligations of Parent	81
ARTICLE VIII. TERMINATION		83
8.1	Termination	83
8.2	Effect of Termination	84
8.3	Termination Fee	84
ARTICLE IX. ESCROW FUND AND INDEMNIFICATION		85
9.1	Escrow Fund	85
9.2	Indemnification	86
9.3	Indemnifiable Damage Threshold; Other Limitations	88
9.4	Period for Claims	91
9.5	Claims	91
9.6	Resolution of Objections to Claims	92
9.7	Shareholders’ Agent	92
9.8	Third-Party Claims	95
9.9	Treatment of Indemnification Payments	96
9.10	Exclusive Remedy	96

ARTICLE X. GENERAL PROVISIONS		96
10.1	Survival of Representations, Warranties and Covenants	96
10.2	Notices	97
10.3	Notarial Independence	98
10.4	Interpretation	98
10.5	Amendment	99
10.6	Extension; Waiver	100
10.7	Counterparts	100
10.8	Entire Agreement; Parties in Interest	100
10.9	Assignment	101
10.1	Severability	101
10.11	Remedies Cumulative; Specific Performance	101
10.12	Submission to Jurisdiction; Consent to Service of Process	102
10.13	Governing Law	102
10.14	Rules of Construction	102
10.15	WAIVER OF JURY TRIAL	102

Share Purchase Agreement
Share Purchase Agreement (this “Agreement”) is made and entered into as of May 8, 2025 (the “Agreement Date”), by and among Coinbase Global, Inc., a Delaware corporation (“Parent”), Sentillia B.V., a private limited liability company organized under the laws of the Netherlands with registered number 69402132 (the “Company”), the Company Shareholders listed on Exhibit B and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Company Shareholders’ representative, attorney-in-fact and agent (the “Shareholders’ Agent”). Certain other terms used herein are defined in Exhibit A.
Recitals
A.    The Company Shareholders collectively are the holders and the legal and beneficial owners of all of the Company Shares.
B.    Parent desires to, subject to the terms and conditions set forth in this Agreement, purchase from the Company Shareholders, and each Company Shareholder will sell to Parent, all of the Company Shares owned by such Company Shareholders and will transfer all of the Company Shares free from any Encumbrances and with all rights attaching to them as at the Closing Date (including rights to receive dividends and distributions declared, paid or made in respect of such Company Shares on or after the Closing) subject to the terms and conditions set forth in this Agreement.
C.    The Company, the Company Shareholders, and Parent desire to make certain representations, warranties, covenants and other agreements in connection with the transactions as set forth herein.
D.    Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, (1) each Key Employee shall have executed and delivered to Parent: (a) Parent’s (or its applicable Affiliate’s) customary form of employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), and (b) a restrictive covenant agreement (a “Restrictive Covenant Agreement”), and (2) John Jansen and Marius Jansen (each, a “Founder” and together, the “Founders”) have each executed and delivered to Parent (a) a Restrictive Covenant Agreement and (b) a Termination and Release Agreement, in each case, to become effective upon the Closing.
E.    Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each Company Shareholder that is married or is in a registered partnership has delivered to Parent the consent of his, her or their spouse or registered partner to entering into this Agreement, in the form attached hereto as Exhibit C (a “Spousal Consent”).
F.    The managing directors of the Company (collectively the “Management Board” and each member a “Director”) have carefully considered the terms of this Agreement and have unanimously determined that this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Share Purchase (collectively, the “Transactions”), promotes the sustainable success of the Company’s business, taking into account the interests of the Company Shareholders and other stakeholders.
G.    Immediately prior to the execution of this Agreement, NautaDutilh N.V. shall have complied with the notification procedures pursuant to the Dutch Merger Code (SER-besluit Fusiegedragsregels 2015).
H.    Each of the Company Shareholders has carefully considered the terms of this Agreement and the transactions contemplated by this Agreement and considers that the entry by such Company Shareholder into this Agreement is in its best interests.
I.    The Company is a party to this Agreement for the purpose of giving the representations, warranties, covenants, undertakings, agreements and obligations of the Company set out herein.
Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.
THE SHARE PURCHASE
1.1    The Share Purchase.
(a)    Company Shares. On the terms and subject to the conditions of this Agreement, each Company Shareholder hereby sells to Parent, and Parent hereby purchases from each Company Shareholder, all of the Company Shares owned by such Company Shareholder (as set forth on the Spreadsheet) on the Closing Date. On the Closing Date, each Company Shareholder shall transfer to Parent, and Parent shall accept all of the Company Shares owned by such Company Shareholder free and clear of all Encumbrances and with all rights then attaching to them including the right to receive all distributions and dividends declared, paid, made or accruing on or after the Closing through the execution of the Deed of Transfer (the “Share Purchase”), in exchange for (i) an amount in cash and/or Parent Stock equal to the Per Share Consideration, without interest, as determined in accordance with Section 1.3(a), and (ii) subject to Section 1.8 and Article IX, the right to receive, upon release of amounts from the Escrow Funds, such Company Shareholder’s Pro Rata Share of the Escrow Funds.
(b)    Treatment of Company Shares Owned by the Company. At the Closing, all Company Shares that are owned by the Company immediately prior to the Closing shall be canceled by the Company and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
(c)    Adjustments. In the event of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into capital shares), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Shares or to the Parent Stock occurring after the Agreement Date and prior to the Closing, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such share split, reverse share split, share dividend, reorganization, reclassification, combination, recapitalization or other like change.
(d)    Withholding Rights; Company Shareholders Expenses.
(i)    Each of Parent and its Subsidiaries, the Escrow Agent, the Company and its Subsidiaries and any other withholding agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts are required to be deducted or withheld therefrom or in connection therewith under Applicable Law. Other than with respect to any withholding required for any compensatory payments hereunder, the applicable withholding agent shall use commercially reasonable efforts to provide written detail, including the statutory authority for such withholding, of the reason such withholding is required and the calculation of the amount to be withheld at least three (3) Business Days prior to making any such withholding. Following the delivery of such notice, the parties shall work together in good faith to allow the recipient of the amounts to be withheld to provide any required Tax forms or certificate that reduce or eliminate such withholding. To the extent such amounts are so deducted or withheld and paid to the applicable Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
(ii)    The parties hereto agree that the Company Shareholders Expenses will be for the account of the Company Shareholders. If and to the extent any Company Shareholders Expenses are invoiced to and paid by the Company (or any of its Subsidiaries) prior to the Closing, such Company Shareholders Expenses shall be deemed to be deducted from the Aggregate Cash Consideration as Company Unpaid Transaction Expenses and shall be deemed to be included in the Company Cash and Parent shall pay such Company Shareholders Expenses on behalf of the Company Shareholders to the Company in accordance with the provisions of this Agreement. Parties agree and confirm that it is their intention that the provisions regarding the payment and settlement of the Company Shareholders Expenses as set out in this Agreement shall not result in any deemed dividend by the Company to the Company Shareholders.
(e)    Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the completion of the Share Purchase (the “Closing”), shall take place at the offices of NautaDutilh N.V., Beethovenstraat 400 1082 PR Amsterdam, the Netherlands, or at such other location as Parent and the Company agree, at (i) 8:00 p.m. in Amsterdam, the Netherlands on a date to be agreed by Parent and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that if such Business Day would otherwise occur anytime during the final four weeks of a fiscal quarter of Parent, then Parent may, in its discretion, upon delivery of written notice to the Company prior to the end of such third (3rd) Business Day, delay the Closing until the first Business Day of the next fiscal quarter of Parent (a “Delayed Closing Notice”), in which case the Closing shall be held on such first Business Day (so long as all of the conditions set forth in Article VII (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such first Business Day); provided that, if a Delayed Closing Notice is delivered and at the time the Closing would have occurred but for the delivery of the Delayed Closing Notice, the conditions set forth in Section 7.3(a) and Section 7.3(d) would have been satisfied, such conditions will be deemed to be satisfied (other than in the case of intentional breach) on the actual Closing Date after giving effect to the Delayed Closing Notice, or (ii) such other date and time and/or such other location as Parent and the Company agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.
1.2    Closing Deliveries.
(a)    Parent Deliveries. Parent shall deliver to the Company and the Shareholders’ Agent, at or prior to the Closing:
(i)     a certificate, dated as of the Closing Date, executed on behalf of Parent by a duly authorized officer of Parent to the effect that each of the conditions set forth in Sections 7.2(a) and 7.2(d) has been satisfied; and
(ii)    a counterpart of the Escrow Agreement, duly executed by Parent and the Escrow Agent.
(b)    Company Deliveries. The Company or the Company Shareholders, as applicable, shall deliver, or cause the Company to deliver, to Parent, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date and executed on behalf of the Company by an authorized officer of the Company, to the effect that each of the conditions set forth in clauses (a), (b) and (d) of Section 7.3 has been satisfied (the “Company Closing Certificate”);
(ii)    a certificate, dated as of the Closing Date and executed on behalf of the Company by an authorized officer of the Company, certifying the Company’s (A) existing Articles, including all amendments thereto (the “Organizational Documents”), (B) shareholder resolutions approving the Share Purchase and this Agreement, and (C) duly executed resolution adopted by the Management Board, approving the Share Purchase, in connection with the transfer restrictions under the Articles;
(iii)    a counterpart of the Escrow Agreement, duly executed by the Shareholders’ Agent;

(iv)    a resignation letter in a form reasonably satisfactory to Parent and the Company executed by each Director and the directors of each of the Company’s Subsidiaries in office immediately prior to the Closing, in each case, effective no later than as at Closing;
(v)    the Spreadsheet, completed to include all of the information specified in Section 6.9;
(vi)    evidence reasonably satisfactory to Parent of (A) the Company’s and its Subsidiaries’ receipt of all consents, waivers and approvals and copies of notices delivered as described in Schedule A(i)(A) and (B) the amendment or termination, as applicable, of each of the Contracts set forth on Schedule A(i)(B);
(vii)    the Company shall have delivered to the Notary the shareholders register of the Company;
(viii)    the Company shall have delivered to Parent a copy of the duly executed Joinder by the Specified Shareholder;
(ix)    the Company shall have delivered to Parent evidence reasonably satisfactory to Parent that the Company has completed the actions set forth in Part 2 of Schedule H; and
(x)    the Company shall have delivered to Parent a binding definitive agreement with the Specified Vendor substantially on the terms set forth on Schedule M.
(c)    Parties Deliveries. At or prior to the Closing:
(i)    each party shall deliver duly executed powers of attorney, and to the extent required by the Notary, legalized and apostilled and accompanied by an authority statement, to be delivered by the Company, each Company Shareholder and Parent to the Notary, authorizing such party’s Representative or the Notary to attend to and execute the Deed of Transfer;
(ii)    “know your client” information, in the form as requested by the Notary, to be delivered by the Company, each Company Shareholder and Parent to the Notary; and
(iii)    each Company Shareholder, Parent and the Company shall effect the Share Purchase by means of the execution of a Deed of Transfer in the presence of the Notary.
(d)    Rights Not Transferable. The rights of the Company Shareholders under this Agreement as of immediately prior to the Closing are personal to each such Company Shareholder and shall not be transferable for any reason, other than by (i) operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Shareholder or (ii) in connection with the transfer of Company Shares by the applicable Company Shareholder not in breach of the terms of this Agreement. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
(e)    No Interest. Other than as set forth in Section 8.3, no interest shall accumulate on any cash payable in connection with the completion of the Transactions.
1.3    Closing Payments.
(a)    Company Shareholder Details. The parties shall cause the Distribution Agent, prior to Closing, to solicit from each Company Shareholder (i) the payment details as required by Parent and/or the Distribution Agent in order to deliver the cash consideration and shares of Parent Stock due to such Company Shareholder, as applicable, (ii) a completed Investor Representation Letter and (iii) an appropriate U.S. Internal Revenue Service Form W-8 or Form W-9, as applicable, together with any applicable attachments or withholding statements. As soon as reasonably practicable after the Closing, to the extent not previously delivered, each Company Shareholder shall deliver to the Distribution Agent the items in the foregoing clauses (i) through (iii).
(b)    Company Shares. Pursuant to Section 1.1 and subject to the terms of this Agreement, no later than 10:00 a.m. Pacific Time on the day immediately prior to the Closing Date, Parent shall transfer, or cause to be transferred, an amount equal to the Closing Cash Consideration into the account of the Distribution Agent (such date of transfer, the “Transfer Date”). Parent, the Company and the Shareholders’ Agent shall execute the Distribution Agent Agreement, and shall cause the Distribution Agent to execute the Distribution Agent Agreement via counterparts no later than the day prior to the Transfer Date. The Distribution Agent will in accordance with the Distribution Agent Agreement, hold the funds so received for the benefit of Parent and immediately after execution of the Deed of Transfer by the Notary, the Distribution Agent will hold such funds for the benefit of the Company Shareholders. The Distribution Agent shall transfer to each of the Company Shareholders the relevant cash portion of the Per Share Consideration or the Per Share Cash Consideration (as set forth on the Spreadsheet) in accordance with Distribution Agent Agreement on (i) the Closing Date if such Company Shareholder is not a Dutch Company Shareholder and has provided the materials required pursuant to Section 1.3(a) at least three Business Days prior to the Closing, (ii) on the first Business Day following the Closing Date, if such Company Shareholder is a Dutch Company Shareholder and has provided the materials required pursuant to Section 1.3(a) or (iii) if later, three Business Days after the delivery of the materials required pursuant to Section 1.3(a) (with respect to each such Company Shareholder, the “Payment Time”), provided that with respect to Dutch Company Shareholders at that time, the Dutch insolvency register does not indicate such Company Shareholder is subject to bankruptcy, suspension of payments or debt restructuring.
(i)    Payments to Non-Qualified Company Securityholders. Upon the Closing and at the Payment Time, each Non-Qualified Company Securityholder shall be entitled to receive an amount in cash equal to the Per Share Consideration multiplied by the number of Company Shares held by such Non-Qualified Company Securityholder.

(ii)    Payments to Qualified Company Securityholders. Upon the Closing and at the Payment Time, each Qualified Company Securityholder shall be entitled to receive (A) an amount in cash equal to the Per Share Cash Consideration multiplied by the number of Company Shares held by such Qualified Company Securityholder and (B) such number of shares of Parent Stock as is equal to the Exchange Ratio multiplied by the number of Company Shares held by such Qualified Company Securityholder rounded down to the nearest whole share in accordance with Section 1.4 (the “Closing Stock”). Notwithstanding the foregoing, Parent shall be entitled to withhold and reallocate the consideration payable to the Company Shareholder specified in the Shareholder Payment Letter in accordance with terms of the Shareholder Payment Letter.
1.4    Issuance of Parent Stock.
(a)    Upon the Closing and at the Payment Time, Parent shall instruct its transfer agent to cause the applicable number of shares of Parent Stock in uncertificated book-entry form to be issued to each Qualified Company Securityholder (as set out in the Spreadsheet).
(b)    No fractional shares of Parent Stock will be issued hereunder, but in lieu thereof, Parent shall procure that at Closing each Qualified Company Securityholder that would otherwise be entitled to a fraction of a share of Parent Stock (after aggregating all fractional shares of Parent Stock that otherwise would be received by such Qualified Company Securityholder) shall receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction of a share of Parent Stock and (ii) the Parent Price Per Share. This cash payment (if any) shall be added to the consideration due to Qualified Company Securityholders in accordance with Section 1.4(c).
(c)    The amount of cash each Company Shareholder is entitled to receive for their Company Shares shall be rounded to the nearest cent and computed after aggregating cash amounts for (i) all Company Shares held by such Company Shareholder and (ii) any cash amounts due to such Qualified Company Securityholder in accordance with Section 1.4(b).
1.5    Escrow Fund.
(a)    Notwithstanding anything to the contrary in the other provisions of this Article I, Parent shall withhold from each Company Shareholder an amount equal to its Pro Rata Share of each of the Indemnity Escrow Amount and the Consideration Adjustment Escrow Amount. At the Closing, Parent shall cause the Indemnity Escrow Amount and the Consideration Adjustment Escrow Amount to be deposited with the Escrow Agent.
(b)    The Consideration Adjustment Escrow Fund shall constitute security for the benefit of Parent with respect to any adjustment to the consideration as set forth in Section 1.8, and shall be held by the Escrow Agent and distributed in accordance with Section 1.8(g).

(c)    The execution of this Agreement and the approval of the Share Purchase by the Company Shareholders shall constitute, among other things, approval of the Indemnity Escrow Amount and the Consideration Adjustment Escrow Amount, the withholding of the Escrow Amounts by Parent and the appointment of the Shareholders’ Agent.
1.6    No Liability. Notwithstanding anything to the contrary in Section 1.3, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
1.7    Expense Fund. Notwithstanding anything to the contrary in the other provisions of this Article I, Parent shall withhold from each Company Shareholder an amount equal to its Pro Rata Share of the Expense Amount. At the Closing, Parent shall cause the Expense Amount to be deposited with the Shareholders’ Agent. For the avoidance of doubt, each Company Shareholder’s Pro Rata Share of the Expense Fund shall be funded exclusively in cash (and no shares of Parent Stock shall be contributed to the Expense Fund in connection therewith). The Shareholders’ Agent shall hold and distribute the Expense Fund upon the terms and conditions set forth in Section 9.7(c).
1.8    Consideration Adjustment.
(a)    The Company shall deliver (i) an initial draft of the Estimated Closing Statement to Parent, no later than five Business Days prior to the Closing Date (and the Company shall consider in good faith any reasonable comments delivered by Parent and its Representatives (provided, that, in no event shall the failure to agree on the Estimated Closing Statement be deemed a condition to the Closing)) and (ii) the Estimated Closing Statement to Parent not later than three Business Days prior to the Closing Date.
(b)    Within 90 days after the Closing, Parent shall deliver to the Shareholders’ Agent a written statement prepared in a manner consistent with the Estimated Closing Statement, setting forth the calculations of Company Debt, Company Cash, Company Net Working Capital and Company Unpaid Transaction Expenses (the “Consideration Adjustments”), each as determined by Parent in good faith (and the aggregate dollar amount of the Consideration Adjustments as proposed by Parent, the “Parent Consideration Calculation”) and the amount by which the Parent Consideration Calculation is equal to, more or less than the aggregate dollar amount of the Consideration Adjustments as proposed by the Company in the Estimated Closing Statement, in each case together with supporting documentation, information and calculations (the “Closing Statement”). If the Closing Statement is not delivered within such period, all matters set forth in the Estimated Closing Statement shall be deemed final and the Estimated Closing Statement will be deemed the Closing Statement for all purposes under this Agreement.
(c)    The Shareholders’ Agent shall be entitled to make inquiries regarding, the Closing Statement, and Parent shall use commercially reasonable efforts to make its (and its’ Subsidiaries’) employees respond to such inquiries, and their respective Representatives, reasonably available to the Shareholders’ Agent to discuss the calculations set forth in the Closing Statement. The Shareholders’ Agent may object to the Parent Consideration Calculation set forth in the Closing Statement by providing written notice of such objection to Parent within

30 days after Parent’s delivery of the Closing Statement (the “Notice of Objection”), together with reasonable supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection within such 30-day period shall be deemed to have been accepted by the Shareholders’ Agent on behalf of the Indemnifying Parties.
(d)    If the Shareholders’ Agent timely provides the Notice of Objection, then Parent and the Shareholders’ Agent shall confer in good faith for a period of 30 days following Parent’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Parties.
(e)    If, after the 30-day period set forth in Section 1.8(d), Parent and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Parent and the Shareholders’ Agent shall engage the Reviewing Accountant to review only the matters in the Notice of Objection that are still disputed by Parent and the Shareholders’ Agent. Parent and the Shareholders’ Agent shall request that after such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event the parties hereto shall request such review within 60 days following its engagement) determine the resolution of such remaining disputed matters, and the Reviewing Accountant shall provide Parent and the Shareholders’ Agent with a calculation of the Consideration Adjustments in accordance with such determination; provided however, the Reviewing Accountant shall not ascribe a value to any disputed item greater than the greatest value ascribed by the parties or lower than the lowest value ascribed by the parties. All information and written communications provided by either party to the Reviewing Accountant shall contemporaneously be provided to the other party, and no party shall have oral communications with the Reviewing Accountant outside of the presence of the other party.
(f)    The Reviewing Accountant shall act as expert and not as an arbitrator and its determination shall be final and binding on Parent and the Shareholders’ Agent (save in the case of manifest error). Parent and the Shareholders’ Agent shall each provide the Reviewing Accountant with all information which the Reviewing Accountant reasonably requires and the Reviewing Accountant shall be entitled (to the extent they consider appropriate) to base its opinion on such information and on the accounting and other records of the Company. As soon as reasonably practicable following acceptance by the Reviewing Accountant of its nomination in accordance with this Section 1.8, Parent and the Shareholders’ Agent shall jointly appoint the Reviewing Accountant and shall act reasonably and in good faith to agree upon the detailed terms of appointment with the Reviewing Accountant which are to apply in relation to the resolution of the dispute.
(g)    The Estimated Closing Statement shall be prepared, and the Closing Statement shall be prepared and reviewed by the Reviewing Accountant, solely on a basis consistent with this Agreement, including the Accounting Principles and the Sample Statement, and the following provisions of this Section 1.8(g) and shall: (w) exclude the effects of any event, act, change in circumstances or similar development occurring after the Closing; (x) exclude the impact of any accounting adjustments arising from or resulting as a consequence of the consummation of the transactions contemplated hereby; (y) exclude the impact of any action or decision taken or not taken by Parent or any of its Affiliates on its own behalf or on behalf of the Company or its Subsidiaries following the Closing and the effect of any fact or circumstances unique to Parent or any of its Affiliates; and (z) entirely disregard any and all effects on the assets or liabilities of the Company as a result of any financing or refinancing arrangements entered into at any time by Parent or any of its Affiliates in connection with the consummation of the transactions contemplated hereby.
(h)    If the (x) Net Adjusted Cash Consideration, the components of which are as finally determined pursuant to Section 1.8(b), Section 1.8(d) and/or Section 1.8(e), as the case may be (the “Final Net Adjusted Cash Consideration Adjustment”), is equal to or less than (y) the Net Adjusted Cash Consideration as set forth in the Estimated Closing Statement (such difference, the “Final Net Adjusted Cash Consideration Shortfall”), then the Shareholders’ Agent and Parent shall within two (2) Business Days instruct the Escrow Agent to release an amount equal to the Final Net Adjusted Cash Consideration Shortfall from the Consideration Adjustment Escrow Fund to Parent and the remainder of the Consideration Adjustment Escrow Fund shall be delivered to the Distribution Agent.
(i)    If the Final Net Adjusted Cash Consideration Adjustment is more than the Closing Cash Consideration as set forth in the Estimated Closing Statement (such difference, the “Final Net Adjusted Cash Consideration Excess”), then (i) the Shareholders’ Agent and Parent shall within two (2) Business Days, instruct the Escrow Agent to release the Consideration Adjustment Escrow Fund to the Distribution Agent and (ii) Parent shall within two (2) Business Days promptly pay (or procure the payment of) to the Distribution Agent the greater of an amount equal to (A) the Final Net Adjusted Cash Consideration Excess and (B) an amount equal to the Consideration Adjustment Escrow Amount.
(j)    The Distribution Agent shall, one Business Day following receipt of funds by it pursuant to Sections 1.8(g) or 1.8(i), disburse to each of the Company Shareholders an amount equal to such Company Shareholder’s Pro Rata Share of such funds (in accordance with the Distribution Agent Agreement).
(k)    The fees and expenses of the Reviewing Accountant shall be paid by Parent and the Shareholders’ Agent (on behalf of the Company Shareholders from the Expense Fund) in inverse proportion as they may prevail (based on the disputed items as resolved by the Reviewing Accountant as compared to the disputed items proposed by Parent and the Shareholders’ Agent, respectively), as determined by the Reviewing Accountant. For example, if the Shareholders’ Agent claims in a Notice of Objection that the Company Net Working Capital is $1,000 greater than the amount determined by Parent in the Closing Statement, and if the Reviewing Accountant ultimately resolves the dispute by awarding the Shareholders’ Agent $600 of the $1,000 contested, then the costs and expenses of the Reviewing Accountant will be allocated 60% (i.e., 600 ÷ 1,000) to Parent and 40% (i.e., 400 ÷ 1,000) to the Shareholders’ Agent. Save for in the case of manifest error, all determinations made by the Reviewing Accountant will be final, conclusive and binding on the parties hereto.

(l)    For the avoidance of doubt, all adjustments made pursuant to this Section 1.8 shall be with respect to the Per Share Cash Consideration and there shall be no post-Closing adjustment with respect to the Per Share Stock Consideration.
1.9    Tax Consequences. Parent makes no representations or warranties to the Company or any of its Subsidiaries or to any Company Shareholder regarding the Tax treatment of the Share Purchase, or any of the Tax consequences to the Company or any of its Subsidiaries or any Company Shareholder of this Agreement, the Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and its Subsidiaries and the Company Shareholders are relying solely on their own Tax advisers in connection with this Agreement, the Transactions and the other agreements contemplated by this Agreement.
1.10    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be paid fifty percent (50%) by Parent, on the one hand, and fifty percent (50%) by the Company Shareholders, on the other hand, when due, and the parties required to do so by Applicable Law shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees.
1.11    Taking of Necessary Action; Further Action. Prior to the Closing, Parent, the Company and each Company Shareholder, as applicable, shall sign and deliver any documents and instruments and take any further action that is necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Parent with full right, title and interest in and to the Company Shares free from any Encumbrances. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company or Parent with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company and its Subsidiaries, the directors of the Company and Parent are fully authorized, in the name and on behalf of the Company and its Subsidiaries or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
1.12    Waiver and Release of Claims.
(a)    Effective for all purposes as of the Closing, each Company Shareholder acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, Affiliates, Subsidiaries, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each other Company Shareholder and Parent (each a “Beneficiary”) and each of such Beneficiary’s respective Subsidiaries, Affiliates, directors, officers, employees, Representatives, agents, members, shareholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Shareholder Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known; except with regard to its rights pursuant to this Agreement and the transactions contemplated hereby. In this Agreement a “Shareholder Claim” shall mean: (i) any claim or right with regard to any Company Shares other than the Company Shares set forth on the Spreadsheet; (ii) any claim or right to receive any portion of the Aggregate Consideration or any other form, amount or value of consideration payable to any Company Shareholder pursuant to the terms of this Agreement, other than as specifically set forth in the Spreadsheet (subject to any changes and adjustments contemplated in this Agreement); or (iii) any claim with respect to such Company Shareholder’s lack of authority or the enforceability to enter into this Agreement, the Share Purchase or any of the Transactions contemplated hereby.
(b)    Each Company Shareholder hereby agrees that he, she or it, from the date hereof until the earlier of the Closing or the termination of this Agreement, shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber any of their Company Shares, or enter into any agreement other arrangement relating thereto (other than as expressly contemplated in this Agreement); provided, that Company Shareholder may (i) if Company Shareholder is a partnership, limited liability company or corporation, distribute any of the Company Shares to its partners, members or equity holders (as applicable), (ii) if Company Shareholder is an individual, transfer any of the Company Shares to any member of Company Shareholder’s immediate family, or to a trust for the benefit of Company Shareholder or any member of Company Shareholder’s immediate family for estate planning purposes, and (iii) transfer any of the Company Shares upon (A) the death or (B) dissolution of Company Shareholder; provided, further, that any such transfer contemplated by clause (i), (ii) or (iii) shall be permitted only if, as a condition to the effectiveness of such transfer, (x) the Company Shareholder provides, with respect to clauses (i), (ii) or (iii)(B), prior written notice, and, with respect to clause (iii)(A), subsequent notice promptly thereafter, to Parent and (y) the transferee agrees in writing through execution of a Joinder.
(c)    Each Company Shareholder acknowledges that such Company Shareholder may hereafter discover facts in addition to or different from those which such Company Shareholder now knows or believes to be true with respect to the subject matter of this Agreement, but it is such Company Shareholder’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between any Releasing Party and any Released Party with respect to the subject matter of this Agreement. In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts.
(d)    Each Company Shareholder, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Shareholder Claim released under this Section 1.12, and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and relating to any Shareholder Claim released under this Section 1.12. The parties hereto agree and acknowledge that the limitations on liability set forth in Article IX and Article X shall not apply to this Section 1.12.
(e)    Each of the Company Shareholders hereby irrevocably and unconditionally waives all rights to a liquidation preference, pre-emption rights, rights of first refusal, redemption rights and rights of notice and any similar rights over and with respect to any of the Company Shares held by them, in each case conferred on him, her or it by the Organizational Documents or in any other way in relation to the sale and purchase of the Company Shares under this Agreement, and the Company hereby irrevocably and unconditionally waives all rights of first refusal, rights of first offer and any similar rights, together with any related rights of notice, over and with respect to any of the Company Shares to be sold by the Company Shareholders to Parent hereunder.
(f)    Notwithstanding anything in this Section 1.12, the foregoing releases and covenants shall not apply to any claims (i) relating to Parent’s failure to pay or issue (as applicable) the Aggregate Consideration, in each case, in accordance with this Agreement; (ii) relating to Parent’s failure to perform any of its obligations, undertakings or covenants set forth in this Agreement (including any exhibit hereto) or breach of this Agreement or any other Transaction Document by Parent or any of their respective Affiliates (including, after the Closing, the Company); or (iii) relating to any employment payment, including salary, bonuses, accrued vacation, indemnification and any other employee compensation and/or benefits, any amounts set forth in this Agreement to be paid to such Releasing Party and unreimbursed expenses.
Notwithstanding anything to the contrary: (A) the foregoing release is conditioned upon the occurrence of the Closing and shall have no effect whatsoever until the Closing, and shall become null and void, without any action on the part of any person or entity, upon termination of this Agreement in accordance with Article VIII; and (B) should any provision of this release be determined by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this release.
ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article II for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent as follows:
2.1    Organization, Power and Subsidiaries.
(a)    The Company and each of its Subsidiaries is validly incorporated, validly existing and duly registered under the laws of its jurisdiction of incorporation. Each of the Company and its Subsidiaries has full power to own, operate, use, distribute and lease its properties and to conduct the Business, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 2.1(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is duly licensed or qualified to do business in each jurisdiction where the failure to be so licensed or qualified, individually or in the aggregate with any such other failures, would reasonably be expected to have a Company Material Adverse Effect.
(b)    Schedule 2.1(b) of the Company Disclosure Schedule sets forth a true, correct, and complete list of each Subsidiary of the Company and jurisdiction of incorporation. The Company is the legal and beneficial owner, directly or indirectly, of all of the issued and outstanding Equity Interests of each Subsidiary, free and clear of all Encumbrances (other than under the Organizational Documents of any Subsidiary), and all such Equity Interests are validly issued, fully paid and non-assessable (to the extent such jurisdiction recognizes such concept) and are not subject to any additional contributions or payments, preemptive rights or rights of first refusal created by statute, the deed of incorporation and articles of association or other equivalent organizational or governing documents, as applicable, of such Subsidiary or pursuant to any Contract to which such Subsidiary is a party or by which it is bound.
(c)    There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities in respect of the issued share capital or other securities of any Subsidiary, or otherwise obligating the Company or any of its Subsidiaries to issue, transfer, sell, purchase or redeem or otherwise acquire or sell any such securities, in each case, to which the Company or any of its Subsidiaries is bound.
2.2    Certain Corporate Records. Except as set forth on Schedule 2.2 of the Company Disclosure Schedule:
(a)    There are no entities that have been merged into or that otherwise are predecessors to the Company or any of its Subsidiaries.
(b)    Neither the Company nor any of its Subsidiaries, as applicable, has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any Subsidiary or the winding up or cessation of the business or affairs of the Company or any Subsidiary.
(c)    Schedule 2.2(c) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of: (i) the names of the Directors and the board of directors (or similar body) of each Subsidiary; (ii) the names of the members of each committee of the Management Board and any similar body of each Subsidiary; and (iii) the names and titles of the officers of each of the Company and its Subsidiaries, if applicable.
(d)    As of the Agreement Date, since January 1, 2022, the Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.
(e)    There are no currently effective powers of attorney executed by or on behalf of the Company or its Subsidiaries (except, in the case of a Subsidiary, in favor of the Company).
2.3    Capital Structure.
(a)    There are 132,864 ordinary shares with a nominal value of EUR 0.01 per share issued and outstanding. Other than the Company Shares, there are no other issued Equity Interests and no commitments or Contracts to issue any Equity Interests. None of the Company or its Subsidiaries holds any treasury shares. Schedule 2.3(a) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of the Company Shareholders that are the registered owners of any Company Shares and the number and type of such shares so owned by such Company Shareholder and any beneficial holders thereof, if applicable. All issued Company Shares are validly issued, fully paid and are free of any Encumbrances (other than under the Organizational Documents), preemptive rights or “put” or “call” rights created by statute, the Organizational Documents or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound. There is no Liability for dividends accrued and unpaid by the Company or its Subsidiaries. The Company and its Subsidiaries are not under any obligation to register under applicable Dutch securities law or the rules and regulations promulgated thereunder or any other Applicable Law, any Company Shares, any Equity Interests or any other securities of the Company or any of its Subsidiaries, that are issued and outstanding. All issued Company Shares that have been issued by the Company, were issued in all material respects in compliance with all Applicable Law and all requirements set forth in the Organizational Documents and any applicable Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound.
(b)    Neither the Company nor any of its Subsidiaries has at any time (i) issued or granted any outstanding or authorized, compensatory equity or equity-linked interests with respect to the Company Shares or other Equity Interests or other securities of the Company or any of its Subsidiaries, including, without limitation, and options, appreciation rights, restricted share units, phantom equity or similar awards or rights, or (ii) made any unfulfilled promise to grant any such compensatory equity or equity-linked interests with respect to the Company Shares or other Equity Interests or other securities of the Company or any of its Subsidiaries.
(c)    Other than as set forth on Schedule 2.3(a) of the Company Disclosure Schedule, no Person has any Equity Interests of the Company or any of its Subsidiaries, share appreciation rights, share units, share schemes, calls or rights, or is party to any Contract to which the Company or any of its Subsidiaries is a party or by which it or its assets is bound, (i) obligating the Company or any of its Subsidiaries or a Company Shareholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any of its Subsidiaries or other rights to purchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries, whether vested or unvested, or (ii) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, call, right or Contract.
(d)    No Company Debt (i) granting its holder the right to vote on any matters on which any Company Shareholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting shares of the Company or any of its Subsidiaries, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).
(e)    Since January 1, 2022, any Company Shares repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (i) all applicable securities laws and other Applicable Law in all material respects; and (ii) all requirements set forth in all applicable Organizational Documents and Contracts of the Company, in each case, in all material respects. There are no Contracts relating to voting which are currently in effect or relating to the purchase, sale or transfer of any Company Shares which have not been completed (i) between or among the Company or any of the Company’s Subsidiaries, on the one hand, and any Company Shareholder on the other hand, and (ii) to the knowledge of the Company, between or among any of the Company Shareholders.
2.4    Authority; Noncontravention.
(a)    The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Company Transaction Documents and to complete the Transactions. The execution and delivery by the Company and its Subsidiaries of this Agreement and the other Company Transaction Documents to which they are a party, and the completion of the Transactions, have been duly authorized by all necessary corporate authorizations and other corporate actions required to be taken by the Company and its Subsidiaries. Each Company Transaction Document has been or will be, as applicable, duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto or thereto, constitutes or will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Management Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Management Board has (i) approved this Agreement and approved the Transactions and determined that this Agreement and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Company Shareholders and promote the sustainable success of the Company’s business, taking into account the interests of the Company Shareholders and other stakeholders, (ii) approved this Agreement in accordance with the requirements under Applicable Law and the Organizational Documents and (iii) recommended that all of the Company Shareholders approve and execute this Agreement. Except as set forth on Schedule 2.4(a) of the Company Disclosure Schedule, no vote of the Company Shareholders is required in connection with the execution, delivery or performance of this Agreement by the Company or the Company Shareholders or the completion of the Transactions.
(b)    Except as set forth on Schedule 2.4(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the completion of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of its Subsidiaries or any of the Company Shares, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Organizational Documents of the Company or any of its Subsidiaries, in each case as amended to date, or any resolution adopted by the Company Shareholders or the Management Board, (B) any Material Contract, (C) any Applicable Law applicable to the Company or any of its Subsidiaries, or (D) any Company Authorizations, excluding from each of the foregoing clauses (ii)(B), (C) and (D), such conflicts, breaches, requirements, defaults, rights or violations that would (x) not be material to the Company and Subsidiaries as a whole or (y) arise as a result of the business or activities in which Parent is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Parent.
(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the completion of the Transactions (including without limitations, any filings and notifications as may be required to be made by the Company in connection with the Share Purchase), except for (i) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect in any material respect, and would not reasonably be expected to adversely affect in any material respect, on the Company’s or any of its Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to complete the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law, (ii) the Regulatory Approvals, (iii) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that arise as a result of the business or activities in which Parent is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Parent, or (iv) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notice that, if not obtained or made, would not be material to the Company and its Subsidiaries take as a whole.

(d)    The Company and each of its Subsidiaries, the Management Board and the Company Shareholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Organizational Documents of the Company or any of its Subsidiaries will not be applicable to Parent, the Company, or any of the Company’s Subsidiaries, or to the execution, delivery or performance of the transactions contemplated by this Agreement.
(e)    Each of the Company Shareholders that together with their respective Affiliates hold 5% or more of the Fully-Diluted Company Shares as of the date of this Agreement is listed on Schedule B.
2.5    Financial Statements; No Undisclosed Liabilities; Absence of Changes.
(a)    The Company has made available to Parent (i) its audited, consolidated financial statements for the financial years ended December 31, 2022 and December 31, 2023 (collectively, the “Audited Financials”), (ii) its unaudited, consolidated financial statements for the financial year ended December 31, 2024 (the “2024 Year-End Financials”) and (iii) its unaudited, management accounts statements for the three-month period ended on the Company Balance Sheet Date (the “2025 Interim Financials” and together with the 2024 Year-End Financials, the “Interim Financials”). Except as set forth on Schedule 2.5(a) of the Company Disclosure Schedule, the Financial Statements (i) were prepared consistent with the books and records of the Company and its Subsidiaries, (ii) were prepared and, to the extent audited, in compliance with Applicable Law, (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of profit and loss and cash flows of the Company and its Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end adjustments), and (iv) were properly prepared in all material respects in accordance with the Accounting Principles, except for the absence of footnotes in the Interim Financials and as indicated in the notes to Audited Financials, applied on a consistent basis throughout the periods involved.
(b)    Except as set forth on Schedule 2.5(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material Liabilities of the type to be required to be disclosed in the Financial Statements in accordance with the Accounting Principles other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of March 31, 2025 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and its Subsidiaries’ business since the Company Balance Sheet Date in the ordinary course of business and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) those incurred by the Company and its Subsidiaries in connection with the execution of this Agreement and (iv) Liabilities taken into account under Company Debt, Transaction Expenses or Company Net Working Capital.
(c)    Schedule 2.5(c) of the Company Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which the Company and the

Subsidiaries maintain an account as of the Agreement Date and the names of all Persons authorized to make withdrawals therefrom.
(d)    Each of the Company and its Subsidiaries has established and maintains a system of internal accounting controls that are sufficient to provide reasonable assurances (i) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with the Accounting Principles in all material respects, (B) to maintain accountability for assets in all material respects and (C) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and its Subsidiaries and (ii) that the amount recorded for assets on the books and records of the Company and its Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company nor any of its Subsidiaries has identified or been made aware of any fraud that involves Company’s or any of its Subsidiaries’ management, directors or other current employees of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries. None of the Company nor any of its Subsidiaries and, to the knowledge of the Company, any Representative of the Company or its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, in each case, its internal accounting controls or any material inaccuracy in the Company’s or any of its Subsidiaries’ financial statements. None of the Company nor any of its Subsidiaries has identified or been made aware of any significant deficiencies or material weaknesses in the design or operation of the Company’s or any of its Subsidiaries’ internal controls that could have a material adverse affect on the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial data.
(e)    Absence of Changes. Since the Company Balance Sheet Date until the Agreement Date, (i) the Company and its Subsidiaries have conducted the Business in the ordinary course of business in all material respects, (ii) there has not occurred a Company Material Adverse Effect and (iii) neither the Company nor any of its Subsidiaries has done, caused or permitted any action that would constitute a breach of Section 5.2 (other than Sections 5.2(a)(v) and (xiv) in the ordinary course of business) if such action were taken by the Company or any of its Subsidiaries, as applicable, without the written consent of Parent, between the Agreement Date and the earlier of the termination of this Agreement and the Closing.
2.6    Litigation. As of the date hereof, there is no material Legal Proceeding to which the Company or any of its Subsidiaries is a party pending before any Governmental Entity, threatened in writing or, to the knowledge of the Company, otherwise threatened against the Company or any of its Subsidiaries or, in each case, any of its assets or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). As of the date hereof, there is no Order against the Company, or any of its Subsidiaries, or any of their respective assets, or, to the knowledge of the Company, any of the Company’s or its

Subsidiaries’ directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries).
2.7    Restrictions on Business Activities. There is no material Contract binding upon the Company or any of its Subsidiaries that restricts or prohibits the engagement or participation, or competition with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property.
2.8    Compliance with Laws; Governmental Permits.
(a)    Since January 1, 2022, the Company and each of its Subsidiaries has complied in all material respects with, is not in violation in any material respect of, and has not received any written (or to the knowledge of the Company, any oral) notices, of violation with respect to, Applicable Law which is material to the Business.
(b)    The Company and each of its Subsidiaries has obtained each material federal, state, county, local and foreign governmental consent, license, permit, permission, consent, grant, authorization, or other approval of a Governmental Entity (i) which is material to the operations of the Company and its Subsidiaries or (ii) that is required for the conduct of the Business of the Company and each such Subsidiary as currently conducted or the holding of any such interest (all of the foregoing consents, licenses, permits, permissions, consents, grants and authorizations and other approvals, collectively, the “Company Authorizations”), and all of the Company Authorizations (including any Company Authorizations required under Financial Regulatory Laws) are currently in full force and effect, except where the failure to own or hold any such Company Authorization would not be material to the operation of the Company and its Subsidiaries as a whole. Schedule 2.8(b) of the Company Disclosure Schedule identifies each Company Authorization as of the Agreement Date.
(c)    Since January 1, 2022, all Persons who are acting for or on behalf of the Company or any of its Subsidiaries who are subject to regulatory approval requirements pursuant to Financial Regulatory Law have had all requisite material regulatory approvals, including all approvals required pursuant to Financial Regulatory Laws, at the time when such approvals were required. Since January 1, 2022, no Person acting for or on behalf of the Company or its Subsidiaries has been the subject of a material formal inquiry or investigation by a Governmental Entity of which the Company has been provided written (or to the knowledge of the Company, any oral) other notice or communication, and to the knowledge of the Company, no material fine, sanction or penalty has been imposed on any such persons by any Governmental Entity.
(d)    Since January 1, 2022, none of the Company nor any of its Subsidiaries has received any written (or to the knowledge of the Company, any oral) notice or other communication from any Governmental Entity to the Company alleging (i) any actual or possible material violation of any Company Authorization, (ii) any actual or possible material violation of a requirement to obtain a Company Authorization, (iii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification (including the imposition of conditions) of any Company Authorization, or (iv) any denial of, or failure to obtain or receive, any Company Authorization and to the knowledge of the Company, no such notice or other communication is forthcoming, and there are no circumstances to indicate that such notice or communication, or any such revocation, withdrawal, suspension, cancellation, termination or material modification (including the imposition of conditions) may be forthcoming.
(e)    Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written (or to the knowledge of the Company, any oral) notices or other communications indicating that the Company or any of its Subsidiaries is the subject of any examination, inspection, inquiry or investigation by a Governmental Entity, and no fine, sanction or penalty has been imposed on any such persons by any Governmental Entity (excluding ordinary course, routine supervisory visits or equivalent regulatory inspections or examinations).
(f)    The Company has provided to Parent copies of all material non-routine correspondence between the Company and/or any of its Subsidiaries with any Governmental Entity received since January 1, 2020.
2.9    Title to Assets; Real Property.
(a)    Each of the Company and its Subsidiaries has good title to, or valid leasehold interest in all of its material properties, and interests in material properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except material properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or, with respect to material leased properties and assets, valid leasehold interests in such properties and assets that afford the Company and each of its Subsidiaries valid leasehold possession of the material properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.
(b)    Schedule 2.9(b) of the Company Disclosure Schedule identifies each parcel of real property leased by the Company or any of its Subsidiaries. The Company has provided to Parent true, correct and complete copies of all material leases, subleases and material supplements thereto under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property or facility. Neither the Company nor any of its Subsidiaries currently owns any real property.
2.10    Intellectual Property.
(a)    As used herein, the following terms have the meanings indicated below:
(i)    “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Information.
(ii)    “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is used by the Company.

(iii)    “Company-Licensed Data” means all data that is Processed by the Company which is owned, held, collected, or purported to be owned, held or collected by a third party.
(iv)    “Company-Owned Data” means each element of data collected, generated, or received that the Company owns, holds or controls, or purports to own, hold or control.
(v)    “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.
(vi)    “Company Products” means all products (including software programs and applications), technology and services (including interactive or hosted service) marketed, licensed, sold, or commercialized by or on behalf of the Company or any of its Subsidiaries, including all updates thereto.
(vii)    “Company Software” means any and all proprietary software, computer programs and mobile applications that are owned or purported to be owned by the Company or any of its Subsidiaries.
(viii)    “Company Source Code” means, collectively, any software source code or material proprietary algorithms, models, methodologies and databases contained in any software source code, of any Company Software or Company-Owned Intellectual Property.
(ix)    “Confidential Information” means all confidential information of the Company and its Subsidiaries (including trade secrets and know-how) or provided by any third party to the Company or any of its Subsidiaries.
(x)    “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company websites) that are used in the Business.
(xi)    “Information Security Program” means an information security program that is designed to comply with industry standard practices and with Privacy Requirements and that includes: (i) policies and procedures regarding Company Data, Confidential Information, and Personal Information, and the Processing thereof; (ii) administrative, technical and physical measures, security systems and safeguards designed to protect the security, confidentiality, and integrity of any Company Data, Confidential Information, or Personal Information owned, controlled, maintained, held, or Processed by or for the Company; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities and (iv) protections against Security Incidents and malicious activity, and against loss, misuse or unauthorized access to and Processing of Company Data, Confidential Information, Personal Information, or the ICT Infrastructure.

(xii)    “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.
(xiii)    “Intellectual Property Rights” means any and all rights in or affecting intellectual property or other proprietary rights, including all rights in, to, or subsisting in, the following, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, common law and statutory rights associated with trade secrets, proprietary information, confidential information and know-how, industrial designs and any registrations and applications therefor, trade names, business names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, social media handles, blockchain-based domain names (such as .eth or .sol domains), Internet and World Wide Web URLs or addresses, copyrights, copyright registrations, and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any moral and economic rights of authors and inventors (and the benefit of waivers of the same), and any similar or equivalent intellectual property rights.
(xiv)    “Open Source Materials” means software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
(xv)    “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions, invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing.
(xvi)    “Security Incident” means (i) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information and/or Confidential Information; (ii) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company’s ICT Infrastructure that jeopardizes or impacts the confidentiality, integrity, or availability of the Company’s ICT Infrastructure or any Personal Information or Confidential Information stored or otherwise Processed therein; or (iii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any Applicable Law.
(xvii)    “Third-Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a third party.
(b)    Schedule 2.10(b) of the Company Disclosure Schedule contains a true, accurate and complete list, as of the date hereof, of all Company-Owned Intellectual Property that are registered with a Governmental Entity or domain name registry, or for which an application to register has been filed, including patents, patent applications, registered trademarks, trademark applications, registered copyrights, copyright applications, domain names (including blockchain-based domain names), social media handles, specifying as to each such item, as applicable, (i) the registered owner, (ii) jurisdiction where the application, registration, or issuance is filed, (iii) application or registration number, (iv) date of application or registration or (v) for domain names, the domain name registrar if applicable. The Company or its Subsidiaries (A) exclusively and solely own all of the rights, title and interest in and to the Company-Owned Intellectual Property, and (B) to the knowledge of the Company, have sufficient rights to use all other Intellectual Property used in or necessary for the operation of the Business as currently conducted, in each case, free and clear of all Encumbrances (other than Permitted Encumbrances). All of the Company-Owned Intellectual Property is subsisting, and to the knowledge of the Company, valid and enforceable. To the knowledge of the Company, all renewal and maintenance fees, annuities or other fees payable to any Governmental Entity or domain name registry to maintain any material Company-Owned Intellectual Property as active and due prior to the date hereof have been paid in full, and all necessary filings have been duly and properly made in accordance with Applicable Law.
(c)    The Company and its Subsidiaries have taken commercially reasonable steps to maintain and preserve the confidentiality, security and value of all confidential information, including the Company Source Code and all other trade secrets included in the Company-Owned Intellectual Property, from any unauthorized use, access, transmission, disclosure, destruction or modification, and to the knowledge of the Company, no such unauthorized use, access, transmission, disclosure, destruction or modification has occurred.
(d)    There is no Legal Proceeding pending, threatened in writing or, to the knowledge of the Company, otherwise threatened against the Company or any of its Subsidiaries, and neither the Company nor its Subsidiaries have received any written notice, threat or claim, (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any Company-Owned Intellectual Property (excluding any non-final office actions) or (ii) alleging that the Company or any of its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person. Neither the Company nor any of its Subsidiaries have received any written (x) unsolicited invitations to take a license to license Intellectual Property, (y) cease and desist letter related to Intellectual Property infringement or (z) any other similar written notice, including any third-party claims for indemnification, in each case in connection with the Company or any of its Subsidiaries’ use of any Intellectual Property.

(e)    To the knowledge of the Company, (i) no Person has infringed, misappropriated or otherwise violated the rights of Company or any of its Subsidiaries with respect to any Company-Owned Intellectual Property and (ii) the operation of the Business has not, since January 1, 2022, violated, misappropriated or infringed the Intellectual Property of any other Person.
(f)    Except as would not be materially adverse to the Company and its Subsidiaries, taken as a whole, all Persons who independently or jointly contributed to or participated in the conception, reduction to practice, practice, creation, or development of any Intellectual Property for the Company or any of its Subsidiaries in any material respect (“Authors”) have signed a valid and enforceable agreement containing provisions regarding the protection and non-disclosure of confidential information and a present assignment to all of the right, title and interest that such Person may have had in any such Intellectual Property, to the extent such rights do not vest initially in the Company or any of its Subsidiaries by operation of Applicable Law. No Author has retained or asserted any license or rights with respect to any material Intellectual Property developed by the Author for the Company and any of its Subsidiaries.
(g)    To the knowledge of the Company, neither the execution and performance of this Agreement nor the completion of the Transactions will result in (i) Parent or any of its Affiliates granting to any third party any right to or in any Company-Owned Intellectual Property, (ii) Parent or the Company being obligated to pay any royalties or other amounts to any third party in respect of any Company-Owned Intellectual Property or (iii) any termination of, or material restriction to, rights in or to any Company-Owned Intellectual Property.
(h)    The Company and its Subsidiaries have not used, modified, or distributed any Open Source Materials in any manner that (i) requires the disclosure, licensing or distribution of any Company Source Code, other than the Open Source Materials themselves; (ii) imposes any restriction on the consideration to be charged for the distribution of any Company Software, other than the Open Source Materials themselves; (iii) creates, or purports to create, obligations for Company or any of its Subsidiaries with respect to the Company Software other than those set forth in the applicable license for such Open Source Materials; or (iv) other than any attribution or notice requirement, imposes any other limitation, restriction or condition on the right or ability of Company or any of its Subsidiaries to use or distribute any Company Software, other than the Open Source Materials themselves. The Company and its Subsidiaries have complied, in all material respects, with the terms and conditions of any license or agreement for Open Source Materials that is used in, incorporated into, or distributed with the Company Software. Company and its Subsidiaries have not received any requests from any third parties for source code copies of (A) any Open Source Materials relating to the Business or (B) and Company Source Code.
(i)    No Company Source Code has been delivered, licensed or made available to any escrow agent, or other Person who was not, as of the time thereof, an employee, independent contractor, consultant or service provider of the Company or any of its Subsidiaries and pursuant to a written, valid and enforceable non-disclosure agreement that protects the confidentiality of, and Company’s and its Subsidiaries’ proprietary interests thereto, including under any license for Open Source Materials, and Company and its Subsidiaries have no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available any Company Source Code to any escrow agent or other Person. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(j)    To the knowledge of the Company, the Company Products do not contain any (i) material bugs, defects or errors that materially affects the use, functionality, or performance of such Company Product or any product or system containing or used in conjunction with such Company Product, other than bugs, defects and errors reasonably expected to arise the course of developing and providing the Company Products and that are being tracked and resolved in the ordinary course of business, or (ii) viruses, worms, spyware, malware, time bombs, key-locks, backdoors, or any other malicious code or devices that could be used to interfere with, or intended to disrupt, damage, interfere with, unlawfully access, or provide for unlawful access to, the Company Products or equipment upon which the Company Products operate, or the confidentiality, integrity, or security of the data, information or signals the Company Products produce (“Contaminants”). The Company and its Subsidiaries take commercially reasonable measures to prevent the introduction of Contaminants into the Company Software and the Company Products.
(k)    No (i) funding or facilities of any Governmental Entity or of any university, college, or other educational institution or (ii) personnel who were, at the time or creation or development of material Company Software or Company-Owned Intellectual Property, employed or contracted by any Governmental Entity or any college, university, or other educational institution, were used to develop or create any material Company Software or Company-Owned Intellectual Property.
(l)    The ICT Infrastructure that is currently used in the Business is adequate and sufficient in all material respects for the operation of the Business. Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have obtained and possesses valid licenses to use all software programs necessary for the ICT Infrastructure. The Company and its Subsidiaries (i) have taken commercially reasonable measures to preserve and maintain the performance, security and integrity of the ICT Infrastructure (and all software, information or data stored thereon), and (ii) except as would not be material to the Company and its Subsidiaries, taken as a whole, maintain reasonable documentation regarding the ICT Infrastructure reasonably necessary for the operation of the Business as currently conducted. The Company and its Subsidiaries have implemented commercially reasonable data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the ICT Infrastructure, in each case. There has been no failure, breakdown or continued substandard performance with respect to any ICT Infrastructure that has had a material adverse effect on the operations of the Company or any of its Subsidiaries and, to the knowledge of the Company, there has been no unauthorized access to or use of any ICT Infrastructure.

(m)    To the knowledge of the Company and except as would not have a material effect on the operations of the Company or any of its Subsidiaries, the Company and its Subsidiaries’ ICT Infrastructure is free from material defects and bugs, and substantially conforms to the applicable specifications, documentation, and samples therefor.
(n)    Data Privacy and Security.
(i)    The Company and each of the Subsidiaries, and to the knowledge of the Company, all Affiliates and/or third parties Processing Personal Information on behalf of the Company or any Subsidiary (collectively, “Data Partners”), comply in all material respects with all applicable (A) Privacy Laws, (B) policies, statements, and/or notices related to privacy, security or the Processing of Personal Information (each, a “Privacy Policy”), and (C) contractual commitments related to privacy, security, or the Processing of Personal Information (collectively, the “Privacy Requirements”). The Company and each of the Subsidiaries provide a Privacy Policy available to individuals prior to the collection of any Personal Information, and all such Privacy Policies are accurate, consistent and complete and not misleading or deceptive, including by omission. The Company and each of the Subsidiaries has had contracts in place with Data Partners which impose on such Data Partners appropriate obligations related to privacy, security, and the Processing of Personal Information and otherwise comply with the Privacy Requirements.
(ii)    The execution, delivery, and performance of this Agreement and the Transactions do not and will not: (A) conflict with or result in a violation or breach of any Privacy Requirements; (B) require the consent of or provision of notice to any Person concerning such Person’s Personal Information; (C) give rise to any right of termination or other right to impair or limit Parent’s rights to own and Process any Personal Information used in or necessary for the operation of the Company’s and the Subsidiaries’ business; or (D) otherwise prohibit the transfer of Personal Information to Parent.
(iii)    The Company and each of the Subsidiaries implement and maintain commercially reasonable technical, physical, and organizational measures, plans, procedures, controls, and programs, including a written Information Security Program, which (A) protect Personal Information, Company Data, and Confidential Information against Security Incidents, and (B) identify and address internal and external risks to the privacy and security of Personal Information, Company Data, and Confidential Information. Except as set forth on Schedule 2.10(n) of the Company Disclosure Schedule, neither the Company or the Subsidiaries, nor to the knowledge of the Company, any Data Partners, have experienced any material Security Incidents.
(iv)    In relation to any Security Incident and/or actual, alleged, or potential violation of a Privacy Requirement, since January 1, 2022, neither the Company nor any Subsidiary have (A) notified or been required to notify any Person, or (B) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Person. Except as set forth on Schedule 2.10(n) of the Company Disclosure Schedule, there are no facts or circumstances that could give rise to the occurrence of (A) or (B).

(v)    The Company and the Subsidiaries maintain insurance coverage containing industry standard policy terms and limits that are intended to address the risk of liability relating to any Security Incident, unauthorized Processing of Personal Information, or violation of the Privacy Requirements, and no claims have been made under such insurance policy(ies).
2.11    Taxes.
(a)    The Company and each of its Subsidiaries has properly completed and timely filed all income and other material Tax Returns required to be filed by it prior to the Closing Date, has timely paid all income and other material Taxes required to be paid by it (whether or not shown on any Tax Return). All such Tax Returns were complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There are no Encumbrances for Taxes against any of the assets or properties of the Company or any of its Subsidiaries other than statutory liens for current Taxes not yet due and payable.
(b)    The Company has delivered to Parent true, correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and any of its Subsidiaries, in each case, since January 1, 2022.
(c)    The Company Balance Sheet reflects unpaid Taxes of the Company and any of its Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any of its Subsidiaries has unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business following the Company Balance Sheet Date.
(d)    There is (i) no past or pending audit of, or Tax controversy with respect to, any Taxes or Tax Return of the Company or any of its Subsidiaries that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any of its Subsidiaries currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed (other than any automatic extensions of time to file). No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction.
(e)    The Company and each of its Subsidiaries has complied in all material respects with all Applicable Law relating to the payment, reporting and withholding of Taxes from payments made or deemed made to any Person.
(f)    The Company and each of its Subsidiaries is duly registered for the purposes of VAT and has complied in all respects with all requirements concerning VAT. The Company and each of its Subsidiaries has (i) not made any exempt transactions and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) not received a refund for input VAT to which it is not entitled under any Applicable Law.
(g)    All documents which (i) are required to be stamped or are subject to a stamp, registration, transfer or similar Tax and are in the possession of the Company or its Subsidiaries, or (ii) are necessary to establish the title of the Company or any of its Subsidiaries to any asset or to enforce any rights and in respect of which any stamp duty, registration, transfer or similar Tax is payable (whether as a condition to validity, registrability, transferability or otherwise), have been duly stamped or such stamp, registration, transfer or similar Tax has been paid in respect of such documents.
(h)    Neither the Company nor any of its Subsidiaries (i) is or has ever been subject to Tax in any jurisdiction other than its country of organization by virtue of being treated as a resident of or having an office, employees, a permanent establishment or other place of business or Taxable presence in such jurisdiction or (ii) generates any Panama source income.
(i)    Neither the Company nor any of its Subsidiaries (i) is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than an agreement entered into in the ordinary course of business and the primary purpose of which is not Taxes), and neither the Company nor any of its Subsidiaries has any Liability or potential Liability to another party under any such agreement or (ii) has any Liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract (other than a Contract entered into in the ordinary course of business and the primary purpose of which is not Taxes) or otherwise.
(j)    Neither the Company nor any of the Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning after the Closing Date as a result of (i) the use of an incorrect method of accounting, or a change in method of accounting for a Taxable period ending prior to the Closing, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) or any other similar or comparable agreement with a Governmental Entity executed prior to the Closing, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business.
(k)    Neither the Company nor any of its Subsidiaries nor, in each case, any predecessor thereof is or has ever been a member of a consolidated, combined, unitary or aggregate group, including any fiscal unity (fiscale eenheid) for Dutch tax purposes, of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(l)    The Company and each of its Subsidiaries has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.
(m)    No entity classification election for U.S. Tax purposes has ever been filed with or with respect to the Company or any of its Subsidiaries.
(n)    No payment to any Company Shareholder of any portion of the Per Share Consideration payable pursuant to Section 1.1(a) will result in compensation or other income to any Company Shareholder with respect to which Parent or the Company or any of the Subsidiaries would be required to deduct or withhold any Taxes.
(o)    The Company and the Subsidiaries are not, and have not at any time been, under any obligation to gross up or reimburse any Taxes to any Person.
(p)    Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will give rise to the payment of any amount that would not be deductible by the payor thereof (or any of its Affiliates) in the United States on account of Section 280G of the Code.
(q)    All shareholdings held by the Company and all shareholdings held by its Dutch Subsidiaries qualify and have always qualified for exempt treatment for Dutch corporate income tax purposes under the participation exemption regime of Section 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969).
(r)    None of the employees of the Company or any of its Dutch Subsidiaries which is considered to be a withholding agent (inhoudingsplichtige) for Dutch wage tax purposes is or has ever been entitled to a Taxable wage in excess of the amount as referred to in Section 32bb, paragraph 2, of the Dutch Payroll Tax Act 1964 (Wet op de loonbelasting 1964) in any particular year.
(s)    Neither the Company nor any of its Subsidiaries is a real estate investment company within the meaning of Section 4 of the Dutch Legal Transfer Act (Wet op belastingen van rechtsverkeer).
(t)    Neither the Company nor any of its Subsidiaries (i) is and never has been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) is treated as a U.S. corporation under Section 7874(b) of the Code or (iii) was created or organized in the United States such that such entity would be Taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).
(u)    Neither the Company nor any of its Subsidiaries is or has ever been a “controlled foreign corporation” (as defined in Section 957 of the Code).

The representations contained in this Section 2.11 are solely with respect to Tax periods that end on or prior to the Closing Date (other than with respect to the representations in Sections 2.11(i), (j), (n) and (t)). No representations contained in this Section 2.11 are made with respect to the existence of any Tax assets, including any net operating losses, Tax basis, Tax credits or any other Tax asset, and their ability to be used following the Closing (and provided, for the avoidance of doubt, that the limitation in this sentence shall not apply with respect to any Tax liabilities arising out of, attributable to or resulting from the use or availability of any Tax assets, including any net operating losses, Tax basis, Tax credits or any other Tax asset in any Pre-Closing Tax Period).
2.12    Employee Benefit Plans and Employee Matters.
(a)    Schedule 2.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all (i) employee benefit plans, (ii) stock option, stock purchase, phantom stock, compensatory equity or equity-linked, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, group legal, dependent care, life insurance, death benefit or accident insurance plans, programs or arrangements, (iii) bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive (including cash incentive) plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements and (v) employment, individual consulting, retention, change of control, or severance agreements, in each case of clauses (i) through (v), written or otherwise, that is maintained, sponsored or contributed (or required to be contributed) to or by the Company or any of the Subsidiaries for the benefit of, or relating to, any present or former employee, independent contractor, consultant or non-employee director of the Company or any of the Subsidiaries, or as to which the Company or any of the Subsidiaries have liability (whether actual or contingent), but excluding any statutory plan or program required under Applicable Law or maintained by any Governmental Entity (all of the foregoing described in clauses (i) through (v) without regard to materiality, collectively, the “Company Employee Plans”); provided, however, that, Schedule 2.12(a) of the Company Disclosure Schedule need not list (x) individual employment or individual consulting agreements that are consistent in all material respects with a standard form of employment or individual consulting agreements in each case, provided that the form of such agreement is disclosed on Schedule 2.12(a) of the Company Disclosure Schedule and has been provided to Parent, or (y) any Company Employee Plans that are of de minimis value or are otherwise immaterial.
(b)    With respect to each Company Employee Plan, the Company has provided to Parent an accurate and complete copy, to the extent applicable, of (i) the Company Employee Plan document (including all amendments thereto) (or, if such Company Employee Plan is unwritten, a written description of the material terms thereof), (ii) all related trust documents, insurance policies or Contracts, (iii) the most recent summary plan description and any summary of material modifications, (iv) the three most recent annual reports with accompanying schedules and attachments, (v) the most recently received letter or ruling from any Governmental Entity regarding the Tax qualification of any Company Employee Plan, (vi) the three most recently prepared actuarial reports, financial statements and trustee reports, (vii) all material records, communications, notices and filings concerning Governmental Entity audits or investigations within the three years prior to the Agreement Date, and (viii) all non-routine or material written communications relating to any Company Employee Plan and any proposed Company Employee Plan, including employee communications.
(c)    Except as set forth on Schedule 2.12(c) of the Company Disclosure Schedule, no Company Employee Plan is governed by the laws of the United States (or any State thereof) or provides compensation or benefits to any current or former employee, director, worker, independent contractor or consultant of the Company or the Subsidiaries (or any dependent thereof) who resides within the United States. Without limiting the foregoing, no Company Employee Plan is, and neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has any obligation or liability (whether fixed or contingent, direct or indirect) with respect to, (i) a plan intended to be qualified under Section 401(a) of the Code, (ii) a pension plan (within the meaning of Section 3(2) of ERISA) or other plan that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as such term is defined in and subject to Section 3(37) of ERISA, (iv) a “multiple employer welfare arrangement” as such term is defined in and subject to Section 3(40) of ERISA, (v) a “multiple employer plan” as such term is defined in and subject to Section 413(c) of the Code, or (vi) a nonqualified deferred compensation plan subject to Section 409A of the Code.
(d)    With respect to each Company Employee Plan that is intended to qualify for special tax treatment under applicable Tax laws or regulations, such Company Employee Plan meets all requirements for such treatment and, if required to be qualified, approved or registered with a Governmental Entity, is so qualified, approved or registered.
(e)    Each Company Employee Plan that provides health, medical, vision or dental insurance coverage is fully insured. None of the Company Employee Plans promises or provides, and neither the Company nor any of the Subsidiaries has any obligation to provide, retiree medical or other retiree welfare benefits to any person other than as required by Applicable Law.
(f)    Since January 1, 2022, each Company Employee Plan has been maintained, operated, funded and administered in all material respects in accordance with its terms and governing documents and in compliance with the requirements prescribed by any and all Applicable Law and any and all applicable collective bargaining agreements, and the Company and each of the Subsidiaries has, in all material respects, performed all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any material default or material violation by any other party to, any of the Company Employee Plans. All contributions, payments and premiums (including employee salary reduction contributions) related to any Company Employee Plan have been made on or before their due dates or, to the extent not yet due, have been accrued on the Financial Statements as required under the terms of the Company Employee Plan and all Applicable Laws and applicable accounting standards. No Legal Proceeding or claim (other than routine claims for benefits) has been brought, is threatened in writing, or to the knowledge of the Company, is otherwise threatened, against or with respect to any Company Employee Plan, including any audit or inquiry by any Tax Authority or Governmental Entity. With respect to each Company Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Employee Plan have occurred, (ii) no lien has been imposed under Applicable Law, and (iii) the Company has not made any filing in respect of such Company Employee Plan under any voluntary correction program.
(g)    Since January 1, 2024, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any of the Subsidiaries relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the 2024 fiscal year.
(h)    No Company Employee Plan is, and neither the Company nor any of the Subsidiaries currently maintains, sponsors, participates in or contributes to, or has at any time maintained, established, sponsored, participated in, or contributed to, or has or could have, owe or be liable for, or in respect of, any obligation, sanction or Liability (whether fixed or contingent, direct or indirect) with respect to any defined benefit pension plan.
(i)    With respect to each Company Employee Plan, (i) such Company Employee Plan has obtained from each Tax Authority and/or Governmental Entity having jurisdiction with respect to such Company Employee Plan any required determinations, if any, that such Company Employee Plan is in compliance in all material respects with the Applicable Laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Company Employee Plan, and (ii) such Company Employee Plan does not have any unfunded or underfunded liabilities not accurately accrued in accordance with the Applicable Laws and accounting standards.
(j)    Since January 1, 2022, the Company and the Subsidiaries have complied in all material respects with all Applicable Laws concerning the maintenance of immigration and employment eligibility verification records and related documents.
(k)    There are no outstanding loans or advances from the Company to employees, independent contractors, consultants or workers of the Company or any of the Subsidiaries (other than advancement of expenses in the ordinary course of business).
(l)    Neither the Company nor any of the Subsidiaries is a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, and no collective bargaining agreement is being negotiated by the Company or any of the Subsidiaries. Except as set forth on Schedule 2.12(l), neither the Company nor any of its Subsidiaries currently has any duty to bargain with any labor organization or to establish a works council. To the knowledge of the Company, there is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of the Subsidiaries. To the knowledge of the Company, there are no activities or proceedings of any labor union to organize their respective employees.

There is no labor dispute, strike or work stoppage against the Company or any of the Subsidiaries pending or, to the knowledge of the Company, threatened.
(m)    Except as set forth on Schedule 2.12(m)(i) of the Company Disclosure Schedule, as of the Agreement Date, no Key Employee or any other employee of the Company or any of its Subsidiaries with an annual base salary in excess of USD 120,000 has given notice to the Company or the Subsidiaries of the termination of his or her employment with the Company or the Subsidiaries and, to the knowledge of the Company, no such employee intends to terminate employment with the Company or the Subsidiaries. To the knowledge of the Company, no employee, independent contractor or consultant of the Company or any of the Subsidiaries is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee independent contractor or consultant to be employed or engaged (as applicable) by the Company or any of the Subsidiaries because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.12(m)(ii), neither the Company nor any of its Subsidiaries engages or employs, or has engaged or employed, any employee, independent contractor or consultant who resides in the United States, or has extended an offer of employment or engagement as a consultant or independent contractor to any Person who resides in the United States that remains outstanding.
(n)    Schedule 2.12(n)(i) of the Company Disclosure Schedule sets forth an accurate and complete list as of May 1, 2025 of all present employees of the Company and the Subsidiaries, showing (to the extent permitted by Applicable Law) each such individual’s name or ID number, position, hire date, principal work location (including country, state, city), the name of the employing entity, immigration/work visa status (if any), leave status, annual base salary or hourly wage rate, target bonus or commission or other cash incentive opportunity, and accrued vacation or paid time off. Schedule 2.12(n)(ii) of the Company Disclosure Schedule sets forth an accurate and complete list of all of present consultants, advisory board members and independent contractors of the Company and the Subsidiaries and, for each (to the extent permitted by Applicable Law), such individual’s name, initial date of engagement, term of engagement, position, principal work location (including country, state, city), the name of the engaging entity and the fee or compensation arrangements.
(o)    As of the Agreement Date, no claims or allegations are pending, threatened in writing or, to the knowledge of the Company, otherwise threatened against the Company or any of the Subsidiaries or any current or former director, employee, consultant or independent contractor thereof (in their capacity as such), in any case, for discrimination, sexual or other harassment, or retaliation.
(p)    Since January 1, 2022, neither the Company nor any of the Subsidiaries has effectuated a plant closing, mass layoff or other reduction in force.
(q)    Except as required pursuant to or contemplated by this Agreement, an Offer Letter, or Termination and Release Agreement, none of the execution, delivery and performance of this Agreement or the consummation of the Transactions will, individually or together or with the occurrence of some other event (whether contingent or otherwise and including any termination of service), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former employee, officer, director, manager, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, officer, director, manager, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of the Subsidiaries to any Person, or (v) limit the Company’s or any of its Subsidiaries’ ability to terminate any Company Employee Plan that was terminable by its terms as of the Agreement Date.
(r)    The Company and each of the Subsidiaries is and has been in compliance in all material respects with all Applicable Law respecting employment, pensions, discrimination in employment, harassment and retaliation in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants and for employees located in the United States their proper classification as exempt or non-exempt), wages, pay splits, working hours, overtime and overtime payments, working during rest days, social benefits contributions, termination and severance payments, engaging employees through service providers, collective bargaining, discrimination, civil rights, privacy issues, fringe benefits, the collection and payment of withholding and social security and similar taxes, and occupational safety and health, employment practices, immigration and other employment or labor matters. Neither the Company nor any of the Subsidiaries is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing (other than amounts not yet due that will be paid in the ordinary course of business). Each of the Company and the Subsidiaries has at all times properly classified their respective service providers as independent contractors, consultants or employees. There are no controversies pending, threatened in writing or, to the knowledge of the Company, otherwise threatened, between the Company or any of its Subsidiaries, on the one hand and any of its employees on the other hand, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. To the knowledge of the Company, every Person employed by the Company or any of its Subsidiaries who requires a visa, employment pass or other required permit to work in the country in which he or she is employed and/or from which he or she resides and performs services has produced a current employment pass or such other required permit to the Company and possesses all necessary permission to stay in such country and perform services in that country.
2.13    Interested-Party Transactions. None of the officers and directors of the Company or any of its Subsidiaries and, to the knowledge of the Company, none of the other employees of the Company and its Subsidiaries, none of the Company Shareholders, and none of the immediate family members of any of the foregoing, (i) has any material direct or indirect ownership, material participation, material royalty or other material interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that materially competes with, or does business with, or has any material contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5%

of the equity shares then in issue of any corporation whose equity shares are publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Material Contract to which the Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries or any of their respective material assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any material ownership or leasehold in any material property, real or personal, tangible or intangible (including any material Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Shareholders under Applicable Law.
2.14    Insurance. As of the Agreement Date, the Company and its Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 2.14 of the Company Disclosure Schedule. Schedule 2.14 of the Company Disclosure Schedule sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amounts and any applicable deductible as of the Agreement Date as well as all material claims made since January 1, 2022 under such policies and bonds. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company and each of its Subsidiaries is in compliance with the terms of such policies and bonds in all material respects. All such policies and bonds remain in full force and effect in all material respects, and the Company has no knowledge of any threatened in writing or, to the knowledge of the Company, otherwise threatened termination of, or material premium increase with respect to, any of such policies that has not been resolved.
2.15    Books and Records. The Company has provided to Parent true, correct and complete copies, as of the Agreement Date, of the Organizational Documents, the Company’s shareholders register, the minute books in all materials respects containing records of all proceedings, consents, actions and meetings of the Management Board (or the equivalent body of each of the Company’s Subsidiaries), committees of the Management Board (or the equivalent body of each of the Company’s Subsidiaries) and all currently effective material permits issued by any regulatory agency with respect to the Company or any of its Subsidiaries. Since January 1, 2022, to the knowledge of the Company, (i) there has not been any violation of any of the provisions of the Organizational Documents, including all amendments thereto, and (ii) the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Management Board.
2.16    Material Contracts.
(a)    Schedules 2.16(a)(i) through (xix) of the Company Disclosure Schedule set forth a list of each of the following Contracts (other than any Company Employee Plan) to which the Company or any of its Subsidiaries is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”):
(i)    any Contract with a Significant Supplier;

(ii)    any Contract with a retail customer not substantially on the form of the membership terms and terms of services provided to Parent;
(iii)    any Contract providing for payments by or to the Company or any of its Subsidiaries (or under which the Company or any of its Subsidiaries has made or received such payments) in the period since January 1, 2022 in an aggregate amount of USD 400,000 or more;
(iv)    (A) any joint venture, strategic alliance or partnership Contract, (B) any Contract that involves a material sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or any of its Subsidiaries of material royalties to any other Person;
(v)    any Contract with (A) any director or officer, or (B) any of the Company’s or any of the Company’s Subsidiaries’ officers, employees, consultants or Company Shareholders of more than 5% of the Company Shares, as the case may be, except for any Company Employee Plans and documents pursuant to which any Company Shares were acquired;
(vi)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company-Owned Intellectual Property or Company-Owned Data; (B) containing any non-competition covenants or other restrictions relating to the Company Products, Company-Owned Intellectual Property or Company-Owned Data; (C) that limits or would limit the freedom of the Company or any of its Subsidiaries or any of their respective successors or assigns or their respective Affiliates to engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company-Owned Intellectual Property, or to make use of any Company-Owned Intellectual Property, including any grants by the Company or its Subsidiary of exclusive rights or licenses; (D) containing any “take or pay,” minimum commitments or similar provisions; or (E) that is set forth on Schedule 2.16(a)(vi) of the Company Disclosure Schedule;
(vii)    any Contract pursuant to which the Company or any of its Subsidiaries receives from any third party a license to any Intellectual Property material to the Business, and any settlement, co-existence, covenant not to sue, or similar agreements entered into by the Company or any of its Subsidiaries in connection with the resolution of a dispute related to Intellectual Property, in each case other than (A) non-exclusive licenses granted in the ordinary course of business or that are incidental to the Contracts in which such licenses are granted, (B) non-disclosure agreements entered into in the ordinary course of Business or with any prospective acquirer of any Company Shares, and (C) licenses for Open Source Materials on standard terms;
(viii)    any Contract pursuant to which the Company or any of its Subsidiaries grants to any third party a license to any Company-Owned Intellectual Property, other than (A) non-exclusive licenses granted in the ordinary course of business or that are incidental to the Contracts in which such licenses are granted; (B) non-disclosure agreements entered into in the ordinary course of Business or with any prospective acquirer of any Company Shares and (C) if the relevant license is entered into with multiple parties on materially the same standard form terms, the provision of the copy of such standard form terms will satisfy the obligation for disclosure for the purposes of this Section 2.16(a)(viii);
(ix)    any Contracts relating to the membership of, or participation by, the Company or any of its Subsidiaries in, or the affiliation of the Company or any of its Subsidiaries with, any industry standards group or association;
(x)    any settlement agreement with respect to any Legal Proceeding;
(xi)    any Contract with any labor union or any collective bargaining agreement or similar contract;
(xii)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with the Accounting Principles and involving an aggregate amount in excess of USD $500,000;
(xiii)    any Contract pursuant to which the Company or any of its Subsidiaries (on its own behalf or on behalf of its customers) has lent Cryptocurrency to any Person, including the amount and type of Cryptocurrency lent to each such Person and the Cryptocurrency of each such loan (including principal and interest);
(xiv)    any Contract with any third-party custodian of Cryptocurrency;
(xv)    any Contract with any provider of staking services;
(xvi)    any Contract with any Cryptocurrency exchanges, brokers, suppliers or transaction counterparties or any other person from whom the Company or any of its Subsidiaries sources Cryptocurrency (other than the Company’s retail customers);
(xvii)    any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any real property;
(xviii)    any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of shares, purchase of assets, exclusive license or otherwise; and
(xix)    any Contract with any Governmental Entity (each a “Government Contract”).
(b)    All Material Contracts are in written form. Each of the Company and its Subsidiaries has performed all of the obligations required to be performed by it in all material respects and is entitled to all benefits under, and, to the knowledge of the Company, is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect and binding on the parties to it, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to either the Company or its Subsidiaries or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or its Subsidiaries under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication regarding any actual or possible violation or breach of, default under, or intention to cancel, or modify any Material Contract, except as would not be material to the operation of the Company and its Subsidiaries as a whole. There are no pending, threatened in writing or, to the knowledge of the Company, otherwise threatened material disputes in relation to any Material Contract. Neither the Company nor any of its Subsidiaries has any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been provided to Parent at least three (3) Business Days prior to the Agreement Date.
2.17    Financial Regulatory Matters.
(a)    All material customer complaints, or material number of customer complaints relating to the same matter or issue which the Company and/or each of its Subsidiaries have been the subject of since January 1, 2022, have been provided to Parent.
(b)    All material breaches of applicable Financial Regulatory Law by the Company and/or each of its Subsidiaries since January 1, 2022, have been provided to Parent.
(c)    The Company and its Subsidiaries are and since January 1, 2022, have been in compliance in all material respects with all regulatory capital requirements under Applicable Laws and since January 1, 2022, have maintained capital in an amount and form sufficient to satisfy such requirements.
(d)    All Regulatory Documents that were required to be filed since January 1, 2022, have been timely filed by the Company and/or its Subsidiaries in all material respects in accordance with Applicable Law. Any such filed Regulatory Documents complied in all material respects with Applicable Law and the applicable rules and regulations of any Governmental Entity as in effect at the time the Regulatory Documents were filed.
(e)    All material external audit work carried out in relation to the Company and any Subsidiary in relation to Financial Regulatory Law since January 1, 2022 has been disclosed to Parent, and all material issues identified through internal or external audit work since January 1, 2022 have been remediated in all material respects, or are in the process of remediation in a timely manner and in accordance with any agreed timelines in all material respects.
2.18    Anti-Money Laundering, Anti-Terrorism Financing and Anti-Corruption Law.
(a)    No directors or offices of the Company or any of its Subsidiaries, or, to the knowledge of the Company, employees, agents, representatives, or other person acting on behalf of the Company or any of its Subsidiaries in each case, in such capacity, has since January 1, 2022, violated applicable Anti-Money Laundering and Anti-Terrorism Financing Laws in any material respect.
(b)    Since January 1, 2020, neither the Company nor any of its Subsidiaries has received written (or, to the knowledge of the Company, oral) notice that it is the subject of any actual investigation by any Governmental Entity, or has made a voluntary, directed, compelled or involuntary disclosure to any Governmental Entity with respect to any alleged or suspected conduct, activity or omission relating to applicable Anti-Money Laundering and Anti-Terrorism Financing Laws.
(c)    Since January 1, 2022, the Company and its Subsidiaries have maintained and adhered to policies and procedures which are reasonably designed to promote compliance with applicable Anti-Money Laundering Laws, Anti-Corruption Laws, and Anti-Terrorism Financing Laws.
(d)    Neither the Company nor any of its Subsidiaries nor any of their respective directors, employees, nor, to the knowledge of the Company, any of their respective agents or Representatives (in each case, acting in their capacities as such) has, since January 1, 2022, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, directly or indirectly, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.
(e)    (i) There have been no false or fictitious entries made in the books and records of the Company and its Subsidiaries relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal payment and (ii) neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund or account.
(f)    Neither the Company nor any of its Subsidiaries nor any of their respective directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.
2.19    Cryptocurrency Operations.
(a)    The Company and its Subsidiaries have at all times since January 1, 2022, employed reasonable endeavors, including implanting industry standard know-your-customer procedures to prevent U.S. persons from accessing the Company’s services and do not have, and have never had, operations in the United States.
(b)    Neither the Company nor any of its Subsidiaries has taken any action to create or authorize the creation of (by reclassification or otherwise), or issue or create directly itself or indirectly through an Affiliate or nominee, any Digital Asset or any instruments convertible or exchangeable into or exercisable for any Digital Asset.
(c)    Since January 1, 2022, neither the Company nor any of its Subsidiaries has made any written (or to the knowledge of the Company, any oral) statement that any product or service provided by the relevant entity is insured, guaranteed, or backed by any Governmental Entity.
(d)    Since January 1, 2022, the Company has performed reasonable due diligence on all material third-party service providers engaged by the Company in connection with its Digital Asset related business activities and operations, and reasonably concluded that such providers have the ability and capacity to undertake the provision of the service effectively in all material respects.
(e)    Since January 1, 2022, neither the Company nor any of its Subsidiaries has experienced any material loss or theft of Digital Assets held for or on behalf of, or in custody for, customers.
2.20    Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions based upon arrangements made by or on behalf of the Company and its Subsidiaries.
2.21    International Trade Laws.
Except as set forth in Schedule 2.21 of the Company Disclosure Schedule:
(a)    The Company and each of its Subsidiaries (i) has since April 24, 2019 conducted its business activities in compliance in all material respects with economic sanctions,

trade embargoes, import and export controls, anti-boycott restrictions, customs and restrictive measures in each of the jurisdictions in which the Company operates or conducts Business, except to the extent inconsistent with U.S. law (collectively, “International Trade Laws”), (ii) has not been cited or fined for past or present failure to comply with any International Trade Law, and (iii) has not been party to any proceeding, litigation, or enforcement action with respect to any alleged non-compliance with International Trade Laws nor is aware of any such pending, threatened in writing or, to the knowledge of the Company, otherwise threatened action.
(b)    Neither the Company nor the Subsidiaries are or have been owned 50% or more or, where applicable, controlled by any party designated on a restricted party list maintained by any applicable governmental agency, including the Specially Designated Nationals and Blocked Persons List and Foreign Sanctions Evaders List maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control, and similar lists of prohibited parties maintained by the European Union or its member states, the United Nations Security Council, or His Majesty’s Treasury of the United Kingdom (collectively, “Prohibited Parties”), or the Denied Persons List, the Entity List, or Unverified End-User List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce or similar lists maintained by the European Union (including all annexes of Regulation 833/2014 (as amended)) and the United Kingdom (including Schedules 2 and 4 of the Russia (Sanction) (EU Exit) Regulations 2019 (as amended)) (collectively, “Restricted Parties”). No officer director, employee or, to the knowledge of the Company, agent working for or on behalf of the Company or any Subsidiary is a Prohibited Party or Restricted Party or subject to debarment or any list-based designations under International Trade Law, and neither the Company nor the Subsidiaries or, to the knowledge of the Company, any of their respective officers, directors, or employees, or agents working for or on their behalf, have acted, directly or indirectly, on behalf of a Prohibited Party in any respect, or with respect to a Restricted Party in a manner that would violate International Trade Law, since April 24, 2019.
(c)    Neither the Company nor the Subsidiaries have (i) engaged in any transactions or dealings since April 24, 2019 with, or to or for the benefit of any Prohibited Party or Restricted Party in violation of any International Trade Law applicable to the Company, or (ii) unlawfully dealt in, or otherwise engaged in, any transaction relating to any property or interests in property blocked pursuant to any International Trade Law.
(d)    Neither the Company, the Subsidiaries nor their respective officers, directors, or employees, or, to the knowledge of the Company, agents working for or on its behalf, (i) have engaged in transactions with or involving a country or territory subject to country-wide or territory-wide economic or trade sanctions (at the time of this Agreement, Iran, Syria, Cuba, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic) (collectively, “Sanctioned Countries”) since April 24, 2019, (ii) have engaged in transactions or dealings with or involving parties located in, operating from, ordinarily resident in, or otherwise organized under the laws of Sanctioned Countries since April 24, 2019, or (iii) are located in, operating from, ordinarily resident in, or otherwise organized under the laws of a Sanctioned Country or the Government of Venezuela.

(e)    Without limiting the foregoing: (i) each of the Company and the Subsidiaries has obtained all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import, transfer and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States, the European Union, the United Kingdom and elsewhere as applicable (collectively, “Export Approvals”); (ii) the Company and the Subsidiaries are in material compliance with the terms of all applicable Export Approvals; (iii) there are no pending, threatened in writing or, to the knowledge of the Company, otherwise threatened claims against the Company or the Subsidiaries with respect to such Export Approvals; (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims; and (v) no Export Approvals for the transfer of export licenses to Parent or any of its Affiliates are required, except for such Export Approvals that would reasonably be expected to be able to be obtained expeditiously and without material cost.
2.22    Suppliers. The Company and each of its Subsidiaries do not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2024 or the three months ended March 31, 2025, was one of the seven largest suppliers of products and/or services to the Company and its Subsidiaries, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.22 of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries has received any written (or to the knowledge of the Company, any oral) information from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or its Subsidiaries, as applicable (or Parent) after the Closing or that such Significant Supplier proposing to terminate or materially modify existing Contracts with the Company and/or its Subsidiaries, as applicable (or Parent).
2.23    Environmental, Health and Safety Matters. Each of the Company and its Subsidiaries is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company or any of its Subsidiaries, any threatened in writing or, to the knowledge of the Company, otherwise threatened allegations by any Person that the properties or assets of the Company or any of its Subsidiaries are not, or in each case that its or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor any of its Subsidiaries has retained or assumed any material Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of the Company or any of its Subsidiaries with respect to Environmental, Health and Safety Requirements.
2.24    No Other Representations or Warranties. Except for the representations and warranties contained in this Article II or Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedule), neither the Company nor any other Person makes or has made any express or implied representation or warranty as to the Company, any of its Subsidiaries, any Company Shareholder or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and each such Person disclaims any and all liability and responsibility for any other representation, warranty, guaranty, projection, forecast, statement or information made, communicated, or furnished (orally or in writing) to Parent, its Affiliates or their respective Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any Representative of the Company, any Subsidiary of the Company, any Company Shareholder or any of their respective Affiliates). No Person makes any representation or warranty regarding the probable success or profitability of the Company or any of its Subsidiaries, merchantability or fitness for any particular purpose and no implied warranties whatsoever. Except for the specific representations and warranties expressly made by Parent in Article IV, each Company Shareholder specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by Parent or any other Person.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS
Each Company Shareholder, severally and not jointly with the other Company Shareholders, represents and warrants to Parent, in respect of itself, as follows:
3.1    Power and Capacity. Such Company Shareholder possesses all requisite capacity necessary to complete the Transactions that are required to be completed by such Company Shareholder.
3.2    Enforceability; Noncontravention.
(a)    This Agreement has been duly executed and delivered by such Company Shareholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Company Shareholder enforceable against such Company Shareholder in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)    The execution, delivery and performance by such Company Shareholder of this Agreement, or its otherwise being bound by it, does not, and the completion of the Transactions will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, or result in the creation of any Encumbrance upon the Company Shares held by such Company Shareholder pursuant to (i) any Contract or Order to which such Company Shareholder is subject or (ii) any Applicable Law, in each case, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Shareholder’s ability to complete the Share

Purchase or to perform its obligations under this Agreement. The spouse, if any, of such Company Shareholder has the right, power and capacity to execute and deliver and to perform her or his obligations under the Spousal Consent executed by her or him. Such Spousal Consent constitutes such spouse’s legal, valid and binding obligations, enforceable against him or her in accordance with its terms.
(c)    Except for the Regulatory Approvals, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by such Company Shareholder in connection with the execution and delivery of this Agreement or the completion of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect in any material respect the ability of such Company Shareholder to complete the Share Purchase or any of the other Transactions.
3.3    Title to Shares and No Transfer. Such Company Shareholder owns of record the Company Shares set forth opposite his, her or its name on Schedule 2.3(a) of the Company Disclosure Schedule, and has good and valid title to such Company Shares, free and clear of all Encumbrances (other than under the Organizational Documents) and, at Closing, subject to payment and delivery of the consideration contemplated hereunder, shall deliver to Parent good and valid title to such Company Shares, free and clear of all Encumbrances. Such Company Shareholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Shareholder to sell, transfer, or otherwise dispose of any Company Shares (other than this Agreement). Such Company Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company, except as set forth on the Company Disclosure Schedule. Each Company Shareholder that is not an individual and each Company Shareholder who is a Founder is (a) not a U.S. Person and/or (b) an Accredited Investor. As of the Agreement Date, each Company Shareholder that is an individual other than the Founders is (x) not a U.S. person and/or (y) an Accredited Investor.
3.4    Litigation. As of the Agreement Date, there are no actions, suits, arbitrations, mediations, or proceedings pending against such Company Shareholder threatened in writing against such Company Shareholder or, to the knowledge of such Company Shareholder, otherwise threatened that seek to restrain or enjoin the completion of the Transactions, except, in each case, as would not materially and adversely affect such Company Shareholder’s ability to complete the Share Purchase or to perform its obligations under this Agreement.
3.5    Solvency. Such Company Shareholder is not bankrupt or insolvent and has not proposed or has been made subject to a voluntary arrangement or made, has been made subject to or proposed any arrangement or composition with such Company Shareholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The completion of the Transactions shall not constitute a fraudulent transfer by such Company Shareholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Shareholder.
3.6    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (as qualified by the applicable items disclosed in the

Company Disclosure Schedule), none of the Company Shareholders nor any other Person makes or has made any express or implied representation or warranty as to any Company Shareholder or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and each such Person disclaims any and all liability and responsibility for any other representation, warranty, guaranty, projection, forecast, statement or information made, communicated, or furnished (orally or in writing) to Parent, its Affiliates or their respective Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any Representative of any Company Shareholder or any of their respective Affiliates). No Person makes any representation or warranty regarding the probable success or profitability of the Company or any of its Subsidiaries, merchantability or fitness for any particular purpose and no implied warranties whatsoever. Except for the specific representations and warranties expressly made by Parent in Article IV, each Company Shareholder specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by Parent or any other Person.
ARTICLE IV.
WARRANTIES OF PARENT
Except as disclosed in (x) Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed on February 13, 2025 or any other Parent SEC Documents filed or furnished by Parent with the SEC after February 13, 2025 and publicly available prior to the date hereof (but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “special note about forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), Parent represent and warrant to the Company and the Company Shareholders as set forth below:
4.1    Organization and Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on in all material respects its business as conducted on the date hereof. Parent is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.
4.2    Capitalization.
(a)    The authorized capital stock of Parent consists of 10,000,000,000 shares of Parent Stock, 500,000,000 shares of Class B common stock, par value USD 0.00001 per share (the “Parent Class B Common Stock”), 500,000,000 shares of undesignated common stock, par value USD 0.00001 per share (the “Parent Common Stock”) and 500,000,000 shares of preferred stock, par value USD 0.00001 per share (“Parent Preferred Stock”). As of March 31, 2025 (the “Parent Capitalization Date”): (i) (A) 210,959,888 shares of Parent Stock were issued and outstanding (including 105,358 restricted shares of Parent Stock (assuming achievement of any applicable performance targets at maximum performance levels) that are issued and outstanding), (B) no shares of Parent Stock were held in Parent’s treasury, (C) options granted under Parent Equity Plans to purchase 20,176,906 shares of Parent Stock (assuming achievement of any applicable performance targets at maximum performance levels) were outstanding with a weighted average exercise price per share of USD 27.8058 and (D) restricted stock unit awards granted under Parent Equity Plans covering 5,041,975 shares of Parent Common Stock (assuming achievement of any applicable performance targets at maximum performance levels) were outstanding; (ii) 80,506,881 shares of Parent Stock were reserved for issuance pursuant to the Parent Equity Plans; (iii) (A) 43,630,058 shares of Parent Class B Common Stock were issued and outstanding and (B) options granted under Parent Equity Plans to purchase 2,307,393 shares of Parent Class B Common Stock (assuming achievement of any applicable performance targets at maximum performance levels) were outstanding with a weighted average exercise price per share of USD 4.8799; (iv) no shares of Parent Common Stock were issued and outstanding; and (v) no shares of Parent Preferred Stock were issued and outstanding. As of the Parent Capitalization Date, the Parent had convertible notes outstanding representing a total principal amount of $4.3 billion and certain capped calls that were entered in connection therewith. All the outstanding shares of Parent Stock are, and all shares of Parent Stock reserved for issuance as described above shall be when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)    Except as set forth in Section 4.2(a) and other than the shares of Parent Stock that have become outstanding after the Parent Capitalization Date that were reserved for issuance as set forth in Section 4.2(a), as of the date hereof: (i) Parent does not have any shares of capital stock or other Equity Interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent or any Subsidiary of Parent is a party or is otherwise bound obligating Parent or any Subsidiary of Parent to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity or voting interests of Parent or any Subsidiary of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity or voting interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire any such shares of capital stock or other equity or voting interests.
4.3    Authority; Noncontravention.
(a)    Parent has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which they are a party and to complete the Transactions. The execution and delivery of this Agreement and the other Transaction

Documents to which they are a party, and the completion of the Transactions have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by each of Parent and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)    No vote of the stockholders of Parent or the holders of any other securities of Parent is required by Applicable Law or by the Parent’s by-laws or certificate of incorporation in connection with the consummation of the Transactions.
(c)    The execution and delivery of this Agreement by Parent does not, and the completion of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Parent, in each case as amended to date, or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Parent’s ability to complete the Share Purchase or to perform their respective obligations under this Agreement or would cause a Parent Material Adverse Effect.
(d)    Other than in connection with or in compliance with the Regulatory Approvals, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the completion of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Parent to complete the Share Purchase or any of the other Transactions or would cause a Parent Material Adverse Effect.
4.4    Parent Stock Exchange Compliance. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Parent Stock Exchange. There is no Legal Proceeding pending or threatened in writing against Parent relating to the continued listing of Parent Stock on the Parent Stock Exchange and Parent has not received any currently pending notice in writing of the delisting of the Parent Stock.
4.5    SEC Reports and Financial Statements.
(a)    Since January 1, 2022, Parent has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, statements, schedules, documents and reports, the “Parent SEC Documents”). As of their respective filing dates (or, if amended prior to the date hereof, as of the date of the last such amendment), the Parent SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The consolidated financial statements (including all related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents when filed complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all materials respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and the absence of notes) in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and to the absence of notes).
4.6    Internal Controls and Procedures. Parent has established and maintains, and at all times since January 1, 2022 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, neither Parent nor any Subsidiary of Parent has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or their respective internal accounting controls.
4.7    Absence of Certain Changes.
(a)    Since December 31, 2024 until the Agreement Date, there has not been any Parent Material Adverse Effect.
(b)    Since December 31, 2024, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

4.8    No Undisclosed Liabilities. Neither Parent nor any Subsidiary of Parent has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2024 included in the Parent SEC Documents, (b) for liabilities incurred in the ordinary course of business since December 31, 2024, (c) as incurred in connection with the execution of this Agreement and (d) for liabilities have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.9    Permits; Compliance with Laws.
(a)    Parent holds all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of its business (“Parent Authorizations”) and is in compliance with the terms of the Parent Authorizations in all material respects, in each case, where failure to do so has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(b)    Parent is, and has been since January 1, 2022, in all material respects in compliance with all Applicable Laws applicable to it and the conduct of its business, except where such non-compliance has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.10    Litigation; Orders. There are no Legal Proceedings pending, threatened in writing or, to the knowledge of Parent, otherwise threatened against Parent or any Subsidiary of Parent or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with any Governmental Entity, that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.11    Registration Statement. Parent is eligible to register shares of Parent Stock for resale pursuant to Form S-3 and is not aware of any facts or circumstances that reasonably may render such form unavailable for use by Parent to register its securities for resale by the Company Shareholders.
4.12    Sufficiency of Funds. Parent has, or has available to it, as of the Agreement Date, and will have as of the Closing Date immediately available, adequate unrestricted cash on hand in a sufficient amount to consummate the transactions contemplated by this Agreement and to make all payments contemplated hereunder, including paying the full consideration payable to the Company Shareholders. Parent acknowledges and agrees that its obligations under this Agreement, including its obligation to consummate the transactions contemplated hereby, are not contingent upon its ability to obtain any financing.
4.13    Solvency. Immediately after the consummation of the transactions contemplated by this Agreement, including (a) the payment of the Aggregate Cash Consideration and any other amounts required to be paid pursuant to Article I, and (b) the payment of all fees and expenses and other payment obligations required to be paid or satisfied by Parent in connection with the transactions contemplated by this Agreement, each of Parent and its Subsidiaries, including the Company and its Subsidiaries, shall be solvent and shall: (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or any of its Subsidiaries, including the Company and its Subsidiaries. In connection with the transactions contemplated under this Agreement, Parent has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.
4.14    Parent Common Stock. The shares of Parent Stock, upon issuance to the Qualified Company Securityholders in accordance with this Agreement, will be duly authorized and validly issued, fully paid, non-assessable and free and clear of Encumbrances (other than (a) transfer restrictions under Applicable Law and (b) with respect to the Significant Company Shareholders, the Lock-Up). Assuming the accuracy of the representations and warranties in Section 2.3, Parent has, and at the Closing will have, sufficient authorized but unissued shares of capital stock to effect the issuance of the shares of Parent Stock required to be issued pursuant to this Agreement. The issuance of the shares of Parent Stock to the Qualified Company Securityholders will comply with all Applicable Law. The issuance of the shares of Parent Stock to the Qualified Company Securityholders will not violate any preemptive rights, rights of first offer, rights of first refusal or similar rights of any Person.
4.15    Independent Review. Parent is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of investments such as the Company Shares contemplated hereunder. Parent have conducted an independent review and analysis of the Company and its Subsidiaries, and their respective business, assets, condition (financial or otherwise), results of operations and prospects, and, based thereon, has formed an independent judgment concerning such business, assets, condition, operations and prospects. Each of Parent has (a) had adequate opportunity to visit with the Company and its Subsidiaries and meet with their respective Representatives to discuss the Company and its Subsidiaries, and their respective business, assets, condition (financial or otherwise), results of operations and prospects, and (b) received, such materials and information requested by Parent or its Representatives and has been afforded adequate opportunity to obtain any additional information necessary to verify the accuracy of any such materials or information or of any representation or warranty made by the Company or the Company Shareholders herein or to otherwise evaluate the merits of the transactions contemplated under this Agreement. The Company has answered to Parent’s full and complete satisfaction all inquiries that Parent and its Representatives have made concerning the business, assets, condition (financial or otherwise), results of operations and prospects of the Company and its Subsidiaries or otherwise relating to the transactions contemplated under this Agreement. None of the Company, any of its Subsidiaries, any Company Shareholder, any of their respective Affiliates or any Representatives of any of the foregoing has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to Parent or its Representatives prior to the date hereof or any other information that is not included in this Agreement or the

Exhibits or Schedules attached hereto, and none of the Company, any of its Subsidiaries, any Company Shareholder, any of their respective Affiliates, any Representatives of any of the foregoing or any other Person shall have or be subject to any liability or responsibility whatsoever to Parent or any of its Affiliates or any other Person on any basis (including in contract or tort, under federal or state securities Applicable Law or otherwise) resulting from the distribution of any such information to, or use of any such information by, Parent or any of its Affiliates or any Representatives of any of the foregoing, or otherwise based upon any such information.
4.16    Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions based upon arrangements made by Parent.
4.17    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent nor any other Person makes any express or implied representation or warranty on behalf of Parent, and Parent disclaims any other representations or warranties. Except for the specific representations and warranties expressly made by the Company in Article II and the Company Shareholders in Article III, Parent specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by the Company or any Company Shareholder or any other Person.
ARTICLE V.
CONDUCT PRIOR TO THE CLOSING
5.1    Conduct of the Business of the Company(a)    . During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms of this Agreement and the Closing, except as required by Applicable Law, contemplated or required by this Agreement or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries, to use commercially reasonable efforts to: (a) conduct the Business in the ordinary course of business in compliance with Applicable Law in all material respects; (b) maintain, renew, keep in full force and effect and preserve all Company Authorizations (including any Company Authorizations required under Financial Regulatory Law); (c) preserve in all material respects its present business organizations and its material relationships with suppliers, distributors, licensors, licensees, and others having material business dealings with the Company and its Subsidiaries; (d) ensure that the Insurance Fund contains at least the Minimum Insurance Fund Amount (with no withdrawals outside the ordinary course of business consistent with past practice) and that the Regulatory Capital Amount shall be maintained, in each case as of the Closing; (e) the Company shall not modify any of the following inputs in its client margin requirements with the effect of increasing risk exposure to the Company: (A) with respect to the Company’s Portfolio Margin Accounts, increasing the price range or volatility range and (B) with respect to the Company’s Standard Margin Accounts, decreasing initial margin percentage or maintenance margin percentage; (for the avoidance of doubt, the Company may modify such inputs with Parent’s consent, not to be unreasonably withheld); (f) maintain its net liquidity asset requirements in the minimum aggregate amount as required by Regulatory Capital Requirements; (g) ensure that the Bad Bank Fund contains at least the Minimum Bad Bank Fund Amount; and (h) maintain Digital Assets custodied for third parties by the Company and any of its Subsidiaries in the ordinary course of business.
5.2    Restrictions on Conduct of the Business of the Company.
(a)    Without limiting the generality or effect of Section 5.1, except (w) as expressly set forth on Schedule 5.2 of the Company Disclosure Schedule, (x) as expressly required by this Agreement, (y) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as required by Applicable Law, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause each of its Subsidiaries not to, cause or permit any of the following:
(i)    Organizational Documents. Cause, propose or permit any amendments to the Organizational Documents or equivalent organizational or governing documents of any of the Company’s Subsidiaries;
(ii)    Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(iii)    Changes in Share Capital; Issuance of Equity Interests. (A) Declare or pay any dividends on or make any other distributions (other than in cash) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service and (B) issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests;
(iv)    Material Contracts. (A) Enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract of the type described in Sections 2.16(a)(iv), 2.16(a)(vi), 2.16(a)(ix), 2.16(a)(xi), 2.16(a)(xvii), 2.16(a)(xviii) or 2.16(a)(xix); (B) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract of the type described in Sections 2.16(a)(i), 2.16(a)(ii), 2.16(a)(iii), 2.16(a)(vii), 2.16(a)(viii), 2.16(a)(ix), 2.16(a)(xii), 2.16(a)(xiii), 2.16(a)(xiv), 2.16(a)(xv) or 2.16(a)(xvi) except (1) in the ordinary course of business and (2) for a term not to exceed two (2) years or otherwise terminable by the Company or its Subsidiaries, without payment or penalty, on no more than 90 days’ notice; (C) except in the ordinary course of business, materially modify, materially amend, or waive, release or assign any material rights or claims under any Material Contract; (D) except in the ordinary course of business, enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, other than a Material Contract of the type described in a provision set forth in the foregoing clause (A) or (B); (E) extend or terminate any Material Contract (other than renewals or extensions in the ordinary course of business) or (F) enter into, modify or terminate any Contract, understanding or arrangement with [***].
(v)    Employees; Consultants; Independent Contractors. (A) Hire, or offer to hire, (1) any additional employees, independent contractors or consultants (i) outside of the Permitted Jurisdictions or (ii) with annual base compensation in excess of USD 120,000 or equivalent local currency, or (2) any of the independent contractors of the Company and its Subsidiaries set forth on Part 5 of Schedule D (the “Out-of-Scope Service Providers”), (B) terminate the employment (other than for cause), change the title, office or position, or materially reduce or increase the responsibilities of any employee of the Company or any of its Subsidiaries with annual base compensation in excess of USD 120,000 or equivalent local currency or any Named Service Provider, (C) enter into, amend or extend the term of (1) any Contract with a labor union or collective bargaining agreement, works council, economic committee, union or similar body (unless required by Applicable Law, in which case the Company will deliver prompt notice of same to Parent), or (2) any independent contractor, consulting or other service agreement with any of the Out-of-Scope Service Providers, (D) add any new members to the Management Board, or (E) enter into any collective bargaining agreement;
(vi)    Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or any of its Subsidiaries) to, or any investments in or capital contributions to, any Person or Digital Assets, or forgive or discharge in whole or in part any outstanding loans or advances in an aggregate amount in excess of USD 500,000, or prepay any indebtedness for borrowed money;
(vii)    Data Privacy. (i) Process Personal Information for any purpose, (ii) materially amend or modify any Privacy Policies or the Information Security Program, or (iii) make any material amendments or modifications to contractual commitments related to privacy, security, or the Processing of Personal Information, in each case of (i) through (iii), other than in the ordinary course of operation of the Business;
(viii)    Intellectual Property. Except in the ordinary course of business, (A) sell, license, transfer or assign to any Person (or enter into any Contract to sell, license, transfer or assign to any Person) any Company-Owned Intellectual Property; (B) abandon, dispose of, permit to lapse or fail to preserve any registered or applied-for Company-Owned Intellectual Property (other than statutory expirations); (C) disclose any Company Source Code to any Person (other than providing access to Company Source Code to current employees, independent contractors, service providers and consultants of the Company involved in the development of the Company Products or Company Software on a need to know basis); or (D) disclose any material trade secrets included in the Company Intellectual Property to any Person who has not entered into a valid and enforceable written confidentiality agreement or is not otherwise subject to confidentiality obligations;
(ix)    Dispositions. Sell, lease, license or otherwise dispose of or permit to lapse any of its material tangible or material intangible assets (other than Intellectual Property), other than sales and nonexclusive licenses of the Company Products in the ordinary course of business, or enter into any Contract with respect to the foregoing;

(x)    Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness in an aggregate amount in excess of USD 500,000, except for any such indebtedness which constitutes Company Debt and will be paid off at or prior to Closing;
(xi)    Payment of Obligations. Pay, discharge or satisfy any material Liability to any Person who is an officer, director or Company Shareholder of the Company or any of its Subsidiaries (other than (A) compensation and other ordinary course payments due for services as an officer or director or (B) payments in the ordinary course in connection with settlement of trading activities on the Company’s platform);
(xii)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements other than (A) in accordance with and as expressly provided for in a budget relating to the Company or any of its Subsidiaries which was disclosed to Parent prior to the Agreement Date or (B) any such expenditures in an aggregate amount of less than USD 500,000;
(xiii)    Insurance. Materially change the amount of, or voluntarily terminate, any insurance coverage (other than to the extent such terminated insurance coverage is replaced with comparable insurance coverage);
(xiv)    Employee Benefit Plans; Pay Increases; Severance. (A) Adopt, enter into, terminate or materially amend any Company Employee Plan, except as required under Applicable Law, (B) grant, pay (other than pursuant to a Company Employee Plan in effect as of the date hereof), or increase any change in control, special bonus or special remuneration to any employee, director, independent contractor or consultant, (C) increase the salaries, wage rates, bonuses or fees of any of its employees, independent contractors or consultants (other than increases required by Applicable Law), or (D) grant, pay (other than pursuant to a Company Employee Plan in effect as of the date hereof), or increase, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting, funding or payment of any compensation or other benefits, to any Person;
(xv)    Lawsuits; Settlements. (A) Commence any material lawsuit other than in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Parent prior to the filing of such a suit) or for a breach of this Agreement or the transactions contemplated under this Agreement or (B) settle or agree to settle pending, threatened in writing or, to the knowledge of the Company, otherwise threatened lawsuit or other dispute in an amount in excess of USD 500,000;
(xvi)    Acquisitions. (A) Acquire by merging or consolidating with, or by purchasing all or substantially all of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or (B) otherwise acquire any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole) or the Business;

(xvii)    Taxes. (A) Make or change any material election in respect of income or other material Taxes, (B) adopt or change any accounting method in respect of Taxes, (C) file any amendment to a Tax Return, (D) enter into any Tax sharing or similar agreement or closing agreement, (E) forfeit any material refund in respect of Taxes, (F) settle any claim or assessment in respect of Taxes, or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
(xviii)    Accounting. Materially change accounting methods or practices (including any change in depreciation or amortization policies) or materially revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in the Accounting Principles as concurred with its independent accountants and after notice to Parent;
(xix)    Subsidiaries. Take any action that would result in the Company having any Subsidiary other than those set out in Schedule 2.1(b) of the Company Disclosure Schedule or acquire any Equity Interest in any other entity;
(xx)    Licenses. Acquire, apply, register or file for any new licenses or any new authorizations, or amend any Company Authorization, except, in each case, where such license, authorization or Company Authorization (A) does not relate to carrying on regulated financial services or services relating to Digital Assets in or to the European Economic Area, and (B) would not materially delay the Transactions or materially and adversely affect the Business;
(xxi)    Regulatory Proceedings. Enter into any settlement or other agreement with a Governmental Entity in relation to any material dispute, investigation or enforcement proceeding, or any other matter that (x) would reasonably be expected to be material to the Transactions or the Business or (y) would reasonably be expected to be material to Parent following the Closing; and
(xxii)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (i) through (xxi) in this Section 5.2;
provided that nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing, in violation of applicable Antitrust Law.
(b)    Notwithstanding anything contained in the foregoing provisions of this Section 5.2 or elsewhere in this Agreement, prior to the Closing and subject to obtaining any required approval from the applicable Governmental Entity, the Company shall use reasonable efforts to, and cause its Subsidiaries to, sell, liquidate, distribute, dividend or otherwise dispose of any of the Digital Assets or Non-Core Assets held by the Company as of the date of this Agreement, and distribute to the Company Shareholders such Digital Assets, Non-Core Assets or any proceeds thereof, and shall keep Parent reasonably apprised on the status of such sale, liquidation, distribution, dividend or disposal; provided, however, that the Company and its Subsidiaries shall satisfy prior to the Closing any Tax withholding obligations arising in connection with, or as a result of, any actions taken pursuant to this Section 5.2(b); and, provided further, that in no event shall the Company sell, liquidate, distribute, dividend or otherwise dispose of any Digital Assets custodied for customers or third parties by the Company or any of its Subsidiaries except in the ordinary course of business consistent with past practice and, to the extent the Company is or will be unable to dispose of any Digital Asset or Non-Core Asset prior to the Closing pursuant to this Section 5.2(b), each of the parties hereto shall cooperate in good faith to promptly (i) conduct an analysis, with the assistance of reputable outside counsel, to determine whether the continued holding of such Digital Asset or Non-Core Asset as at the Closing could give rise to any requirement on either party, or any of their Affiliates, to make any filings or obtain any approval from any Governmental Entity as a result of the Transactions under applicable financial regulatory laws, and (ii) agree and implement a solution to enable the Closing to occur without breach of any such filing or approval requirement, which may include, but not be limited to, making any required filings, obtaining any required approvals, or restructuring or partially disposing of the relevant Digital Assets or Non-Core Assets.
5.3    Notices of Certain Events. Without limiting the generality of Section 5.2, except as (i) permitted by the terms of this Agreement, (ii) required by Applicable Law, or (iii) specified in Schedule 5.3 of the Company Disclosure Schedule, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company and each Company Shareholder (as it relates to information about such Company Shareholder only) shall promptly notify Parent, and Parent shall promptly notify the Company, of:
(a)    any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Share Purchase or this Agreement; and
(b)    any written communication from any Governmental Entity (i) indicating that a Company Authorization is revoked or about to be revoked or modified or that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, or (ii) which relates to a material investigation, enforcement action, regulatory finding or violation of law in relation to the Company or any of its Subsidiaries.
ARTICLE VI.
ADDITIONAL AGREEMENTS
6.1    No Solicitation.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, none of the Company, its Subsidiaries or the Founders will, and none of the Company, its Subsidiaries or the Founders will authorize any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, seek, intentionally encourage, intentionally facilitate, or intentionally induce the making, submission or announcement of any proposal or offer that constitutes an Acquisition Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 6.1 (such as answering unsolicited phone calls) shall not (in and of itself) be deemed to facilitate for purposes of Section 6.1 or constitute a violation of, this Section 6.1), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions), discussions or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to or accept any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Shareholders. Upon execution and delivery of this Agreement, the Company and the Founders will, and will instruct their respective Representatives to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal. In furtherance of the foregoing, promptly (and in any event, within 24 hours) following the execution and delivery of this Agreement, the Company will revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal and request from each Person (other than the Company, Parent or their Representatives) the prompt return or destruction of all non-public information with respect to the Company or any of its Subsidiaries previously provided to such Person in connection with an Acquisition Proposal. If any Representative acting on behalf of the Company takes any action that the Company, any of its Subsidiaries or a Founder is obligated pursuant to this Section 6.1 not to authorize or permit such Representative to take, then the Company and such Founder, respectively, shall be deemed for all purposes of this Agreement to have breached this Section 6.1.
(b)    The Company and each Founder shall promptly (but in any event, within 24 hours) notify Parent in writing after receipt by it (or, to the knowledge of it, by any of its Representatives), of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal and (B) subject to the terms of any confidentiality or similar agreement entered into prior to the Agreement Date, the identity of the Person or Group making any such Acquisition Proposal. The sender of such notice shall keep Parent reasonably informed of the status of, and any material modification to, any such Acquisition Proposal.
6.2    Anti-Disparagement; Use of Company Name.
(a)    In order to confer upon Parent the full benefit of the business and goodwill of the Company, each Company Shareholder undertakes to Parent that it will not, and will not authorize any of its Representatives to, at any time after the Closing, use in the course of operation of any business: (i) the word(s) “Deribit”, (ii) any other trademark, business or domain name, design or logo or goodwill of the Company or its Subsidiaries, in each case, included in the Company-Owned Intellectual Property, or (iii) anything confusingly similar thereto, provided, that, notwithstanding the foregoing, each Company Shareholder may (and may authorize its Representative to) use such name or mark (A) in connection with describing its investment in the Company, (B) to make historical or factual statements about the relationship between such Company Shareholder and the Company, (C) as required under Applicable Law or permitted under Applicable Law as “fair use”, or (D) on internal historical documents.
(b)    No Company Shareholder shall, at any time until 24 months after the Closing, and prior to Closing none of the Founders, the Company nor its Subsidiaries shall, make any public statement that disparages or defames the Transactions or Parent’s ownership and operation of the Business; provided, however, nothing in this clause (b) is intended to prohibit or restrict the Company, its Subsidiaries or any Company Shareholder from enforcing their rights in court, responding truthfully to any governmental investigation, legal process or enquiry related thereto, making a bona fide statement to a Governmental Entity’s whistleblowing department, or making good faith rebuttals of any other party’s untrue or materially misleading statements.
6.3    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Parent and the Company have previously executed a mutual non-disclosure agreement, dated as of November 7, 2024 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto (other than the Shareholders’ Agent, whose confidentiality obligations are provided below) agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in confidence in accordance with the terms of the Confidentiality Agreement. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisers (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity, administrative agency or otherwise to the extent necessary or advisable in compliance with Applicable Law and the rules of the Parent Stock Exchange; provided, that prior to any filing of such disclosure of non-public information by Parent, Parent shall (i) prior to Closing, provide a reasonable opportunity to the Company to review and comment on such disclosure and Parent shall consider in good faith any reasonable comments of the Company, and (ii) following the Closing, provide a reasonable opportunity to the Shareholders’ Agent to review and comment on such disclosure and Parent shall consider in good faith any reasonable comments of the Shareholders’ Agent. The Shareholders’ Agent hereby agrees to keep all confidential information in connection with this Agreement or the Transactions confidential; provided, that, notwithstanding the foregoing or anything in this Agreement to the contrary, following Closing, the Shareholders’ Agent shall be permitted to disclose information as required by Applicable Law or to employees, advisors, agents or consultants of the Shareholders’ Agent and to the Company Shareholders and their Representatives, in each case to the extent such persons have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.
(b)    Each party hereto agrees that it shall not, and shall cause each of its Affiliates and its and their respective Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use any party’s name or refer to any party directly or indirectly in connection with any party’s relationship with the other parties in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, (i) in the case of Parent or, following the Closing, the Company, without first giving the Company (prior to the Closing) or the Shareholder’s Agent (following the Closing) reasonable opportunity to review and comment on such public communications and Parent shall consider in good faith any reasonable comments of the Company or the Shareholders’ Agent, as applicable, (ii) in the case of the Company (prior to the Closing) or the Shareholders’ Agent, without the prior written approval of Parent, and (iii) in the case of the Company Shareholders, without the prior written approval of Parent and the Shareholders’ Agent, in each case, unless required by Applicable Law and except as reasonably necessary for such party to obtain the consents and approvals of third parties contemplated by this Agreement, provided that in each such case such party shall provide a reasonable opportunity to the other parties to review and comment on such public communications and such party shall consider in good faith any reasonable comments of such other parties. Notwithstanding anything herein to the contrary, following Closing and after the public announcement of the Transactions, the Shareholders’ Agent shall be permitted to announce that it has been engaged to serve as the Shareholders’ Agent in connection herewith as long as such announcement does not disclose any of the other terms hereof.
(c)    Notwithstanding anything to the contrary herein, Parent may, in its sole discretion, file this Agreement with the SEC, whether attached to a Form 8-K or otherwise; provided, that the Company Disclosure Schedules are not filed in any such filing, except if required by the SEC.
6.4    Reasonable Efforts; Regulatory Approvals.
(a)    Each of the parties hereto agrees to use its reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Transactions, including providing the other parties and their respective Representatives with any information and documents within their possession or control as reasonably required for the purpose of making any filings, notifications or communications to any Governmental Entity or responding to any requests for further information received from Governmental Entities to satisfy and obtain any Regulatory Approval as soon as reasonably practicable following such request.
(b)    As promptly as reasonably practicable after the Agreement Date, Parent and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required or advisable as reasonably determined by Parent to obtain the Regulatory Approvals. Parent and the Company shall each use their respective reasonable efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations pursuant to the Regulatory Approvals; provided, that, notwithstanding anything to the contrary in this Agreement, the Company shall use commercially reasonable efforts to sell, divest or dispose of certain assets set forth on Schedule 6.4(b) of the Company Disclosure Schedules including using commercially reasonable efforts to (i) file all filings or applications required by Governmental Entities in connection with such transaction within 21 days after the Agreement Date, (ii) keep Parent reasonably apprised on the status of such sale, divestiture or disposal and (iii) provide Parent with reasonable evidence of the completion of such sale, divestiture or disposal within 60 days of the Agreement Date; provided that if such assets are not sold, divested or disposed of within 60 days of the Agreement Date, Parent and the Company shall use their reasonable efforts to execute and file any application, notification (including the provision of any required information in connection therewith) or other document that may be required or advisable to obtain the Regulatory Approval required as a result of the Company’s ownership of such assets.
(c)    Without limiting the generality of the foregoing, Parent and the Company shall (and the Company and Parent shall each procure that their respective Affiliates will) cooperate and use their reasonable efforts to (i) satisfy the Financial Regulatory Conditions by making all necessary filings, submissions and notifications, and (ii) make any other filings, submission, and notifications as may be required or advisable as determined reasonably by Parent in connection with the Transactions under applicable financial regulatory laws (collectively, clauses (i) and (ii), the “Financial Regulatory Approvals”), and, in connection therewith, as promptly as practicable and no later than twenty (20) Business Days after the Agreement Date (or, in respect of the French MiFID Change of Control Approval, in the event that the French MiFID Application is approved by the ACPR prior to the Closing Date and in the absence of confirmation by the ACPR (in such form as is satisfactory to Parent, acting reasonably) that no French MiFID Change of Control Approval is required in relation to Parent, as promptly as practicable and no later than twenty (20) Business Days after the date on which the ACPR approves the French MiFID Application). Parent shall be responsible for making the initial filings or submissions with respect to the French MiFID Change of Control Approval (and only to the extent the French MiFID Application is approved by the ACPR prior to the Closing Date), and the Company and Parent shall jointly be responsible for making the initial filings or submissions with respect to the UAE VARA Approval, in each case subject to the other party providing all relevant information reasonably requested by the party responsible for making the initial filing or submission as soon as reasonably practicable following such request.
(d)    Except as expressly set forth on Schedule 6.4(d) of the Company Disclosure Schedule, in consultation with Parent and with Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Company and its Subsidiaries shall update the French MiFID Application on the basis of this Agreement and its impact on the capital of Deribit France and its Affiliates and use their reasonable efforts to ensure that the ACPR approves the French MiFID Application on this basis, subject to Parent providing all relevant information reasonably requested by the Company as soon as reasonably practicable following such request; notwithstanding the foregoing, in no event shall the Company or its

Subsidiaries provide any notice, update or submission to the ACPR or the AMF without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).
(e)    Notwithstanding anything to the contrary herein, it is expressly understood and agreed that: (i) Parent and its Affiliates shall not have any obligation to litigate any suit challenging any of the Transactions as violative of any Applicable Law (“Regulatory Litigation”) unless Parent, in its sole discretion, elects to pursue Regulatory Litigation; and (ii) Parent and its Affiliates shall be under no obligation to proffer, make proposals, negotiate, agree to, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any product, service, technology, or other categories of assets, operations or categories of operations of Parent or any of its Affiliates or of the Company or any of the Subsidiaries (it being understood that assets include, here and for the purpose of this Section 6.4, without limitation, data and access to data), (B) the discontinuation of any product or service of Parent or any of its Affiliates or of the Company or any of the Subsidiaries, (C) the licensing or provision of any technology, software or other Intellectual Property of Parent or any of its Affiliates or of the Company or any of the Subsidiaries to any Person, (D) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the Company Shares or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the Company Shares, (F) any action that would limit the benefits expected to be derived from the Transaction by Parent or any of its Affiliates, or (G) any actions that are not conditioned on the occurrence of the Closing (any one or more of the foregoing, a “Regulatory Restraint”).
(f)    Each of Parent and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions and the Regulatory Approvals and furnish copies of such communications to the other party subject to the other terms of this Section 6.4(f). Subject to Applicable Law relating to the exchange of information, Parent shall, in consultation with the Company, have the right (i) to determine strategy and direction of all matters with any Governmental Entity relating to the Regulatory Approvals and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Applicable Law or in respect of the Regulatory Approvals; provided, that (A) to the extent practicable, Parent shall consult with the Company and consider in good faith the views of the Company with respect to information related to the Company that appears in any such filing, application, notification or other document and (B) that the Company or Parent, acting reasonably, may designate any competitive sensitive materials as “outside counsel only” and such materials and the information contained therein shall be given only to outside counsel of Parent of the other who will not disclose such materials to Parent or the Company (as applicable) or any of its Affiliates except in the form of a summary of the key findings in which all competitively sensitive information has been redacted or otherwise masked, summarized or aggregated. If Parent or any Affiliate of Parent, or the Company or any of its Affiliates, receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then each of

Parent or the Company (as applicable) shall use all reasonable efforts to make or cause to be made, as soon as reasonably practicable, a response in compliance with such request subject to the other party providing all reasonably required information requested for the purposes of preparing such response as soon as reasonably practicable following such request.
(g)    If Parent, the Company or any Affiliate of either of the forgoing receives any formal or informal request for a meeting or call, supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then the receiving party shall make or cause to be made, as soon as reasonably practicable and in consultation with the other party, a response in compliance with such request. Subject to Applicable Law, neither Parent nor the Company (or any of their Affiliates) shall (i) participate in any meeting with any Governmental Entity relating to Applicable Laws in connection with the Transactions, including the Regulatory Approvals, unless such party first consults with the other party in advance and, to the extent permitted by such Governmental Entity, allows the other party to attend any meetings and, where appropriate, to make oral submissions at such meeting or (ii) proffer, make proposals, negotiate, agree to, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute a Regulatory Restraint; provided, that the Company shall, if directed by Parent, agree to any such action that is conditioned, and solely to the extent conditioned, on the consummation of the Transactions.
(h)    All fees and other costs in relation to any filing, submission or notification required to be paid to a Governmental Entity in connection with any Financial Regulatory Condition shall be paid fifty percent (50%) by Parent, on the one hand, and fifty percent (50%) by the Company, on the other hand, when due.
6.5    Third-Party Consents; Notices.
(a)    Following consultation with Parent, the Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to the Closing, (i) all consents, waivers and approvals under each Contract listed on Schedule A(ii)(A) (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.4(b)(ii)(B) of the Company Disclosure Schedule if entered into prior to the Agreement Date), (ii) the amendment or termination, as applicable, of each of the Contracts listed on Schedule A(ii)(B), as described therein, and (iii) written agreements with the parties listed on Schedule A(ii)(C); provided that in each case the Company will provide Parent with a reasonable opportunity to review and will consider Parent’s comments in good faith; provided further, that, the failure to obtain any of the foregoing shall not constitute a failure to satisfy any condition set forth in Article VII or relieve Parent from its obligation to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.
(b)    The Company shall give all notices and other information required to be given to the employees of the Company and its Subsidiaries, any collective bargaining unit representing any group of employees of the Company or any of its Subsidiaries, any applicable Governmental Entity and any Applicable Law in connection with the Transactions.

6.6    Litigation. Each of the Company and Parent shall (a) notify the other party in writing promptly after learning of any suit initiated by or against it, or known by such party to be threatened against such party or any of its Subsidiaries, or any of its directors, officers, employees, independent contractors or equityholders (in the case of the Company, the Company Shareholders), in each case, in their capacity as such in connection with the Transactions (a “New Litigation Claim”), (b) notify the other party of ongoing material developments in any New Litigation Claim and (c) consult in good faith with the other party regarding the conduct of the defense of any New Litigation Claim.
6.7    Access to Information.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, subject to compliance with Applicable Law, the Company shall afford Parent and its Representatives reasonable access during business hours to (i) the Company’s and each of its Subsidiaries’ properties, personnel, books, Contracts and records and (ii) such other information concerning the business, properties and personnel of the Company and each of its Subsidiaries as Parent may reasonably request; provided, that, any such access shall be conducted at Parent’s expense, under the supervision of appropriate personnel of the Company and in such a manner as to maintain the confidentiality of this Agreement and the Transactions contemplated hereby in accordance with the terms hereof and not to unreasonably interfere with the normal operation of the business of the Company and each of its Subsidiaries. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable determination, (A) result in a loss of any attorney-client privilege, (B) violate confidentiality obligations of the Company under Applicable Law or any Contract of the Company or its Subsidiaries, (C) relate to information or materials that relate to the proposed sale of the business of the Company or the negotiation, execution and delivery of this Agreement, or (D) reasonably be expected to violate Applicable Law, provided that the Company will use commercially reasonable efforts to make appropriate substitute arrangements to allow for access or disclosure that does not result in the loss of attorney-client privilege, violate confidentiality obligations of the Company or violate Applicable Law. The Company shall deliver to Parent (x) the Company’s and each of the Subsidiaries’ internal financial statements on a quarterly basis within three (3) weeks of the end of each fiscal quarter of the Company (which financial statements shall be prepared in accordance with the Accounting Principles), (y) the Company’s and each of the Subsidiaries’ material Tax Returns and material Tax elections, and (z) receipts for any material Taxes paid to non-U.S. Tax Authorities by the Company or any of the Subsidiaries. The Company shall cooperate in good faith and provide information reasonably requested by Parent to assist Parent with its financial reporting obligations prior to Closing. The information provided pursuant to this Section 6.7 shall be used solely for the purpose of the Transactions and such information shall be kept confidential by Parent in accordance with the terms and conditions of the Confidentiality Agreement.
(b)    Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Parent with one or more Representatives of Parent to discuss any material changes or developments in the operational matters of the Company and each of its Subsidiaries and the general status of the ongoing operations of the Company and each of its Subsidiaries. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable determination, (A) result in a loss of any attorney-client privilege, (B) violate confidentiality obligations of the Company under Applicable Law or any Contract of the Company or its Subsidiaries, (C) relate to information or materials that relate to the proposed sale of the business of the Company or the negotiation, execution and delivery of this Agreement, or (D) reasonably be expected to violate Applicable Law. The information provided pursuant to this Section 6.7 shall be used solely for the purpose of the Transactions and such information shall be kept confidential by Parent in accordance with the terms and conditions of the Confidentiality Agreement, provided that the Company will use commercially reasonable efforts to make appropriate substitute arrangements to allow for access or disclosure that does not result in the loss of attorney-client privilege, violate confidentiality obligations of the Company or violate Applicable Law.
(c)    No information or knowledge obtained by Parent or any of its Representatives during the pendency of the Transactions in any investigation pursuant to this Section 6.7 shall affect or be deemed to modify any warranty, covenant, agreement, obligation or condition set forth herein.
6.8    Qualified Company Securityholder(a)    . Not less than seven Business Days prior to the Closing, each Company Shareholder shall complete, execute and deliver to the Company, and the Company shall provide to Parent, an Investor Representation Letter and Selling Holder Questionnaire from such Company Shareholders; it being understood that the failure of any one or more Company Shareholders to deliver such Investor Representation Letter shall not represent a breach of covenant rendering the condition to Closing set forth in Section 7.3(b) to be unsatisfied. At least five Business Days prior to the Closing, with respect to each Company Shareholder who has delivered an Investor Representation Letter, Parent shall advise the Company of Parent’s determination of such Company Shareholder as a Non-Qualified Company Securityholder or a Qualified Company Securityholder.
6.9    Spreadsheet.
(a)    The Company shall prepare and deliver to Parent, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Parent, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:
(i)    the names of all Company Shareholders and their respective street and e-mail addresses (if available), telephone number (if available), taxpayer identification numbers (if any) and bank information (if available) (including the respective bank name and number, branch name and address, swift number, account number and other wire transfer information);
(ii)    the number and class of Company Shares held by each Company Shareholder;

(iii)    the calculation of the Per Share Consideration, the Per Share Cash Consideration and the Per Share Stock Consideration;
(iv)    the calculation of the Closing Stock Consideration, Aggregate Cash Consideration, Fully-Diluted Company Shares and Per Share Consideration;
(v)    the status of each Company Shareholder as a Non-Qualified Company Securityholder or a Qualified Company Securityholder as notified by Parent in accordance with Section 6.8;
(vi)    the calculation of the Pro Rata Share and Pro Rata Share of the Escrow Amounts of each Company Shareholder;
(vii)     any withholding and reallocation of proceeds in accordance with the Shareholder Payment Letter; and
(viii)    a funds flow memorandum setting forth applicable wire transfer instructions of each Person who will receive a payment on the Closing Date pursuant to Article I.
(b)    The Company shall prepare and deliver to Parent a draft of the Spreadsheet not later than five Business Days prior to the Closing Date (and the Company shall consider in good faith any reasonable comments delivered by Parent and its Representatives (provided, that, in no event shall the failure to agree on the Spreadsheet be deemed a condition to Closing)) and a final version of the Spreadsheet to Parent not later than two Business Days prior to the Closing Date. Without limiting the foregoing, the Company shall provide to Parent, together with the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Parent to verify and determine the calculations, amounts and other matters set forth in the Spreadsheet.
6.10    Expenses; Company Debt
. Whether or not the Share Purchase is completed, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at or as soon as reasonably practicable following the Closing, Parent shall pay or cause to be paid all Company Unpaid Transaction Expenses and all unpaid Company Debt (for which Payoff Letters are delivered to Parent prior to Closing) outstanding as of Closing, in each case as set forth in the Estimated Closing Statement, provided further that Parent shall only be responsible for paying the costs associates with the Transaction Expenses and Company Debt for which invoices for Transaction Expenses and Payoff Letters for Company Debt are delivered to Parent and (ii) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 1.8(k).

6.11    Employees
(a)    Prior to the Closing, Parent or its Affiliates will extend offers of employment or advisor agreements with Parent or one of its Affiliates (or, if such Person is being offered employment or an advisor agreement with the Company or any of its Subsidiaries, the Company or one of its Subsidiaries will extend offers of employment or advisor agreements with the Company or any of its Subsidiaries) (in each case, contingent on the occurrence of the Closing) to (i) all employees and independent contractor of the Company and its Subsidiaries set forth on Part 1 of Schedule D (the “Part-Time Service Providers”), and (ii) all employees and independent contractors of the Company and its Subsidiaries set forth on Part 2 of Schedule D (the “Identified Service Providers”); provided, that with respect to any such employment or advisor agreement offered by the Company or any of its Subsidiaries, Parent shall be provided with a reasonable opportunity to review and comment on such employment or advisor agreement and the Company shall (or shall cause the applicable Subsidiary to) consider in good faith any reasonable comments from Parent. Each (x) Key Employee, (y) Part-Time Service Provider and Identified Service Provider who receives and accepts an offer of continued employment with Parent or its Affiliates, and (z) each other employee of the Company and its Subsidiaries who continues in employment with Parent or any of its Affiliates (including the Company and its Subsidiaries) following the Closing shall be referred to as a “Continuing Employee.” Notwithstanding anything to the contrary in this Agreement, except for the Key Employees or as otherwise provided in this Section 6.11(a), none of Parent or any of its Subsidiaries shall have any obligation to make an offer of employment to any employee of the Company or any of its Subsidiaries. With respect to matters described in this Section 6.11, the Company will (and will cause its Subsidiaries to) consult with Parent (and will consider in good faith the advice of Parent) prior to sending any notices or other communication materials to any employees of the Company or its Subsidiaries.
(b)    Except (x) with respect to any Continuing Employee whose employment with the Company or its Subsidiary is governed by a collective bargaining or similar labor union or works council agreement (in which case the terms of the applicable collective bargaining or similar labor union or works council agreement will control), or (y) as otherwise set forth in an Offer Letter, from the Closing Date until the date that is nine months following the Closing Date (or such earlier date on which the applicable Continuing Employee’s employment terminates for any reason), Parent shall, or shall cause any of its Affiliates (including the Company and its Subsidiaries) to, provide each Continuing Employee with such compensation and benefits as is required to be provided under applicable Law and, in each case, (i) total annual target compensation, including, as applicable, base wage or salary, annual cash bonus opportunities, commission opportunities, and/or annual equity or equity-based incentive award opportunities (as valued on the grant date) that are substantially comparable, in the aggregate, to the total annual target compensation in effect for such Continuing Employee immediately prior to the Closing (provided that the base wage or salary of each Continuing Employee shall be no less than the base wage or salary in effect immediately prior to Closing), and (ii) defined contribution retirement, health and welfare benefits (excluding equity or equity-based incentive awards, defined benefit pension plan benefits, nonqualified deferred compensation, severance benefits, fringe benefits, perquisites, employer-paid or provided car or bicycle benefits, and post-

employment medical, life or welfare benefits) that are substantially similar, in the aggregate, to either (at Parent’s discretion) (x) those in effect for such Continuing Employee immediately prior to the Closing or (y) those provided by Parent or its Affiliates to similarly situated employees of Parent or its Affiliates. The Company shall be entitled to convey Parent’s obligations in accordance with the foregoing to Continuing Employees (provided that the Company will consult with Parent (and will consider in good faith the advice and comments of Parent) prior to providing any written or verbal notices or other communication materials to any Continuing Employees) and, if requested by the Company, Parent shall convey to the Named Services Providers, in writing, Parent’s commitment to provide the compensation and benefits described in this Section 6.11(b).
(c)    Parent will use commercially reasonable efforts to cause any employee benefit plans of Parent and its Affiliates in which the Continuing Employees are entitled to participate after the Closing Date (other than any equity or equity-based plan, defined benefit pension plan, nonqualified deferred compensation, fringe benefits, perquisites, employer-paid or provided car or bicycle benefits, or post-employment medical, life or welfare benefit plan or similar plan) to take into account, to the extent such Continuing Employee is eligible for benefits under the applicable employee benefit plan, for purposes of eligibility, vesting (other than vesting of equity compensation) and level of benefits (but not for purposes of benefit accruals), such Continuing Employee’s service with the Company and its Subsidiaries prior to the Closing as if such service were with Parent, except to the extent it would result in a duplication of benefits or compensation or where such prior service is not recognized by a comparable Company Employee Plan prior to Closing or for other participants in such employee benefit plan generally.
(d)    In the plan year in which the Closing Date occurs, Parent shall or shall cause the Company and its Subsidiaries to (i) use commercially reasonable efforts to cause any preexisting conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to each Continuing Employee and their respective eligible dependents to the same extent waived for such Continuing Employee under the corresponding Company Employee Plan as of the Closing Date, and (ii) use commercially reasonable efforts to give each Continuing Employee credit under any group health plans of Parent or its Affiliates for the plan year in which the Closing Date occurs towards applicable copayments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing Date by such Continuing Employee under the corresponding Company Employee Plan during such plan year (to the same extent as such credit would have been given under such Company Employee Plan as of the Closing Date).
(e)    Unless otherwise instructed by Parent prior to Closing in writing, and subject to and in compliance with applicable Law, the Company shall, in each case effective no later than immediately prior to the Closing, terminate the employment of each Founder and the employment or service of (i) each employee, independent contractor and consultant of the Company and its Subsidiaries whose name is set forth on Part 4 of Schedule D (and, with respect to any such individual who is designated on Part 4 of Schedule D as “Relocation Eligible,” who has not permanently relocated to a Permitted Jurisdiction as of immediately prior to Closing) (the

“Designated Service Providers”), (ii) each Part-Time Service Provider who does not accept an offer of continued employment or service as an advisor (as applicable) with Parent or its Affiliates (“Terminating Part-Time Service Providers”), (iii) each Identified Service Provider who does not accept an offer of continued employment or service as an advisor (as applicable) with Parent or its Affiliates (“Terminating Identified Service Providers”), and (iv) each employee, independent contractor and consultant of the Company and its Subsidiaries (including, for the avoidance of doubt, any Designated Service Provider who is designated on Part 4 of Schedule D as “Relocation Eligible”) who (A) requires a visa, employment pass or other required permit to work in the country in which, as of immediately prior to the Closing, he or she is employed or engaged and/or from which he or she resides and performs services, and (B) does not have a current and valid visa, employment pass or such other required permit, as of immediately prior to Closing (each person who satisfies clauses (A) and (B), an “International Service Provider”, together with the Designated Service Providers, Terminating Part-Time Service Providers, and Terminating Identified Service Providers, the “Terminating Service Providers”); provided; that prior to the Closing, Parent and the Company shall discuss in good faith whether to retain (and not terminate at the Closing) any International Service Provider who has a then-current application pending for a valid visa, employment pass or other required permit (as applicable) in the country in which he or she is employed or engaged and/or from which he or she resides and performs services as of immediately prior to the Closing (each, an “International Visa/Permit Applicant”) and any such International Visa/Permit Applicant that Parent and the Company mutually agree shall be retained (and not terminated as of the Closing) shall not constitute a Terminating Service Provider (it being understood that if Parent and the Company do not mutually agree on whether any particular International Visa/Permit Applicant shall be retained (and not terminated), Parent shall have the sole discretion to determine whether or not such International Visa/Permit Applicant constitutes a Terminating Service Provider); provided further, that any Liabilities arising out of, or related to, the termination of any Terminating Service Provider made in accordance with the terms of this Section 6.11(e) with respect to whom the cost of severance, termination or similar payments is fully allocated to Parent as Parent Severance Costs shall be the sole responsibility of the Company or Parent and shall not be subject to a claim for indemnification hereunder or represent Indemnifiable Damages. Simultaneously therewith, each of the Founders shall enter into a Termination and Release Agreement regarding the termination of their respective employment, in full compliance with Applicable Law and any contractual agreements, and the Company shall use commercially reasonable efforts to cause each Terminating Service Provider, to execute a Termination and Release Agreement, in each case, as a condition to such Founder’s or such Terminating Service Provider’s receipt (as applicable) of any severance or similar payments paid by the Company or any of its Subsidiaries.
(f)    Upon written request by Parent, subject to compliance with Applicable Law, the Company shall provide Parent with an update on any hiring, or anticipated hiring, by the Company or any of its Subsidiaries of any employees, independent contractors or consultants since the Agreement Date, including, as applicable, updates with respect to open job postings, candidates with anticipated or scheduled interviews, and outstanding and accepted employment or service offers. Such updates shall include, at Parent’s written request, to the extent compliant with Applicable Law, the names (or identification numbers) and actual or anticipated (as applicable) positions, work locations, start dates, and compensation details of any such prospective or newly-hired employees, independent contractors or consultants.
(g)    Nothing contained in this Agreement (including Sections 6.11 and 6.12) shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Parent or any of its Affiliates to terminate, reassign, promote or demote any employee, officer, manager, consultant, director or other service provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such employee, officer, manager, consultant, director or other service provider at any time following the Closing; (ii) constitute an amendment or modification of any Company Employee Plan or other employee benefit plan; or (iii) create any third party rights in any such current or former employee, officer, manager, consultant, director or other service provider (including any beneficiary or dependent thereof); or (iv) obligate Parent or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent or any of its Affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.
6.12    Parent RSUs. Not later than sixty (60) days following the Closing Date or, if earlier, at the next regularly scheduled meeting of Parent’s compensation committee, in accordance with Parent’s standard equity award policies, Parent shall award Parent RSUs to certain Continuing Employees (subject to their continued employment with Parent or an Affiliate through the grant date) (the “Employee RSUs”) by action of the compensation committee of Parent’s board of directors, which Employee RSUs shall be allocated among the Continuing Employees as determined by Parent. The Employee RSUs will be subject to all of the terms and conditions set forth in Parent’s 2021 Equity Incentive Plan, in the recipient’s Offer Letter and in a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Parent, setting forth vesting terms that are in accordance with Parent’s standard policies.
6.13    Tax Matters
.(a)    The Shareholders’ Agent, the Company Shareholders and Parent shall cooperate fully, as and to the extent reasonably requested by the Shareholders’ Agent or Parent, after the Closing, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. All books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Taxable period beginning before the Closing Date shall remain with the Company after the Closing (or shall be transferred to Parent at the Closing) and the Company shall retain such books and records for at least seven (7) years following the Tax year in which the relevant Tax matter occurred. Prior to destroying any such books and records the Company shall inform the Shareholders’ Agent, who shall be entitled to retain such books and records by providing timely notice to the Company following receipt from the Company of its intent to destroy such books and records.
(b)    The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns in respect of the Company or any of its Subsidiaries that are required to be filed (taking into account any applicable extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company and its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items thereon in a manner consistent with the past practices of the Company and its Subsidiaries, as applicable, with respect to such items. At least twenty (20) days prior to filing any such Tax Return that is an income Tax Return, the Company shall submit a copy of such income Tax Return to Parent for Parent’s review and comment, and the Company shall consider in good faith any comments of Parent on such income Tax Return.
(c)    Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns in respect of the Company or any of its Subsidiaries for any Pre-Closing Tax Period other than such Tax Returns prepared and filed pursuant to Section 6.13(b). Such Tax Returns shall be prepared by treating items thereon in a manner consistent with the past practices of the Company and its Subsidiaries, as applicable, with respect to such items, except to the extent such positions are not supported by Applicable Law at a “more likely than not” or higher level of comfort. At least thirty (30) days prior to filing any such Tax Return, Parent (i) shall submit a copy of any such income or other material Tax Return to the Shareholders’ Agent for the Shareholders’ Agent’s review and comment, and shall make any reasonable comments provided by the Shareholders’ Agent within twenty (20) days of the receipt thereof and (ii) not file any Tax Return referenced in clause (i) above without the prior written consent of the Shareholders’ Agent, which shall not be unreasonably withheld, conditioned or delayed.
(d)    Tax Matters.
(i)    Parent and the Shareholders’ Agent shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually and materially prejudiced as a result thereof. Parent shall control of the conduct of all Tax Matters, including the defense of, or seeking revision, reimbursements, appeals or other challenges; provided, however, that Parent shall (i) keep the Shareholders’ Agent reasonably informed of the progress of any Tax Matters, (ii) allow the Shareholders’ Agent to participate in such Tax Matter (at its expense) by providing the Shareholders’ Agent with a copy of any material submissions to be made to a Governmental Entity in connection with such Tax Matter and a reasonable opportunity to review and comment on such material submissions, (iii) allow (at the Shareholders’ Agent’s expense) Continuing Employees who have knowledge or expertise related to a particular Tax Matter or Third-Party Claim (a “Qualified Employee”) to communicate with, and provide reasonable assistance to, the Shareholders’ Agent or Company Shareholders involved in such matters provided that such assistance does not materially interfere with such Qualified Employee’s professional responsibilities to Parent or its Affiliates and (iv) not settle or compromise any such Tax Matter without the prior written consent of the Shareholders’ Agent, which shall not be unreasonably withheld, conditioned or delayed.
(ii)    In addition to, and without limiting the foregoing, in the case of a Tax Matter identified on Schedule N (a “Major Tax Matter”), (1) the Shareholders’ Agent (or a designated representative reasonably acceptable to Parent, include a Qualified Employee) shall be entitled (at its expense) to (x) attend and meaningfully participate in all meetings, discussions and correspondence with any Tax authority in connection with such Major Tax Matter, and (y) participate in the development of all strategies with respect to such Major Tax Matter, and Parent will consider in good faith any strategy recommendations of the Shareholders’ Agent, including by implementing any such strategy recommendations (to the extent devised in consultation with an internationally recognized accounting or law firm with experience in the field) unless reasonably determined to be against the interests of Parent, (2) Parent shall share all material relevant documents, drafts, and submissions with the Shareholders’ Agent on a timely basis, and allow a reasonable opportunity for the Shareholders’ Agent to review and provide input prior to any substantive correspondence with, or submissions to, the applicable Tax authorities. At such time that a Tax Matter that is not initially a Major Tax Matter subsequently becomes a Major Tax Matter, the provisions this clause (ii) shall commence to apply to such Major Tax Matter.
(iii)    Notwithstanding anything in this Agreement to the contrary, in the event of any conflict or overlap between the provisions of this Section 6.13(d) and Section 9.8, this Section 6.13(d) shall control.
(e)    All Tax sharing agreements or similar agreements between the Company or any of its Subsidiaries, on the one hand, and any of the Company Shareholders or its Affiliates (other than the Company or any of its Subsidiaries), on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, neither the Company nor any of the Subsidiaries shall be bound thereby or have any liability thereunder.
(f)    Notwithstanding anything to the contrary contained in this Agreement, Parent in its sole and absolute discretion shall be permitted to (but shall have no obligation to) make or cause any of its Affiliates (including the Company and its Subsidiaries) to make elections under Section 338 of the Code with respect to the Transactions. The Company Shareholders shall cooperate in good faith with Parent and its Affiliates (including the Company and its Subsidiaries) and use their commercially reasonable efforts to provide Parent and its Affiliates (including the Company and its Subsidiaries) with any assistance reasonably requested by Parent in connection with making such elections with respect to the Company or the Subsidiaries.
(g)    Except as required by Applicable Law or in the ordinary course of business, without the prior written consent of the Shareholders’ Agent (which consent shall not be unreasonably withheld, conditioned, or delayed), in each case to the extent such action would reasonably be expected to materially increase Taxes for which the Company Shareholders are liable pursuant to this Agreement, Parent shall not, and shall not permit any of its Affiliates

(including, after the Closing, the Company and its Subsidiaries), to: (i) cause the Company or any of its Subsidiaries to take any action on the Closing Date after the Closing outside of the ordinary course of business (other than actions contemplated by this Agreement), (ii) amend any Tax Return of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (iii) file any Tax Return for any Tax period ending on or before the Closing Date in a jurisdiction in which the Company and its Subsidiaries have not previously filed a Tax Return, unless Parent determines in good faith that such filing is required by Applicable Law, including following an investigation or audit by the applicable Governmental Entity for the collection of the applicable Tax, (iv) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Tax period ending on or before the Closing Date, (v) make, change or revoke any Tax election (other than any election under Section 338 of the Code for the Company or any of its Subsidiaries with respect to the Transactions or any election in connection with a Tax Return prepared in accordance with Section 6.13(b) and (c) above) or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (vi) make or initiate any voluntary contact with a Governmental Entity (including any voluntary disclosure agreement or similar process) regarding any Pre-Closing Tax Period, or (vii) affirmatively surrender any right to a refund of Taxes with respect to any Pre-Closing Tax Period.
(h)    Tax Refunds.
(i)    After the Closing Date, the Company Shareholders shall be entitled to all Tax refunds (and (A) credits against Tax, including as a result of the overpayment of estimated Taxes and (B) including the return of any amounts paid prior to Closing (or otherwise economically borne by the Shareholders)) as a result of an assessment by a Governmental Entity that is subsequently reduced either by a Governmental Entity or a court of competent jurisdiction of the Company and its Subsidiaries for any Pre-Closing Tax Period that are received by Parent or any of its Affiliates, the Company or any of its Subsidiaries. Parent will pay over to the Distribution Agent (for further distribution to the Company Shareholders) any such Tax refund (net of any Taxes or other costs or expenses incurred by Parent or its Affiliates (including the Company and its Subsidiaries) in connection with obtaining such Tax refund or credit) promptly (but in all cases within forty-five (45) Business Days) after actual receipt of such Tax refund in cash (or, in the case of any Tax credits, promptly (but in all cases within forty-five (45) Business Days) upon filing the applicable Tax Return where such credit is used to reduce cash Taxes otherwise payable). After the Closing, Parent shall cause the Company to work in good faith and use commercially reasonable efforts to obtain any such Tax refunds (or Tax credits) legally available; provided, Parent shall not be required to amend any previously filed Tax Returns to take positions that are inconsistent with the prior positions taken on such Tax Returns in order to obtain any such Tax refunds (or Tax credits) except to the extent such previously filed Tax Returns are or should be amended in connection with, or as a result of, the settlement or resolution of any Tax Matter. To the extent permitted by Applicable Law, the parties shall request a refund (rather than a credit in lieu of a refund) with respect to all Pre-Closing Tax Periods of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company Shareholders shall not be entitled to any Tax refunds (or credits against Tax) that (a) are attributable to the carryback of net operating losses of the Company or any of its Subsidiaries from a taxable period (or portion thereof) beginning after the Closing Date or (b) were taken into account (including for this purpose as an offset to a liability) in Company Debt.
(ii)    All Tax refund payments made pursuant to this Agreement shall be treated as an adjustment to the purchase price, unless such treatment is prohibited by Applicable Law.
6.14    Directors and Officers Indemnification.
(a)    All rights to indemnification by the Company and its Subsidiaries existing in favor any present and former directors and officers of the Company or any of its Subsidiaries, as applicable, determined as of immediately prior to the Closing (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company and its Subsidiaries, as applicable, in effect on the Agreement Date and pursuant to the Organizational Documents, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring prior to the Closing, shall survive through the sixth (6th) anniversary of the Closing Date, and shall not be amended, repealed or otherwise modified during such period; provided that Parent’s and the Company’s obligations under this Section 6.14(a) shall not apply to any claim or matter that is finally determined to have resulted from an intentional breach of a representation, warranty, covenant, agreement or obligation made by or on behalf of the Company in connection with this Agreement or the Transactions.
(b)    The Company shall use commercially reasonable efforts to purchase tail insurance coverage (the “Tail Insurance Coverage”) to take effect at the Closing, for the Company Indemnified Parties, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date (i) in an amount not less than the existing coverage and (ii) that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. The Company shall coordinate with Parent prior to binding the Tail Insurance Coverage. If requested by the Company, Parent shall make an introduction to its insurance providers to enable the Company to explore whether the Tail Insurance Coverage may be obtained from such insurance providers. Parent shall cause the Company to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date. Parent and the Company (as a Transaction Expense) shall each be responsible for 50% of all fees, costs and expenses of the mutually agreed Tail Insurance Coverage; it being understood that the Company shall not be required to purchase the Tail Insurance Coverage unless Parent agrees to pay its 50% portion.
(c)    In the event that Parent or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall provide that such successors and assigns of Parent or the Company or any of the Subsidiaries shall assume the obligations set forth in this Section 6.14(c).

(d)    This Section 6.14 (i) shall survive the consummation of the Transactions, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Parent, the Company or the Company’s Subsidiaries first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Parent, the Company and the Company’s Subsidiaries, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 6.14 without the written consent of such affected Company Indemnified Party; provided that recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Parent or the Company shall take place.
6.15    Nasdaq Application. Prior to Closing, Parent shall (a) submit a listing of additional shares notification form to Nasdaq for the listing of the shares of Parent Common Stock issuable to the Qualified Company Securityholders and (b) use reasonable efforts to cause such shares of Parent Common Stock to be approved for listing on the Nasdaq.
6.16    Lock-Up. Each Significant Company Shareholder agrees that, without the prior written approval of Parent, such Significant Company Shareholder shall not lend, offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, two-thirds of the shares of Parent Stock issued as Closing Stock to such Significant Company Shareholder (the “Lock-Up” and such shares subject to such restriction, to be the “Lock-Up Shares”); provided, that (a) on the date that is ninety (90) days following the Closing (the “First Lock-Up Release Date”), one-half of such Significant Company Shareholder’s Lock-Up Shares shall be released from the Lock-Up and shall become freely tradeable, and (b) on the date that is one hundred and eighty (180) days following the Closing (the “Second Lock-Up Release Date” and, together with the First Lock-Up Release Date, the “Lock-Up Release Dates”), the remainder of such Significant Company Shareholder’s Lock-Up Shares shall be released from the Lock-Up and shall become freely tradeable. Notwithstanding the foregoing, a Significant Company Shareholder shall at all times be permitted to transfer the Lock-Up Shares (i) to its Affiliates, (ii) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Significant Company Shareholder or its Affiliates, (iii) to any direct or indirect equityholders or limited partners of a Significant Company Shareholder, (iv) to any family member or any Affiliate of any family member of a Significant Company Shareholder, (v) to a charitable organization through a charitable distribution, provided that in the case of each of (i) through (v), such transfer is without consideration or (vi) to any Indemnified Person in satisfaction of indemnification obligations in accordance with Section 9.3(c). The shares of Parent Stock to be issued to the Significant Company Shareholders shall contain restrictive legends reflecting the Lock-Up. Parent shall cause such restrictive legends to be removed effective upon the occurrence of each of the First Lock-Up Release Date and the Second Lock-Up Release Date for the number of shares of Parent Stock to be released as provided for in clauses (a) and (b), respectively, of this Section 6.16. Notwithstanding the foregoing, a Significant Company Shareholder shall at all times prior to the applicable Lock-Up Release Date be permitted to engage in any hedge or derivative instrument with respect to the Lock-Up Shares. Notwithstanding anything to the contrary herein, (x) in the event of the delivery of a Delayed Closing Notice, each Lock-Up Release Date shall be accelerated by the Delayed Period, and (y) Parent shall permit the Significant Company Shareholders other than the Founders to exchange with each other up to an aggregate of 500,000 Lock-Up Shares for an equal number of freely traded shares of Parent Stock provided that (a) such exchange shall be implemented in one transaction, (b) Parent shall have the opportunity to review the documentation to implement such exchange prior to the implementation of the exchange and (c) the aggregate number of Lock-Up Shares held by the Significant Company Shareholders other than the Founders shall remain the same following such exchange.
6.17    Parent Shelf Registration Statement.
(a)    Prior to the Closing, Parent shall (i) prepare a registration statement registering the resale by the Qualified Company Securityholders of the shares of Parent Common Stock to be issued pursuant to this Agreement (such shares, “Registrable Shares,” and such registration statement, together with any prospectus included therein, the “Resale Registration Statement”) and (ii) submit such Resale Registration Statement to the Company at least five (5) days prior to filing, for the Company’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, and shall incorporate any reasonable comments of the Company in such Resale Registration Statement relating to the section of the Resale Registration Statement titled “Plan of Distribution” or to information relating to the Qualified Company Securityholders; provided, however, that such shares shall cease to be Registrable Shares on the earliest to occur of when (x) such Registrable Shares have been sold in accordance with the Resale Registration Statement, (y) such Registrable Shares have been sold in accordance with Rule 144 (or any similar law, rule, regulation or provision then in effect), (iii) with respect to a Qualified Company Securityholder, such shares are eligible for resale by such Qualified Company Securityholder pursuant to Rule 144 (or any other exemption under the Securities Act) without any volume, manner of sale or other limitations or under an effective registration statement other than the Resale Registration Statement, (iv) such Registrable Shares have ceased to be outstanding, or (v) the date that is two years after the Closing Date.
(b)    Parent shall file the Resale Registration Statement with the SEC as promptly as practical (and in any event within [***] Business Days) following the Closing Date. If Parent is eligible to file a Resale Registration Statement on Form S-3 pursuant to Rule 462(e) under the Securities Act (an “Automatic Resale Registration Statement”), the Resale Registration Statement shall be an Automatic Resale Registration Statement. If Parent is not eligible to use an Automatic Resale Registration Statement, the Resale Registration Statement shall be on Form S-3 or, if Form S-3 is not available to Parent, another appropriate form. If the Resale Registration Statement is not an Automatic Resale Registration Statement, Parent shall use reasonable efforts to have the Resale Registration Statement declared effective under the Securities Act as promptly as practicable after such Resale Registration Statement is filed. Once the Resale Registration Statement becomes or is declared effective, as the case may be, Parent shall, subject to the other applicable provisions of this Agreement, use reasonable efforts to (A) cause the Resale Registration Statement to be continuously effective and usable until the date upon which no Registrable Shares remain, and (B) ensure that the Resale Registration Statement complies in all material respects with applicable provisions of the Securities Act. Parent shall notify the Qualified Company Securityholders promptly of the time when the Resale Registration Statement has become effective or any supplement or amendment to the Resale Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the Parent Stock registered thereunder for offering or sale in any jurisdiction. In furtherance of the foregoing, Parent shall use reasonable efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the offer and sale of the Parent Stock to be offered thereunder, subject to the Qualified Company Securityholders furnishing to Parent all information concerning the Company Shareholders as may be reasonably requested in connection with any such actions, provided that in connection therewith Parent shall not be required to qualify as a foreign corporation (where not otherwise required) or to file a general consent to service of process in any jurisdiction (where not otherwise required). The Resale Registration Statement (or any prospectus or prospectus supplement forming a part of such Resale Registration Statement), as initially filed, shall include the Registrable Shares of all Qualified Company Securityholders for whom Parent has received, at least five (5) Business Days prior to the Closing Date, a duly executed and properly completed Investor Representation Letter. In connection therewith, if reasonably required by Parent’s transfer agent, Parent shall, promptly after the effectiveness of the Resale Registration Statement, cause to be delivered to its transfer agent any authorizations, certificates or directions and direct its counsel to provide any legal opinions reasonably required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Shares without legend upon sale by the holder of such Registrable Shares under the Resale Registration Statement.
(c)    Notwithstanding anything to the contrary in this Section 6.17 or elsewhere in this Agreement, Parent shall be entitled to postpone or suspend (a “Permitted Suspension”) the effectiveness or use of, or trading under, any Resale Registration Statement (and such postponement or suspension shall not be a breach of its obligations hereunder) if Parent shall determine in good faith and in the reasonable judgment of Parent that it would be necessary in order for the Resale Registration Statement to be used by the Qualified Company Securityholders in a manner compliant with Applicable Law to (i) amend or supplement the Resale Registration Statement so that the Resale Registration Statement would not include an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) disclose material nonpublic information concerning the Company that, if disclosed at such time, would be harmful to the interests of Parent or its stockholders; provided, however, that (w) Parent shall deliver written notice to the Qualified Company Securityholders of such Permitted Suspension, (x) no such Permitted Suspension shall continue for longer than is reasonably necessary as determined in good faith by Parent, and in no event shall any Permitted Suspension continue for more than forty-five (45) consecutive calendar days and not more than sixty (60) days in the aggregate of any 12-month period, (y) any notice of a Permitted Suspension to the Qualified Company Securityholder will not include any material nonpublic information regarding the reason for the Permitted Suspension and (z) Parent will inform the Qualified Company Securityholder of the expiration of each Permitted Suspension promptly after the expiration of such Permitted Suspension. If the effectiveness of any Resale Registration Statement is postponed or suspended pursuant to this Section 6.17, the Qualified Company Securityholders shall be precluded from using the Resale Registration Statement in connection with a disposition of Registrable Shares for the duration of such postponement or suspension. Each Qualified Company Securityholder that receives a notice pursuant to this Section 6.17(c) shall keep the information contained in such notice confidential and not disclose such information to any other Person except its Representatives who need to know such information for purposes of advising the Qualified Company Securityholder with respect its rights under this Section 6.17(c) or as otherwise required by Applicable Law.
(d)    All of the expenses incurred by Parent in connection with any registration of Registrable Shares pursuant to this Agreement shall be paid by Parent. Parent shall not be responsible for any selling expenses of any Qualified Company Securityholder (including any broker’s fees or commissions) or fees or expenses of outside counsel, independent accountants or Representatives of any Qualified Company Securityholder or, to the extent incurred prior to the Closing, the Company or any of its Affiliates or Representatives in connection with the Resale Registration Statement.
(e)    Subject to the performance and compliance by the Company and the Qualified Company Securityholders with their respective covenants set forth in this Section 6.17, Parent shall use reasonable efforts to cause the shares of Parent Stock being issued pursuant to this Agreement to be approved for listing (subject to notice of issuance) on the Parent Stock Exchange on the Closing Date.
6.18    Rule 144; Legend Removal
(a)    Parent covenants to the Qualified Company Securityholders that to the extent it shall be required to do so in order for the shares of Parent Stock being issued pursuant to this Agreement to be sold pursuant to Rule 144, Parent shall use its commercially reasonable efforts to (i) timely file the reports required to be filed by it under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144, and (ii) make and keep public information available as those terms are understood and defined in Rule 144, all to the extent required from time to time to enable the Qualified Company Securityholders to sell Registrable Shares without registration under the Securities Act within the limitations of the exemption provided by Rule 144.
(b)    Upon request of a Qualified Company Securityholder, and if so requested by Parent for a transaction not including a sale of Registrable Shares through the Resale Registration Statement or other registration statement of Parent, upon receipt by Parent of an opinion of counsel reasonably satisfactory to Parent to the effect that such legend is no longer required under the Securities Act, the Company shall promptly cause any legend affixed to any Registrable Shares to be removed from any certificate for any Registrable Shares, including by providing any opinion of counsel to Parent that may be required by the transfer agent to effect such removal. In addition to, and without limiting, the foregoing, Parent shall take such necessary actions, and provide any necessary opinion of counsel to the transfer agent, to remove any legend affixed to any Registrable Shares relating to restriction under Rule 144 to any Registrable Shares and to cause such securities to bear the same CUSIP as the publicly traded securities of Parent with respect to any Qualified Company Securityholder that is not an Affiliate of Parent as promptly as practicable after the one-year anniversary of the Closing.
6.19    Cooperation on Labor Matters. From the date hereof until the Closing, the Company shall, and shall cause its Subsidiaries to, consult and coordinate with Parent prior to executing or delivering any Contract related to, or otherwise taking actions in furtherance of, the establishment or recognition of a works council, economic committee, union or similar body comprised of any employees of the Company and/or its Subsidiaries. In connection with such processes, the Company and its Subsidiaries shall not make any commitments to any employee representation body within the Company or any of its Subsidiaries without prior consultation with Parent.
6.20    Cooperation on Accounting Matters. Prior to the Closing, the Company shall cooperate in good faith with Parent and its Affiliates and use commercially reasonable efforts to provide Parent and its Affiliates with assistance reasonably requested by Parent in connection with (a) the conversion of the Company’s FY 2024 and FY 2025 financial statements (for the interim period until Closing) to GAAP and (b) Parent’s compliance with its financial reporting obligations in respect of the Transaction. For the avoidance of doubt, the failure by Parent and/or its Affiliates to complete such conversion to GAAP shall not constitute a failure to satisfy any condition set forth in Article VII or relieve Parent from its obligation to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.
6.21    Rescreening Cooperation. Prior to the Closing, and subject to Applicable Law, the Company shall use commercially reasonable efforts to provide to Parent and its Affiliates information regarding the Company’s customers (including such customers’ beneficial owners and authorized persons, as applicable) which is necessary for Parent to complete its screening process using Parent’s sanctions control platform for compliance with International Trade Law. For the avoidance of doubt, the Company shall not be required to take any action with respect to any customer as a result of such screening process.
6.22    Security Matters. Prior to the Closing, the Company shall use commercially reasonable efforts to, effective as of the Closing, perform and complete the security integration matters set forth in Part 1 of Schedule H.
6.23    Specified Shareholder. As soon as practicable following the Agreement Date until a duly executed Joinder has been delivered by the Specified Shareholder, the Company shall use reasonable efforts to collect the signature of the Specified Shareholder, and the Company shall keep Parent informed of communications and discussions with the Specified Shareholder regarding the Joinder.
6.24    Distribution of Deribit FZE Earnout Receivable. Prior to the Closing, the Company shall cause DRB Panama Inc. to distribute to DRB Group B.V. any outstanding earnout receivable from that certain Asset Purchase Agreement entered into on December 2, 2024, by and between Deribit FZE and DRB Panama Inc (the “Panama-UAE Business Transfer Agreement”).

ARTICLE VII.
CONDITIONS TO THE SHARE PURCHASE
7.1    Conditions to Obligations of Each Party to Effect the Share Purchase. The respective obligations of each party hereto to complete the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions (it being understood and agreed that each condition may be waived by Parent (on behalf of itself) and by the Company (on behalf of itself and the Company Shareholders)):
(a)    Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, no Regulatory Legal Proceeding shall be pending by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted that makes the consummation of the Share Purchase illegal.
(b)    Governmental Approvals. All filings with and approvals of (i) any Governmental Entity to be made or obtained in connection with the Transactions set forth on Schedule E-1 or (ii) any other Governmental Entity set forth on Schedule E-2 that informs Parent or the Company in writing that such Governmental Entity requires a suspensory review of the Transactions pursuant to Antitrust Laws (collectively, “Governmental Approvals”) shall have been made or obtained and shall be in full force and effect and the applicable waiting period under Antitrust Laws set forth on Schedule E-1 and Schedule E-2, as applicable, shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity.
7.2    Additional Conditions to Obligations of the Company. The obligations of the Company to complete the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and Company Shareholders and may in the case of the Company Shareholders be waived by the Company):
(a)    Representations, Warranties and Covenants. Except for the Parent Fundamental Representations, the representations and warranties made by Parent (in each case, without giving effect to any qualification as to materiality or Parent Material Adverse Effect qualifiers set forth therein) shall be true and correct on and as of the Agreement Date and on and as of the Closing Date though made as of such time (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such date or dates), except, in each case, where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Parent Fundamental Representations shall be true and correct in all respects (other than for de minimis inaccuracies) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Parent shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by them at or prior to the Closing.
(b)    Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
(c)    Nasdaq Listing. The shares of Parent Stock that shall be issuable to the Qualified Company Securityholders in connection with the Share Purchase as contemplated by Article I shall have been approved for listing on the Nasdaq, subject to official notice of issuance.
(d)    No Parent Material Adverse Effect. Since the Agreement Date, no Parent Material Adverse Effect shall have occurred and be continuing.
7.3    Additional Conditions to the Obligations of Parent. The obligations of Parent to complete the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Parent and may be waived by Parent (on behalf of itself)):
(a)    Representations and Warranties. Except for the Company Fundamental Representations, the representations and warranties made by the Company in Article II and the Company Shareholders in Article III (in each case, without giving effect to any qualification as to materiality or Company Material Adverse Effect qualifiers set forth therein) shall be true and correct on and as of the Agreement Date and on and as of the Closing Date though made as of such time (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such date or dates), except, in each case, where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company Fundamental Representations shall be true and correct in all respects (other than for de minimis inaccuracies) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates).
(b)    Covenants. The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing. The Company Shareholders shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company Shareholders at or prior to the Closing, except as would not reasonably be expected to materially and adversely affect the consummation of the transactions contemplated hereby.
(c)    Receipt of Closing Deliveries. Parent shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(d)    No Company Material Adverse Effect. Since the Agreement Date, no Company Material Adverse Effect shall have occurred and be continuing.
(e)    Employees. (i) Each Key Employee shall have signed an Offer Letter and a Restrictive Covenant Agreement, no action shall have been taken by any such individual to rescind any of such agreements other than in the case of death or Disability, and no such individual shall have given written notice to Parent or its Subsidiaries (including the Company or any Subsidiary thereof) of such individual’s intent to terminate employment with the Company or the Subsidiaries immediately following the Closing, (ii) at least twelve (12) of the employees and independent contractors of the Company and its Subsidiaries set forth on Part 3 of Schedule D (the “Named Service Providers”) are employed by the Company or its Subsidiaries on a full-time basis without having taken any action to rescind his or her employment, other than in the case of death or Disability, or given written notice to the Company or any Subsidiary thereof of such individual’s intent to terminate employment with Parent or its Subsidiaries (including the Company or the Subsidiaries) immediately following the Closing, and (iii) the employment or service of each Founder and each Terminating Service Provider shall have been terminated in accordance with, and solely to the extent permissible under, Applicable Law effective no later than immediately prior the Closing and each Founder shall have executed a Termination and Release Agreement. Following the occurrence of an Extension Event, in the event that the Six-Month Termination Date is extended to the Twelve-Month Termination Date in accordance with Section 8.1(a), the reference to “twelve (12)” Named Service Providers in the preceding clause (ii) shall be deemed replaced with “nine (9)” Named Service Providers so long as such condition was satisfied at the Six-Month Termination Date (prior to giving effect to the extension).
(f)    Shareholder Payment Letter. The Direct Holder (as defined in the Shareholder Payment Letter) shall have joined has a signatory thereto, or has otherwise confirmed in writing that (i) Parent, the Company and the Distribution Agent shall be entitled to withhold and redirect the Net Settlement Amount (as defined in the Shareholder Payment Letter) in accordance with the Shareholder Payment Letter and (ii) it waives any claim against Parent or any of its Affiliates in connection with such withholding and redirection in a manner substantively consistent with the waivers and releases set forth in the Shareholder Payment Letter, or otherwise in a manner reasonably acceptable to Parent.
(g)    Financial Regulatory Conditions. The French MiFID Change of Control Approval, if applicable, and the UAE VARA Approval shall have been made or obtained and shall be in full force and effect.
(h)    2024 Audited Financials. Parent shall have received the Company’s audited, consolidated financial statements for the financial years ended December 31, 2024 on an unqualified basis and prepared in accordance with the Accounting Principles.
(i)    Distribution Agent Agreement. The Distribution Agent Agreement shall be in full force and effect, and no action shall have been taken by any party thereto to rescind such agreement.

ARTICLE VIII.
TERMINATION
8.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Transactions abandoned by authorized action taken by the terminating party:
(a)    by mutual written consent duly authorized by Parent and the Company;
(b)    by Parent, on the one hand, or the Company, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before the six-month anniversary of the Agreement Date (the “Six-Month Termination Date”); provided that the Six-Month Termination Date shall be extended without any further action by either Parent or the Company to the nine-month anniversary of the Agreement Date (the “Nine-Month Termination Date”) if, as of the Six-Month Termination Date, (A) any of the conditions set forth in Sections 7.1(a), 7.1(b) and/or 7.3(g) have not been satisfied or waived, and (B) all of the other conditions to the Closing set forth in Article VII shall have been satisfied or waived (other than the conditions that, by their terms, are intended to be satisfied at the Closing, which conditions only need to be capable of being satisfied at the Closing); provided, further, that, in the event (x) a Specified M&A Transaction has occurred prior to the Six-Month Termination Date, (y) such Specified M&A Transaction results in the submission by Parent or an Affiliate of Parent of an application, notification or other filing to obtain an M&A Approval with respect to such Specified M&A Transaction (such M&A Approvals, the “Specified M&A Approvals”) and (z) as of the Six-Month Termination Date, all conditions set forth in Sections 7.1(a), 7.1(b) and/or 7.3(g) have been satisfied or waived except for (A) obtaining one or more Specified M&A Approvals or (B) with respect to Section 7.1(a), an Order, Regulatory Proceeding or Law is issued or initiated by one of the Governmental Entities applicable to the Specified M&A Approvals, provided that in each case, a Specified M&A Transaction which results in a Specified M&A Approval was the primary cause of the failure of conditions set forth in clauses (A) or (B) to be satisfied by the Six-Month Termination Date (an “Extension Event”), then the Company may, at its discretion (i) terminate this Agreement in accordance with this Section 8.1(b), or (ii) extend the Six-Month Termination Date to the 12-month anniversary of the Agreement Date (the “Twelve-Month Termination Date”, and together with the Six-Month Termination Date and the Nine-Month Termination Date, the “Termination Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose willful breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have resulted in, the failure of the Closing to occur on or before the Termination Date (provided that, notwithstanding anything to the contrary herein, in the event of the delivery of a Delayed Closing Notice, the Termination Date shall be extended by the Delayed Period);
(c)    by Parent, on the one hand, or the Company, on the other hand, by written notice to the other if any Order of a Governmental Entity of competent authority preventing the completion of the Share Purchase shall have become final and non-appealable;
(d)    by Parent, by written notice to the Company, if there shall have been a breach of any representation or warranty made by, or a breach of any covenant, agreement or obligation of the Company or any of the Company Shareholders herein, and such breach shall not have been cured within the earlier of (A) forty-five (45) calendar days after receipt by the Company of written notice of such breach and (B) the Termination Date and, if not cured within such period and at the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (provided, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured); or
(e)    by the Company, by written notice to Parent, if there shall have been a breach of any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Parent herein and such breach shall not have been cured within the earlier of (A) forty-five (45) calendar days after receipt by Parent of written notice of such breach and (B) the Termination Date and, if not cured within such period and at the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.2(a) to be satisfied (provided, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured).
8.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, the Company, the Company Shareholders or their respective officers, directors, shareholders or Affiliates; provided, that (i) Section 6.3 (Confidentiality; Public Disclosure), Section 6.10 (Expenses; Company Debt), this Section 8.2 (Effect of Termination), Article X (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any Fraud made by, or a wilful breach of any covenant, agreement or obligation of, such party herein.
8.3    Termination Fee.
(a)    If the Agreement is terminated (i) pursuant to Section 8.1(b) or 8.1(c), (ii) at the time of such termination, one or more of the conditions set forth in Sections 7.1(a) (solely to the extent related to any Antitrust Laws or approvals pursuant to Section 7.3(g)), Section 7.1(b) or Section 7.3(g) have not been satisfied or waived, and (iii) if termination occurs in accordance with Section 8.1(b), at the time of such termination all of the other conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than (x) those conditions that by their nature are only to be satisfied at the Closing so long as such conditions are capable of being satisfied as of such Termination Date or (y) any failure to satisfy a condition attributable to any Antitrust Law (or any Regulatory Legal Proceeding related thereto)), Parent shall pay, or cause to be paid, to the Company a fee of USD 100,000,000 (including VAT, if any) in cash (the “Termination Fee”) within three Business Days of such termination by wire transfer of immediately available funds to an account designated in writing by the Company. The Parent and the Company shall take the position that any Termination Fee payment as referred to in this Section 8.3 is (i) not treated as a supply of goods or a supply of services under the Law governing VAT of any applicable European Union member state or (ii) otherwise exempt from VAT. Each of the parties shall act in a manner consistent with the foregoing (including filing Tax Returns consistent therewith) and shall use commercially reasonable efforts to contest any contrary position in a Tax audit or similar proceeding. If the Termination Fee would, nevertheless, be subject to VAT, the Company shall charge the Termination Fee to the Parent by sending an invoice in compliance with all applicable VAT requirements. For the avoidance of doubt, and notwithstanding the foregoing, if any VAT is due in respect of the Termination Fee, such VAT shall be for the account of the Company. In no event shall any VAT be added to the Termination Fee and the Parent shall be under no obligation to reimburse the Company for any VAT levied from the Company.
(b)    Parent shall not be obligated to pay the Termination Fee pursuant to Section 8.3(a) if the Company’s intentional breach of any of its covenants or agreements under this Agreement will have been the principal cause of, or will have directly resulted in, the existence of the conditions to payment as listed above in Section 8.3.
(c)    Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather shall constitute liquidated damages in order to compensate the Company in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, each of which amounts would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, (i) upon payment of the full Termination Fee as required and pursuant to Section 8.3(a), none of Parent, any of its Affiliates or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates or agents shall have any Liability to the Company with respect to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby other than the Termination Fee, and (ii) the Termination Fee shall be the sole recourse of the Company, the Company Shareholders and the Shareholders’ Agent in connection with the termination of this Agreement except for Fraud or willful breach by Parent prior to such termination. If Parent fails promptly to pay any amounts due pursuant to this Section 8.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for (or otherwise payments of) the amounts set forth in this Section 8.3, Parent shall pay to or as directed by the Company the costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company or its Affiliates in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.
ARTICLE IX.
ESCROW FUND AND INDEMNIFICATION
9.1    Escrow Fund.
(a)    After the Closing, the Escrow Agent shall hold the Indemnity Escrow Amount pursuant to the Escrow Agreement, to be entered into among the Escrow Agent, Parent and the Shareholders’ Agent (the aggregate amount of cash so held by the Escrow Agent from time to time in respect of the Indemnity Escrow Amount, the “Indemnity Escrow Fund”). The

Indemnity Escrow Fund shall constitute partial security for the benefit of Parent (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Company Shareholders (each an “Indemnifying Party” and, together, the “Indemnifying Parties”) under this Article IX. Subject to Section 9.4, the Escrow Agent shall hold the Indemnity Escrow Fund until 11:59 p.m. Pacific Time on the date (the “Escrow Release Date”) that is 15 months after the Closing Date. The Indemnifying Parties will receive interest or other earnings on the cash in the Indemnity Escrow Fund on the portion of the Indemnity Escrow Fund which is released to the Indemnifying Parties from time to time. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Indemnifying Party or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Indemnifying Party, in each case prior to the distribution of the Escrow Fund to any Indemnifying Party in accordance with Section 1.8(g) or Section 9.1(b), except that each Indemnifying Party shall be entitled to assign such Indemnifying Party’s rights to such Indemnifying Party’s Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.
(b)    Within three Business Days following the Escrow Release Date, Parent and the Shareholders’ Agent shall jointly instruct the Escrow Agent distribute to each Indemnifying Party such Indemnifying Party’s Pro Rata Share of the Indemnity Escrow Fund, in each case less that portion of the Indemnity Escrow Fund equal to the amount of any Indemnifiable Damages not yet Finally Determined in respect of claims for indemnification specified in any Claim Certificate delivered to the Escrow Agent and the Shareholders’ Agent on or prior to the Escrow Release Date in accordance with this Article IX, which portion shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been Finally Determined.
9.2    Indemnification.
(a)    Subject to the limitations set forth in this Article IX, from and after the Closing, each of the Indemnifying Parties shall severally but not jointly, in proportion to each such Indemnifying Party’s Pro Rata Share, indemnify and hold harmless Parent, the Company and their respective officers, directors, agents and employees, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, liabilities, damages, fees, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable and out-of-pocket fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), provided that Indemnifiable Damages shall not include any punitive, special, indirect, incidental, consequential, multiple-based or opportunity cost damages of any kind or the loss of anticipated or future business or profits (except, in the case of punitive damages, to the extent paid by an Indemnified Person to a third party in connection with a Third-Party Claim) arising out of or resulting from:

(i)    any failure of any representation or warranty made by the Company in Article II hereof (or any certificate delivered pursuant to Article VII) to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations or warranties that by their terms speak only as of a specific date or dates, which representations or warranties shall be true and correct as of such date or dates);
(ii)    any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein;
(iii)    any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company or any of its Subsidiaries (in each case, including any predecessors thereof, whether such Equity Interests are or were held directly or indirectly), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Aggregate Consideration or any portion thereof, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company or any of its Subsidiaries (in each case, including any predecessors thereof) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person for any inaccuracy in the Spreadsheet, including to the effect that such Person is entitled to any Equity Interest of Parent or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any plan, policy or Contract providing for compensation to any Person in the form of Equity Interests in respect of such Equity Interests;
(iv)    (A) any Pre-Closing Taxes to the extent not included in the calculation of Company Debt, (B) any Taxes of any Company Shareholder (including, without limitation, capital gains Taxes arising as a result of the Transactions and any withholding Taxes imposed on the Company or Parent in connection with the Transactions hereunder) for any Tax period, and (C) fifty percent (50%) of any Transfer Taxes incurred by, imposed on or payable by the Company or any of its Subsidiaries;
(v)    any Liability arising out of a Non-Core Asset to the extent such Non-Core Asset is distributed or dividended to Company Shareholders prior to Closing; and
(vi)    any Fraud by or on behalf of the Company (“Company Fraud”).
(b)    Subject to the limitations set forth in this Article IX, from and after the Closing, each Indemnifying Party shall indemnify and hold harmless the Indemnified Persons from and against any and all Indemnifiable Damages, in each case, to the extent arising out of or resulting from:
(i)    any failure of any representation or warranty made by such Indemnifying Party in this Agreement or any other Transaction Document to be true and correct (A) as of the Agreement Date (except in the case of representations or warranties that by their terms speak only as of a specified date or dates, which representations or warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations or warranties that by their terms speak only as of a specific date or dates, which representations or warranties shall be true and correct as of such date or dates);
(ii)    any breach of, or default in connection with, any of the covenants, agreements or obligations made by such Indemnifying Party herein or in any Transaction Documents to which such Indemnifying Party is a party, in each case, to be performed following the Closing; and
(iii)    any Fraud by such Indemnifying Party or any Company Fraud in which such Indemnifying Party participated (“Individual Fraud”).
(c)    Materiality standards or qualifications and qualifications by reference to the defined term “Company Material Adverse Effect” in any warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such warranty, or a breach of such covenant, agreement or obligation, exists and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.
9.3    Indemnifiable Damage Threshold; Other Limitations.
(a)    Notwithstanding anything to the contrary contained herein, no Indemnified Person shall be entitled to recovery of Indemnifiable Damage, or to make a claim for Indemnifiable Damages arising out of or resulting from the matters listed in clause (i) of Section 9.2(a) (other than claims arising out of or resulting from (i) Company Fraud or (ii) any failure of any of the Special Warranties) to be true and correct as aforesaid unless and until (A) the Indemnifiable Damages in respect of such claim (and all claims arising from the relevant breach of representation or warranties) are greater than the De Minimis Amount, and (B) the Indemnified Persons have incurred Indemnifiable Damages in an aggregate amount greater than USD [***] (the “Basket”), in which case the Indemnified Person shall be entitled to indemnification for all Indemnifiable Damages (subject to the limitations set forth in this Article IX). For greater clarity, claims within the exception described in clause (A) of the preceding sentence shall not be considered in determining whether the Basket has been exceeded, provided however, once the Basket has been exceeded, Indemnifiable Damages arising from such claims shall be subject to indemnification hereunder, subject to the terms and limitations set forth herein. For the avoidance of doubt, the Basket and the De Minimis Amount shall not apply to any Indemnifiable Damages or claims therefor other than pursuant to clause (i) of Section 9.2(a).
(b)    Recovery from the Indemnity Escrow Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Indemnifying Party under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies), arising out of or resulting from the matters listed in clause (i) of Section 9.2(a), except (i) in the case of Company Fraud and (ii) any failure of any of the representations or warranties given by the Company in Section 2.1 (Organization, Standing, Power and Subsidiaries),

Section 2.3(a) and Section 2.3(c) (Capital Structure), Section 2.4(a) (Authority; Noncontravention) or Section 2.20 (Transaction Fees) (collectively, the “Special Warranties”) to be true and correct as aforesaid.
(c)    In the case of any claims for Indemnifiable Damages arising out of or resulting from: (i) the failure of any of the Special Warranties or the representations or warranties set forth in Article III to be true and correct as aforesaid; or (ii) the matters listed in clauses (ii) through (vi) of Section 9.2(a) (collectively, “Special Claims”), after the relevant Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Indemnity Escrow Fund, or the Pro Rata Share of the Indemnity Escrow Fund in the case of a breach of the representations or warranties set forth in Article III (after taking into account all other claims for indemnification, compensation and reimbursement from the Indemnity Escrow Fund made by the Indemnified Persons), or following the Escrow Release Date, (A) the applicable Company Shareholder with respect a breach of representations or warranties set forth in Article III and (B) each Indemnifying Party with respect to all other Special Claims in their Pro Rata Share shall have Liability for the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary herein: (x) the total Liability of an Indemnifying Party for Special Claims, other than in the case of Individual Fraud, shall be limited to the Indemnity Cap applicable to such Indemnifying Party. Notwithstanding the foregoing, no Indemnified Party shall recover any Indemnifiable Damages arising out of, or resulting from, a Special Claim under Section 9.2(a)(iii)(A)(II) until it is Finally Determined that the Indemnifying Party is liable for such Indemnifiable Damages pursuant to such Special Claim.
(d)    If an Indemnifying Party is liable to any Indemnified Person pursuant to this Article IX for an amount of Indemnifiable Damages which exceeds the Indemnity Escrow Fund, such Indemnifiable Damages shall first be satisfied through payment by such Indemnifying Party in cash; provided, that if the aggregate amount of Indemnifiable Damages payable to Parent by such Indemnifying Party exceeds such Indemnifying Party’s portion of the Aggregate Cash Consideration, (i) such Indemnifying Party shall be entitled to satisfy any additional liability for Indemnifiable Damages in excess of its portion of the Aggregate Cash Consideration, at its election, through payment in cash and/or forfeiture of Closing Stock valued at the Closing Stock Price and (ii) such Indemnifying Party shall be relieved of the lock-up restrictions in Section 6.16 to the extent it elects to satisfy its Indemnifiable Damages pursuant to the foregoing clause (i) by cash payment such that such Indemnifying Party shall be entitled to sell Closing Stock comprised of Lock-Up Shares, provided that the proceeds of any sale of such Lock-Up Shares, net of any expenses, shall be used solely to satisfy the Indemnifiable Damages of such Indemnifying Party.
(e)    Except as provided in Section 6.14 with respect to the Company Indemnified Parties in their capacities as such, (i) no Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from the Indemnified Person (based upon such Indemnifying Party’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by the Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.2(a), (ii) the rights and remedies of the Indemnified Person after the Closing shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Schedule with respect to clauses (i) or (ii) of Section 9.2(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, and (iii) no Indemnifying Party shall be liable for the breach of any warranty or covenant of another Indemnifying Party or any Individual Fraud of another Indemnifying Party; provided, that nothing herein shall limit the liability of an Indemnifying Party for his, her or its Individual Fraud.
(f)    All Indemnifiable Damages shall be calculated net of any Tax benefit received by the Indemnified Person, or any Affiliate thereof, associated with the Liabilities resulting in such Indemnifiable Damages to the extent such Tax benefit is received in the same taxable year as the Liability or the first taxable year thereafter. The Tax benefit received by an Indemnified Person associated with a Liability resulting from Indemnifiable Damages shall be equal to the positive difference between (i) all cash Taxes that would be due from such Indemnified Person in the absence of such Liability over (ii) the amount of all cash Taxes due from such Indemnified Person taking into account such loss. If any such Tax benefit is received in the first taxable year following the taxable year in which the related Indemnifiable Damages are paid, Parent shall promptly pay the amount of such Tax benefit to the Distribution Agent (for distribution to the Company Shareholders) within five (5) Business Days of filing the Tax Return reflecting such Tax benefit.
(g)    The amount of Indemnifiable Damages that the Indemnified Persons may recover pursuant to this Article IX shall be reduced, on a dollar-for-dollar basis, by (i) any amounts actually received by the Indemnified Persons (or any of them) in respect of the Indemnifiable Damages forming the basis of such claim for recovery from a third party pursuant to any indemnification or other similar right, and (ii) any amounts received by the Indemnified Persons (or any of them) in respect of the Indemnifiable Damages forming the basis of such claim for recovery from a third party under any insurance policy or other similar arrangement in each case, less any reasonable and documented out of pocket costs or expenses incurred by such Indemnified Persons, it being understood and hereby agreed that such Indemnified Persons shall use their commercially reasonable efforts to mitigate any Indemnifiable Losses including by using such efforts recover all amounts reasonably available from third parties (whether under insurance policies or similar arrangements or otherwise) in obtaining any such recoveries; provided, that in no event shall Parent be required to dispute via litigation any claim that is rejected by an insurer or obtain a new insurance policy for coverage to mitigate any Indemnifiable Damages. To the extent any Indemnified Person collects any such recovery under such policies or existing contractual indemnification or contribution provisions after it has been indemnified by an Indemnifying Party pursuant to this Article IX, then it shall promptly remit the portion of any such recovery equal to the related amount of Indemnifiable Damages (less any reasonable and documented out of pocket costs or expenses incurred by the Company Indemnified Party in collecting such recovery) received by an Indemnified Person in respect thereof to the applicable Indemnifying Party.

(h)    No Indemnified Person shall be entitled to indemnification under this Agreement in respect of any Indemnifiable Damages to the extent such Indemnifiable Damages were taken into account in the calculation of the Net Adjusted Cash Consideration or the Final Net Adjusted Cash Consideration, as applicable.
(i)    No Indemnified Person shall be entitled to recover for the same Indemnifiable Damages more than once under this Article IX or otherwise under this Agreement or any Transaction Document, even if a claim for indemnification or otherwise in respect of such Indemnifiable Damages has been made as a result of a breach of more than one covenant, agreement or representation or warranty contained in this Agreement or any Transaction Document.
9.4    Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (a) for Indemnifiable Damages arising out of or resulting from the matters listed in clause (i) of Section 9.2(a) (other than with respect to any of the Special Warranties or Company Fraud) shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the Escrow Release Date and (b) for Indemnifiable Damages arising out of, resulting from or in connection with Special Claims, shall commence at the Closing and terminate the date that is five years after the Closing Date; provided, that, Special Claims pursuant to Section 9.2(a)(iv) shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the expiration of the applicable statute of limitations period. Notwithstanding anything to the contrary herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with Individual Fraud shall not be limited.
9.5    Claims.
(a)    From time to time during the Claims Period, Parent may deliver to the Shareholders’ Agent one or more certificates certified to by any officer of Parent (each, a “Claim Certificate”):
(i)    stating that an Indemnified Person (A) has incurred or paid, or (B) in good faith reasonably believes that it may incur or pay, Indemnifiable Damages;
(ii)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred or paid, may be the maximum amount believed by Parent in good faith to be incurred or paid), or demanded by a third party; and
(iii)    specifying in reasonable detail (based upon the information then possessed by Parent) the individual items of such Indemnifiable Damages included in the amount so stated, the nature of the claim to which such Indemnifiable Damages are related and the basis under this Article IX for indemnification; and
(iv)    attaching, to the extent available, any reasonably relevant documentation as determined by Parent in support of any of the foregoing (provided that Parent shall not be obliged to disclose any documents subject to attorney-client privilege).

(b)    Such Claim Certificate (i) need only specify such information to the knowledge of Parent as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Parent by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent or the Indemnifying Parties are materially prejudiced thereby.
9.6    Resolution of Objections to Claims.
(a)    If the Shareholders’ Agent does not contest, by written notice to Parent, any claim or claims by Parent made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then Parent shall reclaim an amount of cash from the Indemnity Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.
(b)    If the Shareholders’ Agent, objects in writing to any claim or claims by Parent made in any Claim Certificate within the 30-day period set forth in Section 9.6(a), Parent and the Shareholders’ Agent, shall attempt in good faith for 60 days after the date of Parent’s receipt of such written objection to resolve such objection. If Parent and the Shareholders’ Agent, shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parent and the Shareholders’ Agent. Parent shall be entitled to conclusively rely on any such memorandum and Parent shall reclaim an amount of cash from the Indemnity Escrow Fund in accordance with the terms of such memorandum.
(c)    If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 9.7(b), but in any event upon the expiration of such 60-day period, either Parent or the Shareholders’ Agent may initiate a dispute in accordance with the terms of Section 10.12 to resolve the matter.
(d)    Any portion of the Indemnity Escrow Fund held following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Parent upon the relevant claim being Finally Determined shall be released by the Escrow Agent for distribution to the Company Shareholders, within five Business Days following any such claim being Finally Determined.
9.7    Shareholders’ Agent.
(a)    At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Shareholders’ Agent. The Shareholders’ Agent shall be the representative, agent and attorney-in-fact for and on behalf of the Indemnifying Parties for all purposes in connection with this Agreement and any related agreements, including to: (i) execute, as the Shareholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions; (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Parent (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Indemnifying Party individually); (iii) review, negotiate and agree to and authorize Parent to reclaim an amount of cash from the Indemnity Escrow Fund in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX; (iv) object to such claims pursuant to Section 9.5(b); (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement; (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties; (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein; (viii) pursuant to Section 1.8, review, negotiate, object to, accept or agree to Parent’s calculation of Company Net Working Capital; and (ix) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding anything to the contrary herein, the Shareholders’ Agent shall not have any rights in respect of any claim for indemnification made against a Company Shareholder under Section 9.2(b). Parent and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Shareholders’ Agent and treat such Shareholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 9.6(d). The Indemnifying Parties shall be bound by all actions taken and documents executed by the Shareholders’ Agent in connection with this Article IX, and Parent and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. The Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Fund (or, in the event that there is no cash then held in the Escrow Fund by the Indemnifying Parties collectively having a Pro Rata Share greater than 50%) upon not less than 5 days’ prior written notice to Parent. No bond shall be required of the Shareholders’ Agent.

(b)    The Shareholders’ Agent will incur no liability to the Indemnifying Parties in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Shareholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Parties shall indemnify the Shareholders’ Agent against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (the “Shareholders’ Agent Expenses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Shareholders’ Agent Expense is suffered or incurred; provided, that in the event that any such Shareholders’ Agent Expense is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Shareholders’ Agent, the Shareholders’ Agent will reimburse the Indemnifying Parties the amount of such indemnified Shareholders’ Agent Expense to the extent attributable to such gross negligence or willful misconduct. Shareholders’ Agent Expenses may be recovered by the Shareholders’ Agent from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnifying Parties under this Agreement at such time as such amounts would otherwise be distributable to the Indemnifying Parties; provided, that while the Shareholders’ Agent may be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Shareholders’ Agent Expenses as they are suffered or incurred. In no event will the Shareholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Shareholders’ Agent hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Shareholders’ Agent or the termination of this Agreement.
(c)    The Expense Fund will be used (i) for the purposes of paying directly or reimbursing the Shareholders’ Agent for any Shareholders’ Agent Expenses incurred pursuant to this Agreement, the Escrow Agreement, the Distribution Agent Agreement or any other related agreements. The Indemnifying Parties will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Shareholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Shareholders’ Agent is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Shareholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Shareholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. As soon as reasonably determined by the Shareholders’ Agent that the Expense Fund is no longer required to be withheld, the Shareholders’ Agent will deliver any remaining balance of the Expense Fund to the Distribution Agent for further distribution to the Indemnifying Parties in accordance with their respective Pro Rata Shares. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the time of Closing.

(d)    Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority under Section 9.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Parties and shall be final, binding and conclusive upon each such Indemnifying Party; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party. The Company, Parent and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Shareholders’ Agent.
9.8    Third-Party Claims. In the event Parent receives a claim in writing by a third party (other than a claim with respect to Tax Matters, which shall instead be governed by Section 6.13(d)) (a “Third-Party Claim”) that Parent in good faith reasonably believes may result in a claim for Indemnifiable Damages by or on behalf of a Indemnified Person, shall give prompt written notice of such Third-Party Claim to the Shareholders’ Agent; it being understood that any delay in providing such notice shall not relieve an Indemnifying Party of its indemnification obligations unless, and to the extent, that the Indemnifying Party is materially prejudiced by such delay. Parent shall have the right in its sole discretion to conduct, by counsel or other representatives of its own choosing, the defense of and, solely with the prior written consent of the Shareholders’ Agent (such consent not to be unreasonably withheld, conditioned or delayed), to settle or resolve such Third-Party Claim and the costs and expenses incurred by Parent in connection with such defense, settlement, enforcement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages if Parent shall be entitled to receive indemnification pursuant to a claim made hereunder with respect to such Third-Party Claim. Parent shall pursue the defense of such Thirty-Party Claim in good faith. The Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to Parent and to the extent permitted by Applicable Law. The Shareholders’ Agent shall have the right, at its cost, to participate in the defense of any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof) and Parent agree that it will consult with, and reasonably consider, the views of the Shareholders’ Agent. Parent shall allow all Qualified Employees with knowledge or expertise with respect to the Third-Party Claim to communicate with, and provide reasonable assistance to (at the Shareholders’ Agent’s expense), the Shareholders’ Agent or Company Shareholders involved in such matters provided that such assistance does not materially interfere with such Qualified Employee’s professional responsibilities to Parent or its Affiliates In the event that the Shareholders’ Agent has consented to the amount of any settlement or resolution by Parent of any such claim, neither the

Shareholders’ Agent nor any Indemnifying Party shall have any power or authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Person against the Indemnity Escrow Fund for indemnity with respect to such settlement or resolution. Notwithstanding anything in this Agreement to the contrary, in the event of any conflict or overlap between the provisions of this Section 9.8 and Section 6.13(d), Section 6.13(d) shall control.
9.9    Treatment of Indemnification Payments. The Indemnifying Parties, Parent, the Shareholders’ Agent and Parent agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.
9.10    Exclusive Remedy. The Indemnified Persons acknowledge and agree that, from and after Closing, their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty or covenant or other matter contemplated by Section 9.2 set forth herein, the Transaction or any Transaction Document (except for rights pursuant to Section 1.8 or rights to specific performance or injunctive relief pursuant to Section 10.11) shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, each Indemnified Person (on its own behalf and on behalf of each other Indemnified Person) hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action to any remedy inconsistent with the foregoing it may have against the Indemnifying Parties arising under or based upon any Applicable Law. Notwithstanding anything to the contrary in this Agreement, nothing shall limit the rights of any Indemnified Person in the event of Individual Fraud.
ARTICLE X.
GENERAL PROVISIONS
10.1    Survival of Representations, Warranties and Covenants. The representations and warranties given by the Company in Article II (except for the Special Warranties) shall survive the Closing until 11:59 p.m. Pacific Time on the date that is 15 months following the Closing Date. The Special Warranties and the representations and warranties given by the Company Shareholders in Article III will survive the Closing until 11:59 p.m. Pacific Time on the date of expiration of the applicable statute of limitations; provided, further, no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered to Parent or the Shareholders’ Agent on or prior to the expiration of such representations or warranties shall be affected by such expiration; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of or resulting from any Fraud. The representations and warranties given by Parent in Article IV and in the other certificates contemplated by this Agreement shall not survive the Closing. All covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations are required to be performed in whole or in part following the Closing; provided, that no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation. Nothing to the contrary in this Section 10.1 shall affect any rights arising out of or resulting from any Fraud.
10.2    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by overnight commercial delivery service or sent via electronic mail (in each case, if provided below and with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(a)    if to Parent, or to the Company after the Closing to:
Coinbase Global, Inc.
[***]
Attention: [***]
Email: [***]
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
United States of America
Attention: Tad J. Freese
Telephone No.: +1.650.463.3060
Email: tad.freese@lw.com
Attention: Saad Khanani
Telephone No.: +1.650.463.4665
Email: saad.khanani@lw.com
(b)    If to the Company, prior to the Closing to:
Sentillia B.V.
[***]
Attention: [***]
Telephone No.: [***]
Email: [***]
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention:        Jared Fertman
Thomas Sharkey
Email:             jfertman@willkie.com
tsharkey@willkie.com

(c)    If to the Shareholders’ Agent, to:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, Colorado 80202
Attention: Managing Director
Telephone No.: (303) 648-4085
Email: deals@srsacquiom.com
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention:        Jared Fertman
Thomas Sharkey
Email:             jfertman@willkie.com
tsharkey@willkie.com
Any notice given as specified in this Section 10.1 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by overnight commercial delivery service shall conclusively be deemed to have been received on the first Business Day after the post of the same.
10.3    Notarial Independence. The parties acknowledge that the Notary is a civil law notary associated with NautaDutilh, the firm that (together with Latham & Watkins) advises Parent in respect of this Agreement. With reference to the Code of Conduct (Verordening beroeps-en gedragsregels) established by the Royal Netherlands Notarial Organization (Koninklijke Notariële Beroepsorganisatie), the parties hereby explicitly agree that:
(a)    the Notary shall execute any notarial deeds related to this Agreement; and
(b)    Parent and its Affiliates are assisted and represented by NautaDutilh in relation to this Agreement and any agreements that may be concluded, or disputes that may arise, in connection therewith.
10.4    Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement; (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection; (v) references to any person include the successors and permitted assigns of that person; (vi) references to an individual or natural person include his or her estate and personal representatives; (vii) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively; (viii) subject to clause (ix) below, the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided; and (ix) the phrases “provided to Parent” or “made available to Parent” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by Parent in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Parent or its Representatives at least 48 hours prior to the execution of this Agreement. References to “USD” and the symbol “$” shall be to United States Dollars. When determining any value under this Agreement, currencies other than United States Dollars shall be converted into United States Dollars at the rate quoted by Barclays Bank PLC as at the close of business in New York on the fourth Business Day immediately preceding the Business Day in respect of which such value is to be so determined, which, for the avoidance of doubt, shall mean the fourth Business Day immediately preceding the Closing Date for the calculations of Company Net Working Capital to be included in the Closing Statement (if any). The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”. Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent. The terms “U.S.” and “United States” shall refer to the United States of America. References to the Company shall mean the Company and its Subsidiaries, except as otherwise indicated herein.
10.5    Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of Parent, the Company and the Shareholders’ Agent (it being understood that the Company (prior to the Closing) and the Shareholders’ Agent (following the Closing) shall sign on behalf of the Company Shareholders). To the extent permitted by Applicable Law, Parent and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Parent and the Shareholders’ Agent.
10.6    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties given to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Parent and the Shareholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties given to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and the Company Shareholders, signed by the Company, (II) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to Parent, signed by Parent. Without limiting the generality or effect of the preceding sentence, no failure to exercise, enforce or delay in exercising or enforcing any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
10.7    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
10.8    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 6.14 is intended to benefit the Company Indemnified Parties and Article IX is intended to benefit the Indemnified Persons). Except as required by statute, no terms shall be implied (where by custom, usage or otherwise) into this Agreement. Each party to this Agreement acknowledges that it is not relying on any other statement, warranty, assurance or undertaking made or given by any Person, in writing or otherwise, at any time prior to the date of this Agreement, save to the extent it is incorporated herein.
10.9    Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment, transfer or delegation without such prior written consent shall be null and void, except that Parent may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
10.10    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.11    Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement. The parties hereto acknowledge that, prior to the Closing, the Company (on its own behalf and on behalf of the Company Shareholders) will have the right to specifically enforce the obligations of Parent will have the right to specifically enforce the obligations of the Company and the Company Shareholders, in each case to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement. Notwithstanding anything to the contrary in this Section 10.11, the payment of the Termination Fee in accordance with Section 8.3(c) shall be the sole recourse of the Company, the Company Shareholders and the Shareholders’ Agent in connection with the termination of this Agreement except for Fraud or willful breach by Parent prior to such termination.

10.12    Submission to Jurisdiction; Consent to Service of Process.
(a)    The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in New Castle County, Delaware. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 10.12. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction. The parties agree and acknowledge that emergency relief proceedings before the Dutch courts (kort geding), provided such courts have jurisdiction, provide an appropriate forum for obtaining emergency relief in a timely manner, and hereby waive, and agree not to assert, as a defense that such emergency relief proceedings before the Dutch courts would not allow for obtaining emergency relief in a timely manner.
10.13    Governing Law. This Agreement, and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of Delaware, without giving effect to any conflict of law provision that would compel the application of the substantive law of another jurisdiction; provided that the Deed of Transfer and the matters involving the internal corporate affairs of the Company and the Share Purchase shall be governed by and construed in accordance with the laws of the Netherlands.
10.14    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
10.15    WAIVER OF JURY TRIAL. EACH OF PARENT, THE COMPANY, THE COMPANY SHAREHOLDERS AND THE SHAREHOLDERS’ AGENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,

PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY, THE COMPANY SHAREHOLDERS AND THE SHAREHOLDERS’ AGENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
[Signature Page Next]

IN WITNESS WHEREOF, Parent, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, personally in her capacity as such), all as of the date first written above.

PARENT:

COINBASE GLOBAL, INC.

By:	/s/ Alesia J. Haas
Name:	Alesia J. Haas
Title:	Chief Financial Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in his or her capacity as such), all as of the date first written above.

SHAREHOLDERS’ AGENT:

Shareholder Representative Services LLC

By:	/s/ Corey Quinlan
Name:	Corey Quinlan
Title:	Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in his or her capacity as such), all as of the date first written above.

COMPANY:

Sentillia B.V.

By:	/s/ Marius Adriaan Jansen
Name:	Marius Adriaan Jansen
Title:	Managing Director of Lucrezia Holding B.V., the sole managing director of Sentillia B.V.
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in his or her capacity as such), all as of the date first written above.

COMPANY SHAREHOLDER:

[***]

By:	[***]
Name:	[***]
Title:	[***]
[Signature Page to Share Purchase Agreement]

EXHIBIT A
DEFINITIONS
As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.
“Accounting Principles” means IFRS.
“Accredited Investor” means a Person that is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect, under the Securities Act.
“ACPR” means French Autorité de contrôle prudentiel et de resolution and any successor agency from time to time.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or the Company Shareholders, by any Person or Group of more than a 20% interest in the total issued voting securities of the Company or any tender offer or exchange offer that if completed would result in any Person or Group beneficially owning 20% or more of the issued voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 20% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company (provided that, for the avoidance of doubt, in no event shall the matters contemplated by Section 5.2(b) constitute an Acquisition Proposal).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided, that in no event shall any “portfolio company” (as such term is commonly understood in the private equity and/or investment fund industry) of any Person be considered an Affiliate of such Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of the voting securities or by Contract or otherwise.
“Aggregate Cash Consideration” means USD 700,000,000.
“Aggregate Consideration” means the sum of the Aggregate Cash Consideration and the Closing Stock Consideration.
“Aggregate Stock Consideration” means 10,997,881 shares of Parent Stock.
Exhibit A-1

“AMF” means French Autorité des marchés financiers and any successor agency from time to time.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.
“Anti-Money Laundering and Anti-Terrorism Financing Laws” means Applicable Laws, regulations, rules, or guidelines relating to money laundering, the proceeds of criminal activity, terrorist financing, or financial recordkeeping or reporting requirements, including without limitation (1) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same; (2) the UK Proceeds of Crime Act; (3) the applicable requirements of the U.S. Bank Secrecy Act, USA Patriot Act, and the U.S. Currency and Foreign Transaction Reporting Act of 1970; and (4) other similar Applicable Laws applicable to the Company or any Subsidiary.
“Antitrust Law” means, collectively, any Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of substantially lessening competition, monopolization or restraint of trade, foreign investment, government subsidies or national security.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect and having binding effect by or under the authority of any Governmental Entity and any Orders having binding effect to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses and further includes any applicable tax treaties in force between Governmental Entities.
“Articles” means the articles of association of the Company in force as at the Agreement Date.
“Bad Bank Fund” means one or more segregated accounts maintained by the Company, holding BTC, ETH, USDC and USDT, including for the avoidance of doubt, accounts recorded as Bad Bank BTC, Bad Bank ETH, Bad Bank USDC and Bad Bank USDT in the Financial Statements, to cover customer liquidations requiring manual intervention by the Company to take over liquidated contracts, having a USD value (determined at the time of measurement based on the then prevailing spot or exchange rate) .
“Business” means the business of the Company and of each Subsidiary as currently conducted.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California and Amsterdam, the Netherlands.
“Closing Cash Consideration” means the greater of (i) USD 0 and (ii) the Net Adjusted Cash Consideration.
“Closing Net Working Capital Shortfall” means the amount by which the Company Net Working Capital Target exceeds the Company Net Working Capital.
Exhibit A-2

“Closing Net Working Capital Surplus” means the amount by which the Company Net Working Capital exceeds the Company Net Working Capital Target.
“Closing Stock Consideration” means (i) (A) Aggregate Stock Consideration multiplied by (B) the Parent Price Per Share, minus (ii) the amount, if any, by which the Company Consideration Adjustment exceeds the Net Cash Consideration, minus (iii) the amount, if any, by which the Non-Qualified Company Securityholder Cash Consideration exceeds the Closing Cash Consideration.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Cash” means the aggregate amount of unrestricted cash and cash equivalents held by the Company as of the Reference Time; provided that Company Cash shall (i) include (a) Liquid Digital Assets, (b) the Equity Investments, (c) the amounts of any received but uncleared checks, drafts, deposits and wires, and (ii) exclude (A) checks and drafts written by and any outbound wires or deposits in transit and checks for deposit sent by the Company or of its Subsidiaries for the account of any third party, (B) Restricted Cash, (C) the Insurance Fund, (D) the Regulatory Capital Amount, (E) Bad Bank Fund and (F) cash and cash equivalents used to satisfy net liquidity asset requirements in a fixed amount equal to USD 3,000,000. For purposes of calculating the amount of Company Cash, the value of the Liquid Digital Assets shall be converted into United States Dollars in accordance with Exhibit K. In the event that, prior to the Closing, the Company pays any cost, fee or other expense that Parent was required to pay in accordance with the express terms of this Agreement, such amount shall be deemed to be included in Company Cash.
“Company Consideration Adjustment” means (i) the Company Debt, minus (ii) the Company Cash, plus (iii) the Company Unpaid Transaction Expenses, minus (iv) Closing Net Working Capital Surplus, plus (v) Closing Net Working Capital Shortfall.
“Company Debt” means, as of Reference Time, any of the following to the extent they are unsatisfied obligations of the Company or any of its Subsidiary and without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business); (iii) all obligations of the Company and its Subsidiaries to rent or other payment amounts under a lease which is required to be classified as a finance lease on the face of a balance sheet prepared in accordance with IFRS, (iv) all outstanding reimbursement obligations of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company; (v) all obligations of the Company and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap, collar agreement or Digital Assets derivative instruments (provided, that, such obligation shall be determined at the fair value of such Digital Asset derivative) or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (vi) all obligations secured by any Encumbrance existing on property owned by the Company and its Subsidiaries, whether or not indebtedness secured thereby will have been assumed; (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the completion of the Transactions or in connection with any lender consent; (viii) all payables aged over 90 days and all outstanding liabilities associated with non-recurring advisory and vendor fees; (ix) all declared but unpaid dividends and distributions due to the Company
Exhibit A-3

Shareholders; (x) (A) all Liabilities for bonuses accrued by or for the Company Employees as of the Closing (including, for clarity, all Liabilities for the bonuses set forth on Schedule 5.2(xiv) of the Company Disclosure Schedule), (B) all Liabilities for accrued, unpaid severance or similar termination payments or benefits payable by the Company or any of its Subsidiaries in respect of terminations that occurred prior to the Closing (other than the terminations contemplated by Section 6.11(e)), and (C) all Liabilities for accrued, unpaid severance or similar termination payments or benefits payable by the Company or any of its Subsidiaries in respect of the terminations contemplated by Section 6.11(e), including in respect of the Founders’ terminations and in respect of the Company Severance Costs (but excluding, for clarity, the Parent Severance Costs), and (D) in each case of subclauses (A) through (C), the employer portion of any related payroll taxes or social security contributions with respect thereto; (xi) all unpaid Pre-Closing Taxes attributable to any Pre-Closing Tax Period for which a Tax Return is first due after the Closing Date (to the extent that the relevant Tax Return for such taxable period has not been filed on or prior to the Closing Date), which Pre-Closing Taxes shall (A) not be an amount less than zero with respect to each applicable jurisdiction and type of Tax, (B) be based on the past practices of the Company and its Subsidiaries (including reporting positions, jurisdictions, elections, and accounting and valuation methods), (C) take into account any Relief of the Company and its Subsidiaries to the extent such Relief is actually available to reduce or offset the corresponding Pre-Closing Tax at a “more likely than not” or higher level of comfort and (excluding, for the avoidance of doubt, any deductions attributable to any Company Shareholders Expense) and (D) exclude any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent income Taxes or with respect to uncertain or speculative Tax positions; provided, notwithstanding the foregoing, this clause (xi) shall exclude any Pre-Closing Taxes in connection with the matters described in Schedule O and include any assessments made by the Dutch Tax Authority with respect to the 2020 corporate income Tax Returns of the Company to the extent not paid prior to Closing; (xii) any amounts due in respect of the Contract set forth on Schedule 1.1 of the Company Disclosure Schedule; and (xiii) any Company Visa/Relocations Costs (but excluding, for clarity, Parent Visa/Relocations Costs). Notwithstanding the foregoing, “Company Debt” shall not include (a) any letters of credit to the extent not drawn upon, (b) customer advances or deposits, (c) any intercompany indebtedness among the Company and any of its Subsidiaries (or any subset thereof), or (d) any liability reflected in Company Net Working Capital or Transaction Expenses.
“Company Employee” means any current or former employee of the Company or any of its Subsidiaries.
“Company Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization, Power and Subsidiaries), Section 2.3(a) (Capital Structure), Section 2.4(a) (Authority; Noncontravention) and Section 2.20 (Transaction Fees).
“Company Material Adverse Effect” means any change, event, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, (i) has had, or would reasonably be expected to have, a materially adverse effect on the business, financial condition or operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions, conditions in the securities markets, capital markets, credit markets, currency markets (including Cryptocurrency and Digital Assets) or other financial markets in the United States or any other country or region in the world, including (x) changes in interest rates in any country or region in the world and changes in exchange rates for any currencies, (y) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world or (z) changes in the price or relative value of any Cryptocurrency or Digital Assets; (B) any change in existence or legality of any Cryptocurrency or Digital Asset, or any halt or suspension in trading of any such Cryptocurrency or Digital Asset on any exchange; (C) changes affecting the industry
Exhibit A-4

generally in which the Company and its Subsidiaries operates; (D) the announcement or pendency of the Transactions (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement); (E) changes, including in interpretation or enforcement, in Applicable Law or the Accounting Principles; (F) arising from the failure of the Company and its Subsidiaries to meet any internal or external financial budgets, projections, forecasts or estimates (provided, that any fact, change, occurrence, event, circumstance or development underlying such failure may constitute, or be taken into account in determining whether there has been, such a material adverse effect to the extent not otherwise excluded under this definition); (G) the taking of any action expressly required by this Agreement or the failure to take any action prohibited by this Agreement; (H) national or international political or social conditions, including (w) the engagement by any country in hostilities, whether or not pursuant to the declaration of a national emergency or war, (x) the occurrence of any military or terrorist attack in any country or region, (y) any stoppage or shutdown of any government activity in any country or region or (z) widespread or industry-wide cyberattack; (I) any epidemic, pandemic or disease outbreak or any escalation or worsening thereof, including any escalation or worsening of such conditions threatened or existing as of the date hereof; or (J) hurricanes, earthquakes, wild fires, floods or other natural disasters; (provided that any of the foregoing events do not affect the Company disproportionately as compared to the Company’s competitors) or (ii) prevents, materially impairs or materially delays the Company’s and its Subsidiaries’ ability to perform or comply with their covenants, agreements or obligations herein or to complete the Transactions in accordance with this Agreement and Applicable Law prior to the Termination Date.
“Company Net Working Capital” means (i) Current Assets less (ii) Current Liabilities.
“Company Net Working Capital Target” means USD 1,509,903.
“Company Paid Transaction Expenses” means any Transaction Expenses which are paid as of the Closing.
“Company Severance Costs” means, collectively, the portion of the severance, termination, notice and similar payments and benefits payable to the Terminating Service Providers allocated to the Company on Schedule I hereto in connection with their termination of service with the Company or its Subsidiaries.
“Company Shareholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Shares issued as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Shares issued as of immediately prior to the Closing.
“Company Shareholders Expenses” means all Transaction Expenses, for the avoidance of doubt including any VAT due in respect of such Transaction Expenses, including by way of reverse charge, to the extent such Transaction Expenses are for the relevant Tax purposes allocable to the Company Shareholders.
“Company Shares” means the ordinary shares in the capital of the Company with a nominal value of EUR 0.01 each.
“Company Transaction Document” means this Agreement, the Offer Letters, the Restrictive Covenant Agreements, the Shareholder Payment Letter and the Side Letter.
“Company Unpaid Transaction Expenses” means any Transaction Expenses which are unpaid as of the Closing.
Exhibit A-5

“Company Visa/Relocation Costs” means, collectively, the portion of the visa and relocation expenses, payments and benefits payable to or in respect of employees of the Company and its Subsidiaries in connection with the Transaction allocated to the Company on Schedule L hereto.
“Competition and Regulatory Clearances” means such filings, notifications, briefings, approvals, and expirations or terminations of any applicable waiting period as may be required or advisable as determined by Parent in connection with the Transactions under Antitrust Law.
“Consideration Adjustment Escrow Amount” means USD 3,000,000.
“Consideration Adjustment Escrow Fund” means the aggregate amount of cash held by the Escrow Agent from time to time in respect of the Consideration Adjustment Escrow Amount.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.
“Cryptocurrency” means digital or crypto currency, assets, tokens or coins in which transactions are verified and records are maintained by a decentralized system using cryptography, rather than by a centralized authority.
“Current Assets” means the consolidated book value of the current assets of the Company and its Subsidiaries for those line items set forth on the Sample Statement, in each case, calculated as of the Reference Time in accordance with the Accounting Principles; provided, that Current Assets shall specifically exclude any items constituting Company Cash, any Tax assets or any asset set forth on Schedule 6.4(b) of the Company Disclosure Schedule.
“Current Liabilities” means the consolidated book value of the current liabilities of the Company and its Subsidiaries for those line items set forth on the Sample Statement, in each case, calculated as of the Reference Time in accordance with the Accounting Principles; provided, that Current Liabilities shall specifically exclude any items constituting Company Debt, Transaction Expenses or any Tax liabilities.
“De Minimis Amount” means USD [***].
“Deed of Transfer” means the notarial deed of transfer of the Company Shares substantially in the form as included in Exhibit F.
“Delayed Period” shall mean, in the event a Delayed Closing Notice is delivered, the number of days starting on the date when the Closing would have occurred in accordance with Section 1.1(e) disregarding the Delayed Closing Notice and ending on the Closing Date.
“Deribit France” means Deribit France SAS, a company incorporated in France under registered number 943-145-235 with its registered office at 33 rue François 1er, 75008 Paris.
“Deribit FZE” means a company incorporated in the Dubai World Trade Center, Dubai, the United Arab Emirates under registered license number 2800 with its registered office at The Offices 4 – One Central, Floor Number 04, Premises No. TO4 FLR04-04.08, Dubai World Trade Center.
Exhibit A-6

“Digital Asset” means digital assets, tokens, cryptocurrencies and any other cryptographically secured digital representation of value or contractual rights that uses a form of distributed ledger or similar technology and can be transferred, stored or traded electronically.
“Disability” means that a Key Employee has become entitled to receive disability benefits under any applicable long-term disability Company Employee Plan in effect prior to the date hereof or, if no such long-term disability Company Employee Plan covers such Key Employee, such Key Employee’s disability under UAE Federal Law No. 10 of 2023, as may be amended, or such Key Employee has become entitled to receive disability benefits (WIA-uitkering) under the Dutch Work and Income (Capacity for Work) Act (Wet werk en inkomen naar arbeidsvermogen).
“Distribution Agent” means Citibank, N.A. or, a distribution agent reasonably satisfactory to the Company and Parent.
“Distribution Agent Agreement” means the agreement to be entered into among Parent, the Company, the Shareholders’ Agent, and the Distribution Agent in substantially the form attached hereto as Exhibit J.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset) provided, however, that restrictions on transfer of Equity Interests under Applicable Law shall not constitute an “Encumbrance.”
“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such share capital or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Equity Investments” means the investment amount of the equity investments owned by the Company as listed on Schedule F to the extent held by the Company at the Reference Time.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.
Exhibit A-7

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or was at the relevant time treated as a single employer with the Company or any of the Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code (whether or not such trade or business is incorporated or located in the U.S.).
“Escrow Agent” means Citibank, N.A. or, an escrow agent reasonably satisfactory to the Company and Parent.
“Escrow Agreement” means the agreement to be entered into between Parent, the Shareholders’ Agent and the Escrow Agent relating to the Escrow Amount in substantially the form attached hereto as Exhibit D.
“Escrow Amounts” means the Indemnity Escrow Amount, the Consideration Adjustment Escrow Amount and the Expense Amount.
“Escrow Funds” means the Indemnity Escrow Fund, the Consideration Adjustment Escrow Fund and the Expense Fund.
“Estimated Closing Statement” means a written statement setting forth the Company’s good faith estimates of (i) the Company Consideration Adjustments, (ii) Company Net Working Capital (including: (A) the balance sheet of the Company as of the Reference Time prepared on a consistent basis with the Sample Statement, (B) an itemized list of each element of the Company’s Current Assets, (C) an itemized list of each element of the Company’s total Currents Liabilities, (D) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed and (E) an itemized list of Company Cash), (iii) any Company Unpaid Transaction Expenses and any Company Paid Transaction Expenses (including an itemized list of any Transaction Expenses that are Company Shareholders Expenses) and (iv) the Net Adjusted Cash Consideration.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means (i) the Per Share Stock Consideration, divided by (ii) the Parent Price Per Share.
“Expense Amount” means USD 3,000,000.
“Expense Fund” means aggregate amount of cash held by the Shareholders’ Agent from time to time in respect of the Expense Amount.
“Finally Determined” means, in respect of any claim, having been either (i) agreed in writing as to quantum and liability between the Shareholders’ Agent and Parent, or (ii) determined by an arbitrator and no right of appeal lies in respect of such determination, or the relevant parties are debarred by passage of time or otherwise from making an appeal.
“Financial Regulatory Conditions” means each of the conditions set forth in Section 7.3(g).
“Financial Regulatory Law” means Applicable Law relating to the provision of regulated financial services and services relating to Digital Assets (including services relating to trading, dealing, exchanging, broking, issuing, purchasing, selling, subscribing for, arranging the purchase, sale or exchange of, holding in custody or transferring securities, derivatives, contractually-based investments, financial instruments or Digital Assets).
Exhibit A-8

“Financial Statements” means, collectively, the Audited Financials and the Interim Financials.
“Fraud” means, with respect to any Person, an actual, intentional and knowing fraud under the laws of the state of Delaware with respect to any statement in any representation or warranty set forth in Article II, Article III or Article IV (as applicable) on which the other parties hereto to this Agreement relies to its material detriment, as finally determined by a court of competent jurisdiction; provided, however, that, such actual, intentional and knowing fraud shall only be deemed to exist if with respect to (i) the Company, the Founders and the Key Employees, (ii) any Company Shareholder, as applicable, or (iii) Parent, had (A) actual knowledge (as opposed to imputed or constructive knowledge) on the date hereof that such representations and warranties (as qualified by the Company Disclosure Schedule) were actually breached on the date hereof and (B) the actual and specific intent to deceive and mislead a party hereto and to receive a material benefit from such deception and misleading.
“French 2017 Order” means the Arrêté du 4 décembre 2017 relatif à l’agrément, aux modifications de situation, au retrait de l’agrément et à la radiation des entreprises d’investissement et des établissements assimilés applicable under French law.
“French MiFID Application” means the application for authorization as a MiFID investment firm under the art. L. 531-4 of the French Monetary and Financial Code submitted to the ACPR by, or on behalf of, Deribit France.
“French MiFID Change of Control Approval” means, in the event that the French MiFID Application is approved by the ACPR prior to the Closing Date, the ACPR having provided notice in writing of its unconditional approval of the acquisition of a “qualifying holding” by Parent and any other person who, as at the Closing Date, (i) is to acquire a “qualifying holding” in Deribit France within the meaning of art. 6 the French 2017 Order, and (ii) meets the conditions of art. 7 of the French 2017 Order.
“Fully-Diluted Company Shares” means the sum, without duplication, of (i) the aggregate number of Company Shares that are issued immediately prior to the Closing, (ii) the aggregate number of Company Shares that would be issuable upon the conversion of any convertible securities of the Company issued immediately prior to the Closing.
“Fully-Diluted Qualified Company Shares” means (i) the Fully-Diluted Company Shares, minus (ii) the aggregate Company Shares held by Non-Qualified Company Securityholders.
“Government Official” means (i) any official, employee, agent or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or Representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or Representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, inspectorate, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxation or other functions of, or pertaining to, government authority (including any governmental or
Exhibit A-9

political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal), and includes the ACPR and VARA.
“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“IFRS” means the International Financial Reporting Standards as adopted by the European Union (EU IFRS) and with Part 9 of Book 2 of the Dutch Civil Code, applicable to the circumstances of the date of determination, consistently applied.
“Indemnity Cap” shall mean, with respect to any Indemnifying Party, the sum of (A) the Closing Cash Consideration paid to such Indemnifying Party (including the Pro Rata Share of the Indemnity Escrow Fund attributable to such Indemnifying Party) plus (B) (i) in the case of a Shareholder not subject to the lock-up described in Section 6.16, the aggregate value at Closing of the Closing Stock received by such Indemnifying Party or (ii) in the case of a Shareholder who is subject to the lock-up described in Section 6.16, the aggregate value of the Closing Stock determined (a) at the Closing with respect to Company Stock that are not Lock-Up Shares and (b) with respect to Lock-Up Shares, at the relevant Lock-Up Release Date. For purposes of the preceding sentence, the “aggregate value” shall be determined by reference to (i) the closing price per share of Parent Stock on the Closing Date with respect to Closing Stock that is not Lock-Up Shares (the “Closing Stock Price”), (ii) with respect to any Lock-Up Shares, the lower of the Closing Stock Price and the closing price per share of Parent Stock on the relevant Lock-Up Release Date (or the next trading day, if such Lock-Up Release Date is not a trading day) for which such shares of Parent Stock are no longer subject to Section 6.16 and (iii) with respect to Lock-Up Shares sold pursuant to Section 9.3(d)(ii), the proceeds received in respect of such sale.
“Indemnity Escrow Amount” means USD [***].
“Insurance Fund” means, without duplication of the Regulatory Capital Amount, (i) one or more segregated accounts maintained by the Company, holding BTC, ETH, USDC and USDT, including, for the avoidance of doubt, accounts recorded as Insurance BTC, Insurance ETH, Insurance USDC and Insurance USDT in the Financial Statements, to cover potential losses related to the liquidation of client positions and regulatory capital; and (ii) any additional segregated accounts maintained by the Company prior to Closing that holds Digital Assets or other cryptocurrencies other than BTC, ETH, USDC, and USDT to cover potential losses related to the liquidation of client positions and regulatory capital.
“Investor Representation Letter” means the investor representation letter substantially in the form attached hereto as Exhibit G.
“Joinder” means a joinder in a form reasonably satisfactory to Parent pursuant to which a Person agrees to be bound by all of the terms of this Agreement as a Company Shareholder.
“Key Employees” means the Persons set forth on Part 2 of Schedule G.
“knowledge” means, (i) with respect to an individual, such individual, (ii) with respect to any Person (other than the Company) that is not an individual, the executive officers of such Person, and (iii) with respect to the Company, the Founders, the Key Employees, in each case, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of the direct reports of such Person (if applicable).
“Legal Proceeding” means any private or governmental action, claim, counterclaim, proceeding, suit, hearing, investigation or litigation, in each case whether civil, criminal,
Exhibit A-10

administrative, judicial or investigative, or any appeal therefrom by or before any Governmental Entity.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with the Accounting Principles or disclosed in the notes thereto.
“Liquid Digital Asset” means the Digital Assets of the Company.
“Minimum Bad Bank Fund Amount” means with a total number of BTC, ETH, USDC and USDT having a USD value (determined at the time of measurement based on the then prevailing spot or exchange rate) equal to at least USD 10,000,000.
“Minimum Insurance Fund Amount” means, (A) with respect to each of BTC, ETH, USDC and USDT, a number of tokens or coins equal to at least 90% of the number of tokens or coins in the Insurance Fund as of May 1, 2025, or, (B) if clause (A) is not satisfied, a total number of BTC, ETH, USDC and USDT having an aggregate value equal to $150 million determined on a the time of measurement basis based on the then prevailing spot or exchange rate.
“M&A Approval” means each of the Governmental Approvals set forth at items 1, 3 and 4 on Schedule E-1, and all of the items set forth on Schedule E-2 and the Financial Regulatory Approval set forth in clause (i) of the definition of the UAE VARA Approval.
“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.
“Net Adjusted Cash Consideration” means (i) the Net Cash Consideration, minus (ii) the Company Consideration Adjustment.
“Net Cash Consideration” means (i) Aggregate Cash Consideration, minus (ii) the Indemnity Escrow Amount, minus (iii) the Consideration Adjustment Escrow Amount, minus (iv) the Expense Amount.
“Non-Core Assets” means those certain assets set forth on Schedule C.
“Non-Qualified Company Securityholder” means any Company Shareholder who is not a Qualified Company Securityholder.
“Non-Qualified Company Securityholder Cash Consideration” means the product of (i) the aggregate Company Shares held by Non-Qualified Company Securityholders and (ii) the Per Share Consideration.
“Notary” means a civil law notary (notaris) working with NautaDutilh N.V., or any of their deputies (waarnemers).
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of a Governmental Entity having binding force and effect.
Exhibit A-11

“Parent Equity Plans” means Parent’s Amended and Restated 2013 Stock Plan, Parent’s 2019 Equity Incentive Plan, as amended, Parent’s 2021 Equity Incentive Plan and Parent’s 2021 Employee Stock Purchase Plan.
“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Standing), Section 4.2(b) (Capitalization), Section 4.12 (Sufficiency of Funds), Section 4.14 (Parent Common Stock) and Section 4.16 (Transaction Fees).
“Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects, (i) has had, or would reasonably be expected to have, a materially adverse effect on the business, financial condition or operations of Parent and its Subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions, conditions in the securities markets, capital markets, credit markets, currency markets (including Cryptocurrency and Digital Assets) or other financial markets in the United States or any other country or region in the world, including (x) changes in interest rates in any country or region in the world and changes in exchange rates for any currencies, (y) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world or (z) changes in the price or relative value of any Cryptocurrency or Digital Assets; (B) any change in existence or legality of any Cryptocurrency or Digital Asset, or any halt or suspension in trading of any such Cryptocurrency or Digital Asset on any exchange; (C) changes affecting the industry generally in which Parent and its Subsidiaries operates; (D) the announcement or pendency of the Transactions (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement); (E) changes, including in interpretation or enforcement, in Applicable Law or GAAP; (F) arising from the failure of Parent and its Subsidiaries to meet any internal or external financial budgets, projections, forecasts or estimates (provided, that any fact, change, occurrence, event, circumstance or development underlying such failure may constitute, or be taken into account in determining whether there has been, such a material adverse effect to the extent not otherwise excluded under this definition); (G) the taking of any action expressly required by this Agreement or the failure to take any action prohibited by this Agreement; (H) national or international political or social conditions, including (w) the engagement by any country in hostilities, whether or not pursuant to the declaration of a national emergency or war, (x) the occurrence of any military or terrorist attack in any country or region, (y) any stoppage or shutdown of any government activity in any country or region or (z) widespread or industry-wide cyberattack; (I) any epidemic, pandemic or disease outbreak or any escalation or worsening thereof, including any escalation or worsening of such conditions threatened or existing as of the date hereof; or (J) hurricanes, earthquakes, wild fires, floods or other natural disasters; (provided that such events do not affect Parent disproportionately as compared to Parent’s competitors) or (ii) prevents, materially impairs or materially delays Parent’s and its Subsidiaries’ ability to perform or comply with their covenants, agreements or obligations herein or to complete the Transactions in accordance with this Agreement and Applicable Law prior to the Termination Date.
“Parent Price Per Share” means USD 254.6659.
“Parent RSUs” means restricted stock units granted under the Parent Equity Plans.
“Parent Severance Costs” means, collectively, the portion of the severance, termination, notice and similar payments and benefits payable to the Terminating Service Providers allocated to Parent on Schedule I hereto in connection with their termination of service with the Company or its Subsidiaries.
Exhibit A-12

“Parent Stock” means Class A common stock of Parent, par value USD 0.00001 per share.
“Parent Stock Exchange” means Nasdaq, but if Nasdaq is no longer the principal U.S. trading market for Parent Stock, then “Parent Stock Exchange” shall be deemed to mean the principal U.S. national securities exchange registered under the Securities Exchange Act of 1934, as amended, on which shares of Parent Stock are then traded.
“Parent Visa/Relocation Costs” means, collectively, the portion of the visa and relocation expenses, payments and benefits payable to or in respect of employees of the Company and its Subsidiaries in connection with the Transaction allocated to Parent on Schedule L hereto.
“Payoff Letters” means payoff letters or similar instruments in form and substance reasonably satisfactory to Parent with respect to all Company Debt of the type contemplated by clause (i) of the definition of Company Debt, which letters provide for the release of all Encumbrances relating to such Company Debt following satisfaction of the terms contained in such payoff letters (including the payment in full and discharge of all principal and accrued but unpaid interest and any premiums or other fees payable in connection with such Company Debt).
“Per Share Cash Consideration” means (i) the greater of (a) USD 0 and (b) (1) the Closing Cash Consideration, minus (2) the Non-Qualified Company Securityholder Cash Consideration, divided by (ii) the Fully-Diluted Qualified Company Shares.
“Per Share Consideration” means (i) the sum of (a) the Closing Cash Consideration, (b) the Closing Stock Consideration, divided by (ii) the Fully-Diluted Company Shares.
“Per Share Stock Consideration” means (i) the Closing Stock Consideration, divided by (ii) the Fully-Diluted Qualified Company Shares.
“Permitted Encumbrances” means: (i) statutory liens for Taxes or other governmental charges that are not yet due and payable or the amount or validity of which is being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with the Accounting Principles; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the leased real property of the Company; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased real property of the Company; (v) public roads and highways; (vi) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; (vii) liens the existence of which would not be reasonably expected to have a material adverse effect (viii) liens that will be released prior to or as of the Closing, (ix) liens created by or through Parent; (x) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (xi) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods; and (xii) non-exclusive object code licenses of software by the Company in the ordinary course of business on its standard unmodified form of end-user agreement.
“Permitted Jurisdictions” means, collectively, the Netherlands, Panama, Poland and the United Arab Emirates.
Exhibit A-13

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Personal Information” means information in any form that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household and/or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any Applicable Laws and/or Privacy Requirements.
“Pre-Closing Tax Period” means any Tax (or portion thereof) that ends on or prior to the Closing Date.
“Pre-Closing Taxes” means any Taxes (i) in connection with the matters described in Schedule O or (ii) of the Company or any of its Subsidiaries for the Pre-Closing Tax Period (including, for the avoidance of doubt, any Taxes arising in connection with the sale, liquidation, distribution, dividend or other disposition of any Digital Assets prior to Closing). For clarity, Pre-Closing Taxes includes any payroll taxes or other Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date. In the case of any Taxes of the Company or any of its Subsidiaries that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (A) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, (B) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date and (C) all Tax deductions related to Transaction Expenses (excluding, for the avoidance of doubt, any deductions attributable to any Company Shareholders Expenses) shall be included as deductions for the Pre-Closing Tax Period to the extent supported by Applicable Law at a “more likely than not” or higher level of comfort.
“Privacy Laws” means all Applicable Laws, or guidance, guidelines or standards as applicable to and biding on the Company, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to privacy, data security, the Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, data localization, consumer protection, the Processing and security of payment card information (including the Payment Card Industry Data Security Standard and other applicable card association rules), wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications.
“Pro Rata Share” means with respect to a Company Shareholder, (i) the sum of the Closing Cash Consideration and Closing Stock Consideration that such Company Shareholder is entitled to be paid pursuant to Section 1.1(a), divided by (ii) the sum of the Closing Cash Consideration and the Closing Stock Consideration that all Company Shareholders are entitled to be paid pursuant to Section 1.1(a).
“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, and/or is considered “processing” by any Applicable Law and/or Privacy Requirements.
Exhibit A-14

“Qualified Company Securityholder” means a Company Shareholder that either (i) delivers an Investor Representation Letter or Selling Holder Questionnaire with a certification that such Company Shareholder, is an Accredited Investor; (ii) delivers an Investor Representation Letter or Selling Holder Questionnaire with a certification that such Company Shareholder, is a not a U.S. Person; or (iii) is determined by Parent to be eligible to receive Parent Stock pursuant to an exemption from registration under the Securities Act and other applicable securities laws.
“Reference Time” means 11:59 pm Dubai time on the Closing Date.
“Regulatory Approvals” means the Competition and Regulatory Clearances (if any), the Governmental Approvals and the Financial Regulatory Approvals.
“Regulatory Capital Amount” means, without duplication of the Insurance Fund, the aggregate amount of the Group’s minimum capital requirements as required by Regulatory Capital Requirements.
“Regulatory Capital Requirements” means all Applicable Law pursuant to which the Company and its Subsidiaries is required to hold or maintain capital in a specified amount and/or form, including, any requirements in connection with the licenses issued by ACPR and VARA at Closing and any capital buffer monitoring requirements to the extent imposed by any Applicable Law or Governmental Entity.
“Regulatory Documents” means all forms, reports, registration statements, schedules and other documents filed or required to be filed with a Governmental Entity, including all required amendments or supplements to any of the foregoing, pursuant to Applicable Law.
“Regulatory Legal Proceeding” means any governmental action or litigation relating to the Antitrust Law, in each case whether civil, criminal, administrative, judicial, or any appeal therefrom by or before any Governmental Entity.
“Relief” means any loss, relief, allowance, credit, exemption or set off for Tax or any deduction in computing income, profits or gains for the purposes of Tax and any right to a repayment of Tax or to a payment in respect of Tax.
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, shareholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“Restricted Cash” means, as of the Reference Time, cash that is not freely usable because it is held for the benefit of the third parties (including customer deposits or accounts, Digital Assets custodied for third parties by the Company or any of its Subsidiaries and escrowed funds) by the Company or any of its Subsidiaries, as applicable; it being understood that cash held in jurisdictions or accounts that, needs to be maintained by, or cannot be transferred to Parent or any of its Affiliates (whether for contractual, regulatory, Tax or other reasons), shall not be deemed Restricted Cash solely as a result of such restrictions.
“Reviewing Accountant” means an internationally recognized auditing firm to be agreed upon between Parent and the Shareholders’ Agent.
“Sample Statement” means the illustrative example of the calculation of Company Net Working Capital as set forth on Schedule K.
“SEC” means the United States Securities and Exchange Commission.
Exhibit A-15

“Securities Act” means the Securities Act of 1933, as amended.
“Selling Holder Questionnaire” means the selling holder questionnaire substantially in the form attached hereto as Exhibit H.
“Shareholder Payment Letter” means the Contract set forth on Part 4 of Schedule G.
“Side Letter” means the Contract set forth on Part 5 of Schedule G.
“Significant Company Shareholders” means the Company Shareholders listed on Schedule B.
“Specified M&A Transaction” means Parent or an Affiliate thereof acquiring or agreeing to acquire, or divesting or agreeing to divest (by merger, amalgamation, consolidation, purchase of equity interests or assets, joint venture or otherwise) any Person or any business, division or portion thereof, or publicly announcing an intention to do any of the foregoing in each case following the date of this Agreement.
“Specified Shareholder” means the Company Shareholder set forth on Part 3 of Schedule G.
“Specified Vendor” means the Person set forth on Part 1 of Schedule G.
“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the issued equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), employer’s and employee’s national insurance contributions, employment, unemployment, disability, escheat, unclaimed property obligations, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority.
“Tax Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax (including any Tax Return).
“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes, and any amendment thereof.
“Termination and Release Agreement” means a termination agreement and release of claims substantially in form attached hereto as Exhibit I-1 or Exhibit I-2, each as may be modified for Applicable Law with respect to the applicable Key Employee or Designated Service Provider.
Exhibit A-16

“Transaction Document” means, collectively, this Agreement, the Deed of Transfer, each Investor Representation Letter delivered by a Company Shareholder, each Selling Holder Questionnaire delivered by a Company Shareholder and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or any of its Subsidiaries in connection with the Share Purchase, this Agreement and the Transactions, including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) any fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisers, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all change in control, retention, sale and similar bonuses or other severance, ex gratia, redundancy, termination or separation obligations, or payments in respect of or in lieu of notice, or other compensatory amounts owed by the Company or any of its Subsidiaries to any of their respective directors, employees and/or consultants in connection with or as a result of consummation of the Transactions and the employer portion of any related payroll taxes or social security contributions with respect thereto; (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Shareholders or Key Employees to be paid for by the Company or any of its Subsidiaries; (v) any VAT payable in connection therewith, including by way of reverse charge; (vi) fifty percent (50%) of the fees, costs and expenses of the Tail Insurance Coverage agreed between Parent and the Company; (vii) fifty percent (50%) of the engagement fee of the Shareholders’ Agent; (viii) fifty percent (50%) of the fees and costs payable to Governmental Entities in accordance with Section 6.4(h) and (ix) any transaction bonus payable Closing to the Specified Vendor. For the avoidance of doubt, with respect to clauses (iii) and (ix), in the event that any portion of the Management Bonus (as defined in Schedule 5.2 of the Company Disclosure Schedule) which is included within Transaction Expense at the Closing (or in connection with the adjustment contemplated by Section 1.8) and is not paid at or following Closing (including due to a failure of vesting conditions) on or prior to the two-year anniversary of Closing, Parent shall cause an amount equal to the Transaction Expenses associated with such unpaid Management Bonus to be transferred to the Distribution Agent for subsequent distribution to the Company Shareholders.
“Treasury Regulations” means the United States Treasury Department’s tax regulations issued under the Code.
“U.S. Person” means a Person that is a U.S. Person as defined in Rule 902(k) of Regulation S under the Securities Act.
“UAE VARA Approval” means (i) an approval by VARA issued pursuant to Section C (Change of Control) of Part VIII (Material Change to Business of Control) of VARA’s Company Rulebook, approving as controllers, Parent and any other person that would acquire “Control” (as such term is defined in VARA’s Company Rulebook) of Deribit FZE, as at the Closing Date and (ii) either (A) the receipt by Deribit FZE of a full VASP License granted by VARA covering virtual assets derivatives trading as part of its Exchange Services (as such term is defined in VARA’s Virtual Assets and Related Activities Regulations 2023) licensed activity and completion of all monitoring or probationary periods or (B) the Company’s existing temporary/probationary VARA license remaining in effect allowing the Company to operate on identical terms as operated as of the Agreement Date.
“VARA” means the Dubai Virtual Assets Regulatory Authority and any successor agency from time to time.
Exhibit A-17

“VASP License” means a license granted to a legal entity or individual by VARA, explicitly authorizing it to carry out one or more activities listed in Schedule 1 of VARA’s Virtual Assets and Related Activities Regulations 2023, in the Emirate of Dubai.
“VAT” means (i) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), (ii) any other Tax of a similar nature imposed in a member state of the European Union in substitution for, or levied in addition to, any Tax referred to in clause (i) of this definition and (iii) any other Tax of a similar nature imposed pursuant to the Applicable Laws of any jurisdiction which is not a member of the European Union, in each case, including any interest or penalties in respect thereof.
“willful breach” means breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the intent and knowledge that the taking or omission of such act would, or would be reasonably expected to, cause a material breach of any covenant in this Agreement or any other Transaction Document by such party.
Other capitalized terms used herein and not defined in this
Exhibit A-18

Exhibit A shall have the meanings assigned to such terms in the following Sections:

Term	Section

Audited Financials	Section 2.5(a)
Authors	Section 2.10(f)
Automatic Resale Registration Statement	Section 6.17(b)
Basket	Section 9.3(a)
Beneficiary	Section 1.12(a)
Claim Certificate	Section 9.5(a)
Claims Period	Section 9.4
Closing	Section 1.1(e)
Closing Date	Section 1.1(e)
Closing Statement	Section 1.8(b)
Closing Stock	Section 1.3(b)(ii)
Closing Stock Price	Section 10.15
CMA	Section 4
Company Authorizations	Section 2.8(b)
Company Balance Sheet	Section 2.5(b)
Company Balance Sheet Date	Section 2.5(b)
Company Closing Certificate	Section 1.2(b)(i)
Company Data	Section 2.10(a)(i)
Company Disclosure Schedule	Section Article II
Company Employee Plans	Section 2.12(a)
Company Fraud	Section 9.2(a)(vi)
Company Indemnification Provisions	Section 6.14(a)
Company Indemnified Parties	Section 6.14(a)
Company Intellectual Property	Section 2.10(a)(ii)
Company Material Adverse Effect	Section 9.2(c)
Company Products	Section 2.10(a)(vi)
Company Software	Section 2.10(a)(vii)
Company Source Code	Section 2.10(a)(viii)
Company Voting Debt	Section 2.3(d)
Company-Licensed Data	Section 2.10(a)(iii)
Company-Owned Data	Section 2.10(a)(iv)
Company-Owned Intellectual Property	Section 2.10(a)(v)
Confidential Information	Section 2.10(a)(ix)
Confidentiality Agreement	Section 6.3(a)
Consideration Adjustments	Section 1.8(b)
Contaminants	Section 2.10(j)
Continuing Employee	Section 6.11(a)
Exhibit A-19

Control	Section 10.15
Data Partners	Section 2.10(n)(i)
Delayed Closing Notice	Section 1.1(e)
Designated Service Providers	Section 6.11(e)
Director	Recitals
EC	Section 5
Effect	Section 10.15
Enterprise Act	Section 4
Escrow Release Date	Section 9.1(a)
Final Net Adjusted Cash Consideration Adjustment	Section 1.8(h)
Final Net Adjusted Cash Consideration Excess	Section 1.8(i)
Final Net Adjusted Cash Consideration Shortfall	Section 1.8(h)
Financial Regulatory Approvals	Section 6.4(c)
First Lock-Up Release Date	Section 6.16
Founder	Recitals
GAAP	Section 4.5(b)
Government Contract	Section 2.16(a)(xix)
Governmental Approvals	Section 7.1(b)
ICT Infrastructure	Section 2.10(a)(x)
Indemnifiable Damages	Section 9.2(a)
Indemnified Person	Section 9.2(a)
Indemnifying Party	Section 9.1(a)
Indemnity Escrow Fund	Section 9.1(a)
Individual Fraud	Section 9.2(b)(iii)
Information Security Program	Section 2.10(a)(xi)
Intellectual Property	Section 2.10(a)(xii)
Intellectual Property Rights	Section 2.10(a)(xiii)
Interim Financials	Section 2.5(a)
International Trade Laws	Section 2.21(a)
Lock-Up	Section 6.16
Lock-Up Release Dates	Section 6.16
Lock-Up Shares	Section 6.16
Management Board	Recitals
Material Contracts	Section 2.16(a)
New Litigation Claim	Section 6.6
Notice of Objection	Section 1.8(c)
Offer Letter	Recitals
Open Source Materials	Section 2.10(a)(xiv)
Organizational Documents	Section 1.2(b)(ii)
Parent Authorizations	Section 4.9(a)
Parent Capitalization Date	Section 4.2(a)
Exhibit A-20

Parent Class B Common Stock	Section 4.2(a)
Parent Common Stock	Section 4.2(a)
Parent Consideration Calculation	Section 1.8(b)
Parent Disclosure Schedule	Section Article IV
Parent Preferred Stock	Section 4.2(a)
Parent SEC Documents	Section 4.5(a)
Part-Time Service Providers	Section 6.11(a)
Payment Time	Section 1.3(b)
Permitted Suspension	Section 6.17(c)
Privacy Policy	Section 2.10(n)(i)
Privacy Requirements	Section 2.10(n)(i)
Prohibited Parties	Section 2.21(b)
Proprietary Information and Technology	Section 2.10(a)(xv)
Registrable Shares	Section 6.17(a)
Regulatory Litigation	Section 6.4(e)
Regulatory Restraint	Section 6.4(e)
Released Party	Section 1.12(a)
Releasing Party	Section 1.12(a)
Resale Registration Statement	Section 6.17(a)
Restricted Parties	Section 2.21(b)
Restrictive Covenant Agreement	Recitals
Sanctioned Countries	Section 2.21(d)
Second Lock-Up Release Date	Section 6.16
Security Incident	Section 2.10(a)(xvi)
Share Purchase	Section 1.1(a)
Shareholder Claim	Section 1.12(a)
Shareholders’ Agent Expenses	Section 9.7(b)
Significant Supplier	Section 2.22
Six-Month Termination Date	Section 8.1(b)
Special Claims	Section 9.3(c)
Special Warranties	Section 9.3(b)
Specified Exchanges	Section 10.15
Specified M&A Approvals	Section 8.1(b)
Spousal Consent	Recitals
Spreadsheet	Section 6.9(a)
Tail Insurance Coverage	Section 6.14(b)
Tax Matter	Section 6.13(d)(i)
Terminating Identified Service Providers	Section 6.11(e)
Terminating Part-Time Service Providers	Section 6.11(e)
Terminating Service Providers	Section 6.11(e)
Termination Fee	Section 8.3(a)
Exhibit A-21

Third-Party Claim	Section 9.8
Third-Party Intellectual Property	Section 2.10(a)(xvii)
Transactions	Recitals
Transfer Taxes	Section 1.10
Exhibit A-22